AR/S

P.E.
7-30

On the move

Campbell's®

Campbell Soup Company 2006 Annual Report

In 2006, our Company is

On trend, On target & On demand

Financial Highlights

(millions of dollars, except per share amounts)

	2006	2005
Results of Operations		
Net sales	$ 7,343	$ 7,072
Gross profit	$ 3,075	$ 2,897
Percent of sales	41.9%	41.0%
Earnings before interest and taxes	$ 1,151	$ 1,132
Earnings from continuing operations	$ 755	$ 644
Per share — diluted	$ 1.82	$ 1.56
Earnings from discontinued operations	$ 11	$ 63
Per share — diluted	$ 0.03	$ 0.15
Net earnings	$ 766	$ 707
Per share — diluted	$ 1.85	$ 1.71
Other Information		
Net cash provided by operating activities	$ 1,226	$ 990
Capital expenditures	$ 309	$ 332
Dividends per share	$ 0.72	$ 0.68

The 2006 Earnings from continuing operations were impacted by the following: a $60 ($.14 per share) benefit from the favorable resolution of a U.S. tax contingency; an $8 ($.02 per share) benefit from a change in inventory accounting method; incremental tax expense of $13 ($.03 per share) associated with the repatriation of non-U.S. earnings under the American Jobs Creation Act; and a $14 ($.03 per share) tax benefit related to higher levels of foreign tax credits, which can be utilized as a result of the sale of the businesses in the United Kingdom and Ireland. The 2006 results of discontinued operations included $56 of deferred tax expense due to book/tax basis differences and $5 of after-tax costs associated with the sale of the businesses (aggregate impact of $.15 per share).

As of August 1, 2005, the company adopted Statement of Financial Accounting Standards No. 123 (revised 2004) "Share-Based Payment" (SFAS No. 123R). Under SFAS No. 123R, compensation expense is to be recognized for all stock-based awards, including stock options. Had all stock-based compensation been expensed in 2005, Earnings from continuing operations would have been $616 and earnings per share would have been $1.49. Net earnings would have been $678 and earnings per share would have been $1.64.

See page 24 for a reconciliation of the impact of these items on reported results.

Our Quality Growth Strategies

1 Expand our icon brands within Simple Meals and Baked Snacks.

2 Trade consumers up to higher levels of satisfaction centered on convenience, wellness, and quality.

3 Make our products more broadly available in existing and new markets.

4 Increase margins by improving price realization and company-wide productivity.

5 Improve overall organizational diversity, engagement, excellence, and agility.

Fellow Shareowners,

It's been over five years since I joined Campbell Soup Company and we unveiled our plans to revitalize our business with a sound strategic growth plan. We have made significant investments since then — to improve our product quality and packaging, strengthen our marketing programs, develop a robust innovation pipeline, improve our information systems, and upgrade our supply chain effectiveness. We also have improved our financial profile, enhanced our relationships with our customers, deepened our connections with our consumers, and consistently improved employee engagement. As a result, Campbell is a formidable force in the global food industry. We are a company *on the move*.



Douglas R. Conant
PRESIDENT AND CEO

Raising the Bar

I'm pleased to report that in fiscal 2006, Campbell's total shareowner return (stock appreciation plus dividends) was 22 percent, making us the top performer in the S&P Food Group.

Adjusted earnings from continuing operations were $686 million, or $1.66 per share, an increase of 11 percent over 2005[1]. Net sales increased to $7.34 billion from $7.07 billion last year.

Reported results were impacted by the sale of our businesses in the U.K. and Ireland, which was announced in the fourth quarter and completed in August. These businesses are accounted for as discontinued operations.

A Strong Portfolio of Brands

Our product portfolio is focused on Simple Meals, heavily anchored by *Campbell's* soup, and Baked Snacks, heavily anchored by *Pepperidge Farm* premium baked goods in North America and *Arnott's* biscuits in Asia Pacific. We also have two high-performing allied growth businesses: *Godiva* premium chocolate and *V8* vegetable-based beverages. Today, our products are on trend, on target, and on demand.

Launching a Major New Initiative

At mid-year, we took a significant step toward creating an improved health and wellness profile for a major portion of our portfolio, with an emphasis on reducing sodium levels in our soups over time. You will read more about this in the pages that follow. This initiative will span multiple years, as we strive to make soup the ultimate healthy simple meal.

Realigning Our International Businesses

The sale of our businesses in the U.K. and Ireland will better enable us to focus on building our businesses within the Simple Meals and Baked Snacks categories in markets with the greatest potential for growth.

For example, in continental Europe, our portfolio is well positioned in the Simple Meals category. In the Asia Pacific region, we are aligning our organization around a structure that will enable us to focus better on both Baked Snacks and Simple Meals. Meanwhile, we have created an Emerging Markets group to explore opportunities in two countries where sizable consumer behaviors for soup already exist — China and Russia.

Managing Costs More Effectively

In fiscal 2006, we successfully completed the initial installation of our SAP enterprise-resource planning system in Canada, and began to prepare for its implementation in the U.S. This project will help us to lower costs associated with processing transactions and managing our information technology infrastructure. It also will enable us to capture better, more timely information to make improved business decisions. We plan to complete our rollout of SAP in the U.S. over fiscal 2007 and 2008. In Australia, we continue to roll out our new sales and distribution system to convert from a direct store delivery system to a central warehouse system. As we drive efforts behind convenience, wellness, and quality, these new systems will improve supply chain planning and profitability.

Diversifying the Workforce

As we gain momentum in the marketplace, we must make similar strides in the workplace. We are changing how we recruit and retain talent and identifying new ways to develop, train, and mentor our employees. Our core strategies also reflect a deep commitment to enhance diversity within our company. With the changing demographics of today's global marketplace and its consumers who are driving eating and cooking trends, we are determined to have a workforce that reflects the markets in which we compete. This way we can better understand, relate to, and anticipate consumer demands. The collaboration of various cultures, ideas, and perspectives will bring forth greater creativity and innovation. It offers a clear competitive advantage.

Five Years of Transformation

The covers of our Annual Reports over the last five years have told the story of Campbell's effort to once again become a leader in the food industry


It's not enough to be a legend.
Campbell's
CONDENSED
CHICKEN NOODLE SOUP


Working the plan


Building
momentum
Soup at Hand


Simply
better
Campbell's


Driving
quality growth
Campbell's

[1] These amounts are adjusted for certain changes in accounting methods, certain tax matters, and other transactions not considered to be part of the ongoing business. See reconciliation of non-GAAP measures on page 24.

A Bright Outlook

Ultimately, our success as an organization must be measured by performance. I ended my first shareowner letter in 2001 by saying that change was underway at Campbell... that we were committed to transforming our company into a winning organization again. In 2002, I concluded by saying we were pleased with the first year of change, but we had much more to do to resume our winning ways.

At the end of fiscal 2006, I am pleased to report that we are achieving our goal of driving sustainable quality growth. This year's financial performance not only met the goals we set for ourselves in our Transformation Plan, but exceeded them.

On the pages that follow, we outline five key strategies to drive success both in the marketplace and the workplace. These strategies, which have evolved over the past five years, are clearly energizing our brands and employees. We are well on our way to achieving our mission: to build the world's most extraordinary food company by nourishing people's lives everywhere, every day.

This is an aspirational goal that is not easily attained. The challenges we face today are many: to meet our financial and business goals while continuing to invest heavily in innovation, to keep our information systems up-to-date, and to seek out global opportunities for growth. We are up to these challenges. We will continue to focus on consistent and high-quality results. Our long-term financial goals remain unchanged: to grow sales 3 to 4 percent, earnings before interest and taxes at 5 to 6 percent, and earnings per share at 5 to 7 percent.

In September 2006, we increased our annual dividend from $.72 per share to $.80 per share.

We are determined to create *sustainably* good performance over the long term... and we will.

Douglas R. Conant
PRESIDENT AND CEO

Chairman's Message

As Doug described, our company's business results in fiscal 2006 were very strong. We achieved the highest total shareowner return in the peer food group and our growth in sales and operating earnings exceeded the median for the group. Campbell increasingly is recognized as one of the best packaged food companies, based upon the strength of its management, innovation initiatives, and strategies for sustainable growth. The Board appreciates the leadership of the senior management team in building the world's most extraordinary food company and delivering superior long-term shareowner returns.

The Board discussed strategies for international operations at four meetings, and concluded that the best strategic direction is to focus, streamline, and then grow its businesses. In Continental Europe, the businesses are focused on Simple Meals and in Asia Pacific, the main business is focused on Baked Snacks. The businesses in the U.K. and Ireland did not meet our company's growth expectations and the Board determined that they should be divested. We support management's commitment of resources to develop Simple Meals and Baked Snacks businesses in emerging markets. The Board followed a very thorough and deliberative process in making these important decisions.

In May 2006, John Brock resigned from the Board to devote his energies on a full-time basis to his new position as President and Chief Executive Officer of Coca-Cola Enterprises, Inc. The company benefited greatly from John's experience in consumer products and international, and we are grateful for his contributions. Last year the Board nominated Sara Mathew, Chief Financial Officer and President – U.S. of Dun & Bradstreet in anticipation of Phil Lippincott's expected retirement in November 2006. However, we decided this year to change our mandatory retirement age for directors from 70 to 72. Consequently, Phil has agreed to stand for re-election again this year. The Board is delighted to continue to have the benefit of his extensive knowledge of the company and the consumer products industry.

Harvey Golub
CHAIRMAN OF THE BOARD



STRATEGY 1

Expand our icon brands within Simple Meals and Baked Snacks.

We will continue to seize opportunities that lie within Simple Meals and Baked Snacks. Our brands — and the growth platforms that support them — provide advantages in these two attractive mega-categories.

Simple Meals

Simple Meals is a category worth more than $90 billion in North America and even more globally. In fiscal 2007, we have opportunities to expand within Simple Meals, especially in soup. To be successful, however, each of our brands must deliver preferred consumer benefits at an acceptable price.

Today's American consumer encompasses a wide range of ages, lifestyles, and ethnicities. We believe *Campbell's* condensed soups have relevance for all of them, and we're committed to bringing that potential to life. Our condensed soups have shown sales growth for the second consecutive year, increasing by 5 percent.

Campbell's condensed soups for cooking and *Swanson* broth provide us with opportunities to increase our share of the Simple Meals category. To capitalize on these priorities, we'll focus on driving volume with "Power Dishes," which are simple casseroles made with *Campbell's* condensed soups and consumer-tested recipes.

We'll also introduce additional varieties of condensed soups for kids, reducing sodium and adding more vegetables.

Campbell's Chunky soup will continue to satisfy a hearty appetite, and we will reinforce the brand's meal credentials with new flavors such as BBQ Seasoned Burger soup.

Finally, we will accelerate the growth of our $250 million retail convenience platform that includes *Campbell's Soup at Hand* soups in portable microwavable cups and *Chunky* and *Select* soups in microwavable bowls. In total, more than 20 convenience soup offerings will be available in fiscal 2007 in the U.S. We also will expand our offerings in Canada with new *Campbell's Chunky* microwavable bowls and in Australia with more flavors of *Campbell's Country Ladle* microwavable soup bowls.

Baked Snacks

Baked Snacks also offers tremendous opportunity for growth. The category is a $40 billion segment of the larger $110 billion snacks market in North America and Australia, which are our primary Baked Snacks geographies.

Our initial focus has been to grow our position within Baked Snacks and to expand the sales and margins of our icon brands — *Goldfish* snack crackers, *Pepperidge Farm* cookies and breads, and *Arnott's* biscuits and snacks. Popular *Goldfish* snack crackers achieved double-digit growth again in fiscal 2006 through product improvements, new packaging, and targeted advertising featuring a group of memorable characters. Pepperidge Farm launched a new line of "Chocolate Delight" cookies under its Distinctive Cookies banner, and added Black & White and Amaretto varieties to its *Milano* cookie line.

Arnott's continues to leverage its strong *Tim Tam* brand with new varieties. These biscuits offer chocolate lovers a sophisticated twist with flavors such as Latte, Orange, and a limited-editon Luscious Strawberry. In savory snacks, Arnott's will introduce puffed crackers into its market-leading *Shapes* line.


Campbell's
JUST HEAT & ENJOY
Chicken Noodle
SOUP
ARNOTT'S
Shapes
Crispy Puffs
New!
Pepperidge Farm
Milano
BLACK & WHITE
DISTINCTIVE COOKIES
SWANSON
Chicken Broth
99% FAT FREE
Cheddar
Goldfish
BAKED
CHUNKY
BBQ Seasoned Burger
Campbell's
Cream of Mushroom
SOUP

In the mega-categories of Simple Meals and Baked Snacks, we are leveraging the power of well-known brands such as *Campbell's Chunky* and *Pepperidge Farm Goldfish* to expand into new segments.

STRATEGY 2

Trade consumers up to higher levels of satisfaction centered on convenience, wellness, and quality.

Our innovation efforts are aimed at giving consumers a higher level of satisfaction centering on convenience, wellness, and quality.

Great Taste and Better For You

In fiscal 2006, we launched a major sodium reduction initiative in our soup portfolio. Our long-term goal is to create great-tasting soups that contain 480 milligrams or less of sodium per serving, further enabling us to promote the positive health benefits of our products.

Recently, we introduced soups using lower sodium, all-natural sea salt. We now offer 25-percent reduced sodium versions of our most popular condensed soups: *Campbell's* Chicken Noodle, Tomato, and Cream of Mushroom. New *Campbell's Healthy Request* soups include four varieties of *Campbell's Chunky,* and three *Campbell's Select* soups. Our existing varieties of *Healthy Request* condensed soups also have been reformulated with lower sodium sea salt for better taste. In Canada, 30 reduced sodium soups will be on the shelf in fiscal 2007.

V8 vegetable juice had a strong year and we are continuing to reinvigorate our beverage business by reducing sodium in our *V8* vegetable juice and by creating a first-of-its-kind vegetable and fruit juice, *V8 V-Fusion*.

To support our reduced sodium efforts, we are working with the American Heart Association (AHA). Nearly 50 products in Campbell's portfolio will bear the AHA heart-check mark. Complementing our efforts will be a more enhanced *Campbell's Labels for Education* program, which includes a wellness theme and a sponsorship with the Harlem Globetrotters aimed at improving youth fitness.

In keeping with consumers' growing interest in organic products, Campbell offers organic options under such brands as *Swanson*, *Pace*, *Prego*, and *V8*.

Taking Quality to New Heights

We also are expanding our quality efforts across our global portfolio. In fiscal 2006, we launched shelf-stable premium soups in the U.S. under the *Campbell's Select Gold Label* brand. Made with an aseptic process and packaging, these restaurant-quality soups now can be enjoyed at home. In Canada, *Campbell's Gardennay* aseptically packaged soups will include three new varieties. In Belgium, our shelf-stable aseptic soups are available under the *Campbell's DéliSoup* brand; and in France, we will launch *Liebig* refrigerated soups to complement our market-leading aseptic soups. Australian consumers can enjoy shelf-stable aseptic soups with the *Velish* brand.

In Baked Snacks, we now are offering consumers portion-controlled, snack alternatives such as *Goldfish* crackers 100-calorie packs and *Arnott's Smart Serve* potato chip packs.

Pepperidge Farm introduced new varieties of whole grain sandwich bread and swirl breakfast breads that had strong consumer appeal. Additionally, *Pepperidge Farm* Natural Whole Grain breads were repositioned to better leverage their key benefits: all-natural ingredients and the goodness of whole grain. Our Pepperidge Farm bakery business has had strong sales and earnings growth for three consecutive years.

At Godiva, we are relaunching our classic Gold Collection globally with 40 new and improved pieces of chocolate and a new elegant gold box. Godiva also is driving increased sales at retail with new flavors of our *Godiva Chocolixir* beverages.


100% Natural
Prego
Organic
Tomato & Basil
Liebig
PurSoup
Mouliné de légumes
V8
100% VEGETABLE JUICE
Select
Gold Label
PEPPERIDGE FARM
WholeGrain
100% Whole Wheat
Hearty Texture
CHUNKY
Healthy Request

We continue to raise the bar when it comes to delivering products that meet and exceed consumers' expectations for convenience, wellness, and quality.

STRATEGY 3

Make our products more broadly available in existing and new markets.

iQ Maximizer gravity-feed shelving, now available in 16,000 stores in the U.S., continues to be a powerful tool to merchandise *Campbell's* condensed soups. We have expanded this shelving to include ready-to-serve, microwavable, and aseptic soups. We now can use this tool to deliver impactful consumer messages at the point of purchase. For example, the newest generation of this shelving system uses color coding to group soups into categories such as wellness, kids, and cooking. In fiscal 2007, we will expand *iQ Maximizer* nationally in Canada.

Premium refrigerated soups in our Away From Home business have grown dramatically. We are expanding our production capacity with a new refrigerated soup plant in Washington State, which will help us provide more soup offerings and increase the number of stores we can serve. We'll also test our own retail refrigerated line in fiscal 2007 under the *Campbell's StockPot* brand, which will broaden our presence in the perimeter of the grocery store.

We will continue to target other food service venues, such as schools and university and business cafeterias with more healthful choices. Our *Campbell's Well & Good* frozen soups are designed to appeal to weight-conscious consumers with on-trend flavors. *Goldfish PhysEdibles* sport-themed animal crackers were specifically developed to meet the general U.S. guidelines for school lunch menus.

Reaching Customers in New Places

Alternate channels also offer significant growth opportunities for a variety of Campbell products. *Campbell's* microwavable soups and *Campbell's Chunky* chili bowl products increasingly are available at convenience stores for the on-the-go consumer. In addition, strong growth of *Goldfish* snack crackers is being driven in part by new single-serve pouches, which are available near check-out registers in many major retailers. Our *Pace* brand, which will be celebrating its 60th anniversary in 2007, delivered strong sales growth with new larger size jars of its Mexican sauces.

Beyond North America, we will use our advantaged platforms in Simple Meals and Baked Snacks to expand our presence in emerging markets. For example, our aseptic packaging for *Swanson* broth in Hong Kong is expanding usage in a highly developed broth market. We recently opened business offices in China and Russia and are researching consumer opportunities in soup. Both countries have a well-developed soup culture and a growing demand for commercially prepared foods.

At Godiva, we're expanding our reach in Asia, where total sales grew by almost 20 percent in fiscal 2006. We also are accelerating the global rollout of our new store design focused on contemporizing our retail stores, providing a greater focus on self treat while maintaining our historical focus on gift collections.

With customized packaging and products, we are making our products more available in new and existing channels and markets.


StockPot
PICANTE
MEDIUM
GODIVA
Dark Chocolate Bars
72% Chocolate Bars
72 Reasons to Indulge
GODIVA
史雲生
清雞湯
CLEAR CHICKEN BROTH
PEPPERIDGE FARM
Goldfish
BAKED SNACK CRACKERS
Cheddar
99¢
CHUNKY
CHILI
ROADHOUSE

STRATEGY 4

Increase margins by improving price realization and company-wide productivity.

To help us improve our profit margins we are focusing on Total Delivered Cost, which incorporates all of the cost factors that impact our gross margins. Total Delivered Cost is generating new thinking about ways to reduce costs across our organization.

In the past, we've had a more narrow focus on cost savings — the positive things we could do to improve yields or to make our products in a more efficient and less costly manner. That program has been extremely successful, delivering $1 billion of savings over the last seven years. Total Delivered Cost expands on this strategy by identifying and evaluating supply chain opportunities from a holistic point of view rather than in small increments. By implementing SAP across North America, we will have greater real-time visibility into all our cost factors. The integrated nature of SAP's enterprise-resource planning system will make it easier to optimize costs across entire business processes.

Over the next few years, we will strive to keep Total Delivered Cost per case flat, while increasing our commitment to quality and innovation.

To help us achieve flat Total Delivered Cost, we have launched two major programs. First, we will continue to expand our global reliability efforts to ensure that the production lines in our manufacturing sites are running as efficiently as possible. Second, we are piloting a new manufacturing initiative to better align our production with the actual needs of our customers. This produce-to-demand approach will enable us to reduce inventory levels, to distribute our products on a more timely basis, and to reduce handling costs.

Our Product Lifecycle Management system will streamline the way product specifications — formulas, ingredients, and labeling — flow through the organization. The system eliminates redundancies and allows information to be available to a broad range of users on a real-time basis, making us more agile in our business procedures. In fiscal 2007, we plan to complete the North American rollout of this important global initiative.

For the past two years, we have used new systems and approaches to help us better analyze the profitability of our marketing and promotion programs. We have applied world-class analytics to assess the sales and profit impact of promotion and advertising spending in key Campbell categories in the U.S. In addition, we have made significant progress in expanding these capabilities outside the U.S.

With new systems and cost-saving initiatives, Campbell employees around the world are helping us to improve our efficiency and to become more agile in meeting customers' needs.

A.J. Sumpter
Warehouse Manager
Napoleon, Ohio

Michele Takeuchi
Training Manager
Toronto, Canada

Adam Hayes
Program Manager
Homebush, Australia

Kim Wolf
Plant Manager
Listowel, Canada



STRATEGY

5 Improve overall organizational diversity, engagement, excellence, and agility.

Diversity

Workforce diversity is critical to ensure that we raise the awareness of cultural differences across the countries in which we operate.

In fiscal 2006, we expanded our networks for women and African American employees and launched two new networks that support our Hispanic and Asian employees. Our employees embrace the inclusive environment that the networks provide and participate in opportunities for development through networking events, mentoring, and information sharing.

By reaching out into diverse communities, our new Supplier Diversity initiative, which increases our utilization of women- and minority-owned suppliers, will strengthen our vendor base, stimulate economic development, and build greater consumer loyalty.

To measure our success in attracting and retaining multicultural talent, we created a Diversity Scorecard, which will also help us benchmark our yearly progress.

Engagement

For the past five years, we have consistently measured our overall employee engagement through annual workplace surveys. Each year our scores have improved. We continue to put in place new programs aimed at hiring and retaining high-potential employees, rewarding long-term high performers, and developing our current talent.

Excellence and Agility

In 2002, we created a leadership model designed to make us more agile as an organization, more effective in our planning, and more rewarding of extraordinary contributions. In fiscal 2007, we will advance this leadership model by launching Campbell University. Campbell University will not only provide a curriculum for learning and development, but a forum for our employees to deepen their understanding of the model. It also will provide training to enhance manager quality across the organization.

Community Commitment

We embrace our responsibility as a good corporate leader by making a difference in our communities. Our product donations help food banks provide nutritious meals for needy families. Our efforts with organizations, such as the American Red Cross, provide food to disaster survivors. And, with partners, such as the National Association of Letter Carriers, we sponsor the *Stamp Out Hunger!* Food Drive to combat hunger in the U.S. Our employees are involved in the communities where they work through Campbell's 50 Hours for the Community program, which encourages Campbell teams throughout the U.S. to complete 50 hours of volunteer service each year. Through financial contributions from the Campbell Soup Foundation in the U.S. and the Arnott's Foundation in Australia, we also help local nonprofit organizations transform their communities.

Our employee networks play a critical role in Campbell's ability to attract, develop, and retain a diverse workforce and to understand ever-changing consumer markets.

Carole Wehn
Vice President
Corporate Audit

Harry Perales
Senior Manager
Procurement

Leslie Tietjen
Program Manager
Research & Development

Marlon Doles
Senior Manager
Human Resources



We're on the way to achieving sustainable growth for years to come because we're leveraging our legendary Campbell brands in new ways. Above all, we're utilizing our creativity and innovation to focus on consumer mega-trends that are accelerating opportunities in markets worldwide — from the drive toward healthier eating, to the need for a convenient meal in minutes, to the demand for high-quality products with fresh ingredients and exceptional flavors.

We're leading the way — and winning the hearts and minds of consumers. We're on the move, striving to nourish people's lives everywhere, every day.

On trend


Campbell's
NEW! CONDENSED
25% LESS SODIUM
THAN OUR REGULAR PRODUCT*
M'm! M'm! GOOD!
with Lower Sodium
Natural Sea Salt
Chicken Noodle
SOUP
NET WT. 10 3/4 OZ (305g)

Watching Your Sodium? So Are We. For fiscal 2007, we've introduced or reformulated many varieties of your favorite *Campbell's* soups to reduce sodium. Now, you can enjoy lower-sodium versions of Chicken Noodle, Tomato, Cream of Mushroom, and other soups that do not sacrifice anything when it comes to taste. The sodium reduction is achieved by incorporating a unique, all-natural sea salt and using sophisticated blending and flavoring techniques. This breakthrough technology is helping us offer consumers more choices without asking them to compromise on great taste.



On trend


V8
V-FUSION
VEGETABLE & FRUIT
Peach
Mango
100% JUICE
Vegetables
FULL SERVING
Fruits
PER 8 OZ GLASS

The Goodness of Fruits and Vegetables in Every Bottle. Worried about you and your family getting all of your recommended daily servings of vegetables and fruits? *V8 V-Fusion* juices make it easy. Made with 100 percent juice and no added sugar, each delicious 8-ounce serving provides a full serving of both vegetables and fruits. Packed with antioxidants and vitamins A, C and E, *V8 V-Fusion* juice is designed to appeal to health-conscious consumers who want a quick and great-tasting way to get their daily requirements of vegetables and fruits.


65
40
30
75

On target


NO PRESERVATIVES
RESTAURANT QUALITY SOUP
Campbell's
Select
Gold Label
SOUTHWESTERN CORN
New!

When Only the Best Will Do. Discerning diners know that *Campbell's Select Gold Label* products have taken soup innovation to a whole new level. To develop these restaurant-quality soups you can enjoy at home, we leveraged our extensive knowledge of aseptic technology and packaging from France, Australia, and Canada. The innovative format ensures that each of the five flavors — Golden Butternut Squash, Blended Red Pepper Black Bean, Italian Tomato with Basil and Garlic, Creamy Portobello Mushroom, and new Southwestern Corn — holds its rich taste, nutrient value, color, and aroma to the fullest. Bon appetit!



On target


Campbell's
Déli Soup
Julienne
Tomaat-Groenten
met balletjes
MET STUKJES
RIJK AAN
GROENTEN

Uncompromising Taste and Quality. Campbell has long been a trailblazer when it comes to introducing new and convenient products for European consumers. Nearly 10 years ago, we were the first company to launch aseptically packaged soup in Belgium. Today, we're continuing to leverage our expertise and creativity in Belgium to develop varieties of *Campbell's DéliSoup* products that are designed to appeal to consumers in search of new taste sensations. They're easy to prepare, delivering great flavor and quality that's as close to homemade as you can get.



On target


GODIVA
Chocolatier

Going from 14K to 24K. New products, packaging, marketing, and merchandising — including a more contemporary store design — continue to help reinvigorate the Godiva brand. In 2006, Godiva is celebrating 80 years of Belgian chocolate-making with the rebirth of a true legend: the iconic *Godiva* Gold Collection signature product line. The new *Godiva* Gold Collection offers luscious new chocolates alongside reformulated classics, all designed to give you more of what you've always loved about Godiva. Like many *Godiva* products, it's not only the perfect gift for many occasions, but also the perfect indulgence for those who don't want to wait for a special reason to treat themselves.



On demand


JUST HEAT & SIP
NEW
Campbell's
Soup at Hand
soup
M'm! M'm! GOOD! TO GO
Italian Style Wedding
Mini Meatballs & Spinach, with Pearl Shaped Pasta in Chicken Broth

Making Shopping Even Simpler. Sixteen thousand and counting. That's how many *iQ Maximizer* gravity-feed shelf systems have been installed in U.S. stores to date. In fiscal 2006, this breakthrough in soup merchandising also began rolling out in Canada and Latin America. The newest generation of the shelving system makes it easier for retailers to stock products such as *Campbell's Soup at Hand* soups in portable microwavable cups and *Campbell's Chunky* and *Select* soups in microwavable bowls. It also uses color coding to cluster soups into categories such as wellness, cooking, and kids, making it easier for consumers to find their current and soon-to-be favorites.



On demand



PEPPERIDGE FARM
5
POUCHES
Goldfish
BAKED
SNACK CRACKERS
100 CALORIE
POUCHES
SMALLER SIZE
BIG TASTE!
Cheddar
Baked with
REAL CHEESE!
Made with Whole Grain
0 Grams Trans Fat
FINN

The Best Things Can Come in Small Packages. All of the fun and great taste of *Pepperidge Farm Goldfish* snack crackers now can be found in 100-calorie-per-serving pouches. These portion-control packs are available in four varieties: Cheddar, Flavor Blasted Xtra Cheddar, Cinnamon Graham, and Chocolate Graham. They're easy to toss in a lunchbox, backpack or briefcase. They're the perfect solution for moms seeking better snacks for their kids, dieters looking for help with portion control, and other consumers who are just looking for a convenient, on-the-go treat.


Goldfish
CALORIES
cheddar

Reconciliation of GAAP and Non-GAAP Financial Measures

The following information is provided to reconcile certain non-GAAP financial measures disclosed in the Letter to Shareowners, page 2, to reported results. The company believes that financial information excluding certain changes in accounting methods, certain tax matters and other transactions not considered to be part of the ongoing business improves the comparability of year-to-year results. Consequently, the company believes that investors may be able to better understand its earnings results if these transactions are excluded from the results. These non-GAAP financial measures are measures of performance not defined by accounting principles generally accepted in the United States and should be considered in addition to, not in lieu of, GAAP reported measures.

	2006		2005			
(dollars in millions, except per share amounts)	**Earnings Impact**	**Diluted Earnings Impact**	Earnings Impact	Diluted Earnings Impact	Earnings % Change	EPS % Change
Earnings from continuing operations, as reported	**$ 755**	**$ 1.82**	$ 644	$ 1.56	17%	17%
Pro forma impact of expensing all stock-based compensation under SFAS No. 123R[1]	**—**	**—**	(28)	(0.07)		
Impact of change in inventory accounting method[2]	**(8)**	**(0.02)**	—	—		
Favorable resolution of a U.S. tax contingency[3]	**(60)**	**(0.14)**	—	—		
Tax expense on repatriation of earnings under the American Jobs Creation Act[4]	**13**	**0.03**	—	—		
Tax benefit related to the use of foreign tax credits[5]	**(14)**	**(0.03)**	—	—		
Adjusted Earnings from continuing operations	**$ 686**	**$ 1.66**	$ 616	$ 1.49	11%	11%
Earnings from discontinued operations, as reported	**$ 11**	**$ 0.03**	$ 63	$ 0.15		
Pro forma impact of expensing all stock-based compensation under SFAS No. 123R[1]	**—**	**—**	(1)	—		
Impact of adjustments to deferred tax expense due to the sale of the United Kingdom and Irish businesses and after-tax costs associated with the sale[6]	**61**	**0.15**	—	—		
Adjusted Earnings from discontinued operations	**$ 72**	**$ 0.17**	$ 62	$ 0.15	16%	13%
Net earnings, as reported	**$ 766**	**$ 1.85**	$ 707	$ 1.71	8%	8%
Impact of adjustments	**(8)**	**(0.02)**	(29)	(0.07)		
Adjusted Net earnings	**$ 758**	**$ 1.83**	$ 678	$ 1.64	12%	12%

The sum of the individual per share amounts does not equal earnings per share due to rounding.

1 In 2006, the company adopted SFAS No. 123R which requires that all stock-based compensation be expensed based on the fair value of the awards. In 2005, the company did not recognize compensation expense for stock options under previous accounting guidelines. This adjustment reflects the pro forma impact had all stock-based awards been expensed.

2 In 2006, the company changed the method of determining the cost of certain U.S. inventories from the LIFO method to the average cost method. As a result, the company recorded an $8 after-tax benefit from the change in accounting method.

3 In 2006, the company recorded a non-cash tax benefit of $60 resulting from the favorable resolution of a U.S. tax contingency related to a prior period.

4 In 2006, the company recorded incremental tax expense of $13 associated with the repatriation of non-U.S. earnings under the American Jobs Creation Act.

5 In the fourth quarter of 2006, the company recorded a non-cash tax benefit of $14 from the anticipated use of higher levels of foreign tax credits, which can be utilized as a result of the sale of the company's United Kingdom and Irish businesses.

6 On August 15, 2006, the company completed the sale of its businesses in the United Kingdom and Ireland pursuant to a Sale and Purchase Agreement dated July 12, 2006. The results of these businesses are reflected as discontinued operations. The 2006 results of discontinued operations included $56 of deferred tax expense due to book/tax basis differences and $5 of after-tax costs associated with the sale of the businesses.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended	**Commission File Number**
July 30, 2006	**1-3822**

CAMPBELL SOUP COMPANY

New Jersey	**21-0419870**
State of Incorporation	**I.R.S. Employer Identification No.**

1 Campbell Place
Camden, New Jersey 08103-1799
Principal Executive Offices

Telephone Number: (856) 342-4800

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Capital Stock, par value $.0375	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

---

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ✓ No ___

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ___ No ✓

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ✓ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ✓ Accelerated filer ___ Non-accelerated filer ___

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ___ No ✓

As of January 27, 2006 (the last business day of the registrant's most recently completed second fiscal quarter), the aggregate market value of capital stock held by non-affiliates of the registrant was approximately $7,208,804,190. There were 403,417,924 shares of capital stock outstanding as of September 19, 2006.

Portions of the Registrant's Proxy Statement for the Annual Meeting of Shareowners to be held on November 16, 2006, are incorporated by reference into Part III.

Campbell Soup Company
Form 10-K

Table of Contents

Part I

Item 1. Business

The Company Campbell Soup Company ("Campbell" or the "company"), together with its consolidated subsidiaries, is a global manufacturer and marketer of high-quality, branded convenience food products. Campbell was incorporated as a business corporation under the laws of New Jersey on November 23, 1922; however, through predecessor organizations, it traces its heritage in the food business back to 1869. The company's principal executive offices are in Camden, New Jersey 08103-1799.

Throughout fiscal 2006, the company continued its focus on the five previously announced strategies designed to improve the company's sales growth and the quality and growth of its earnings. The five strategies include:

- Expanding the company's well-known brands within the simple meal and baked snack categories;
- Trading consumers up to higher levels of satisfaction centering on convenience, wellness and quality;
- Making the company's products more broadly available in existing and new markets;
- Increasing margins by improving price realization and company-wide productivity; and
- Improving overall organizational diversity, engagement, excellence and agility.

Consistent with these strategies, on July 12, 2006, the company announced the sale of its United Kingdom and Irish businesses to Premier Foods plc. The sale, which was completed on August 15, 2006, better enables Campbell to focus on building its businesses within the simple meals and baked snacks categories in markets with the greatest potential for growth.

The company's operations are organized and reported in the following segments: U.S. Soup, Sauces and Beverages; Baking and Snacking; International Soup and Sauces; and Other. The segments are discussed in greater detail below.

U.S. Soup, Sauces and Beverages The U.S. Soup, Sauces and Beverages segment includes the following retail businesses: *Campbell's* condensed and ready-to-serve soups; *Swanson* broth and canned poultry; *Prego* pasta sauce; *Pace* Mexican sauce; *Campbell's Chunky* chili; *Campbell's* canned pasta, gravies, and beans; *Campbell's Supper Bakes* meal kits; *V8* juice and juice drinks; and *Campbell's* tomato juice.

Baking and Snacking The Baking and Snacking segment includes the following businesses: *Pepperidge Farm* cookies, crackers, bakery and frozen products in U.S. retail; *Arnott's* biscuits in Australia and Asia Pacific; and *Arnott's* salty snacks in Australia.

International Soup and Sauces The International Soup and Sauces segment includes the soup, sauce and beverage businesses outside of the United States, including Europe, Mexico, Latin America, the Asia Pacific region and the retail business in Canada. The segment's operations include *Erasco* and *Heisse Tasse* soups in Germany, *Liebig* and *Royco* soups and *Lesieur* sauces in France, *Devos Lemmens* mayonnaise and cold sauces and *Campbell's* and *Royco* soups in Belgium, and *Blå Band* soups and sauces in Sweden. In Asia Pacific, operations include *Campbell's* soup and stock, *Swanson* broths and *V8* beverages. In Canada, operations include *Habitant* and *Campbell's* soups, *Prego* pasta sauce and *V8* beverages. As previously discussed, on August 15, 2006, the company completed the sale of its United Kingdom and Irish businesses, which included *Homepride* sauces, *OXO* stock cubes, and *Batchelors*, *McDonnells* and *Erin* soups. The results of these divested businesses have been reflected as discontinued operations in the consolidated statements of earnings.

Other The balance of the portfolio reported in Other includes Godiva Chocolatier worldwide and the company's Away From Home operations, which represent the distribution of products such as soup, specialty entrees, beverage products, other prepared foods and Pepperidge Farm products through various food service channels in the United States and Canada.

Ingredients The ingredients required for the manufacture of the company's food products are purchased from various suppliers. While all such ingredients are available from numerous independent suppliers, raw materials are subject to fluctuations in price attributable to a number of factors, including changes in crop size, cattle cycles, government-sponsored agricultural programs, import and export requirements and weather conditions during the growing and harvesting seasons. To help reduce some of this volatility, the company uses commodity futures contracts for a number of its ingredients, such as corn, cocoa, soybean meal, soybean oil, wheat and dairy. Ingredient inventories are at a peak during the late fall and decline during the winter and spring. Since many ingredients of suitable quality are available in sufficient quantities only at certain seasons, the company makes commitments for the purchase of such ingredients during their respective seasons. At this time, the company does not anticipate any material restrictions on availability or shortages of ingredients that would have a significant impact on the company's businesses. For additional information on the company's ingredient management and for information relating to the impact of inflation on the company, see "Management's Discussion and Analysis of Results of Operations and Financial Condition" and Note 20 to the Consolidated Financial Statements.

Customers In most of the company's markets, sales activities are conducted by the company's own sales force and through broker and distributor arrangements. In the United States, Canada and Latin America, the company's products are generally resold to consumers in retail food chains, mass discounters, mass merchandisers, club stores, convenience stores, drug stores and other retail establishments. In Europe, the company's products are generally resold to consumers in retail food chains, mass discounters and other retail establishments. In Mexico, the company's products are generally resold to consumers in retail food chains, club stores, convenience stores and other retail establishments. In the Asia Pacific region, the company's products are generally resold to consumers through retail food chains, convenience stores and other retail establishments. Godiva Chocolatier's products are sold generally through a network of company-owned retail boutiques in North America, Europe, and Asia, franchised third-party retail boutique operators primarily in Europe, third-party distributors in Europe and Asia, and major retailers, including department stores and duty-free shops, worldwide. Godiva Chocolatier's products are also sold through catalogs and on the Internet, although these sales are primarily limited to North America and Japan. The company makes shipments promptly after receipt and acceptance of orders.

The company's largest customer, Wal-Mart Stores, Inc. and its affiliates, accounted for approximately 14% of the company's consolidated net sales during fiscal 2006 and 2005. All of the company's segments sold products to Wal-Mart Stores, Inc. or its affiliates. No other customer accounted for 10% or more of the company's consolidated net sales.

Trademarks and Technology As of October 1, 2006, the company owns over 7,100 trademark registrations and applications in over 160 countries and believes that its trademarks are of material importance to its business. Although the laws vary by jurisdiction, trademarks generally are valid as long as they are in use and/or their registrations are properly maintained and have not been found to have become generic. Trademark registrations generally can be renewed indefinitely as long as the trademarks are in use. The company believes that its principal brands, including *Campbell's*, *Erasco*, *Liebig*, *Pepperidge Farm*, *V8*, *Pace*, *Prego*, *Swanson*, *Arnott's*, and *Godiva*, are protected by trademark law in the company's relevant major markets. In addition, some of the company's products are sold under brands that have been licensed from third parties.

Although the company owns a number of valuable patents, it does not regard any segment of its business as being dependent upon any single patent or group of related patents. In addition, the company owns copyrights, both registered and unregistered, and proprietary trade secrets, technology, know-how processes, and other intellectual property rights that are not registered.

Competition The company experiences worldwide competition in all of its principal products. This competition arises from numerous competitors of varying sizes, including producers of generic and private label products, as well as from manufacturers of other branded food products, which compete for trade merchandising support and consumer dollars. As such, the number of competitors cannot be reliably estimated. The principal areas of competition are brand recognition, quality, price, advertising, promotion, convenience and service.

Working Capital For information relating to the company's cash and working capital items, see "Management's Discussion and Analysis of Results of Operations and Financial Condition."

Capital Expenditures During fiscal 2006, the company's aggregate capital expenditures were $309 million. The company expects to spend approximately $325 to $350 million for capital projects in fiscal 2007. The single largest planned fiscal 2007 capital project is the ongoing implementation of the SAP enterprise-resource planning system in North America.

Research and Development During the last three fiscal years, the company's expenditures on research activities relating to new products and the improvement and maintenance of existing products for continuing operations were $99 million in 2006, $90 million in 2005 and $88 million in 2004. The increase from 2005 to 2006 was primarily due to higher stock-based compensation expense recognized under SFAS No. 123R and expenses related to new product development. The increase from 2004 to 2005 was primarily due to currency fluctuations. The company conducts this research primarily at its headquarters in Camden, New Jersey, although important research is undertaken at various other locations inside and outside the United States.

Environmental Matters The company has requirements for the operation and design of its facilities that meet or exceed applicable environmental rules and regulations. Of the company's $309 million in capital expenditures made during fiscal 2006, approximately $8 million was for compliance with environmental laws and regulations in the United States. The company further estimates that approximately $9 million of the capital expenditures anticipated during fiscal 2007 will be for compliance with such environmental laws and regulations. The company believes that continued compliance with existing environmental laws and regulations will not have a material effect on capital expenditures, earnings or the competitive position of the company.

Seasonality Demand for the company's products is somewhat seasonal, with the fall and winter months usually accounting for the highest sales volume due primarily to demand for the company's soup and sauce products. Godiva Chocolatier sales are also strongest during the fall and winter months. Demand for the company's beverage, baking and snacking products, however, is generally evenly distributed throughout the year.

Regulation The manufacture and marketing of food products is highly regulated. In the United States, the company is subject to regulation by various government agencies, including the Food and Drug Administration, the U.S. Department of Agriculture and the Federal Trade Commission, as well as various state and local agencies. The company is also regulated by similar agencies outside the United States and by voluntary organizations such as the National Advertising Division of the Council of Better Business Bureaus.

Employees On July 30, 2006, there were approximately 24,000 full-time employees of the company. Following the sale of the company's United Kingdom and Irish businesses on August 15, 2006, the company had approximately 23,000 full-time employees.

Financial Information For information with respect to revenue, operating profitability and identifiable assets attributable to the company's business segments and geographic areas, see Note 5 to the Consolidated Financial Statements.

Company Website The company's primary corporate website can be found at www.campbellsoupcompany.com. The company makes available free of charge at this website (under the "Investor Center – Financial Reports – SEC Filings" caption) all of its reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, including its annual report on Form 10-K, its quarterly reports on Form 10-Q and its Current Reports on Form 8-K. These reports are made available on the website as soon as reasonably practicable after their filing with, or furnishing to, the Securities and Exchange Commission.

Item 1A. Risk Factors

In addition to the factors discussed elsewhere in this Report, the following risks and uncertainties could materially adversely affect the company's business, financial condition and results of operations. Additional risks and uncertainties not presently known to the company or that the company currently deems immaterial also may impair the company's business operations and financial condition.

The company operates in a highly competitive industry The company operates in the highly competitive food industry and experiences worldwide competition in all of its principal products. A number of the company's primary competitors have substantial financial, marketing and other resources. A strong competitive response from one or more of these competitors to the company's marketplace efforts could result in the company reducing pricing, increasing capital, marketing or other expenditures, or losing market share. These changes may have a material adverse effect on the business and financial results of the company.

The company's long-term results are dependent on successful marketplace initiatives The company's long-term results are dependent on successful marketplace initiatives. The company's product introductions and product improvements, along with its other marketplace initiatives, are designed to capitalize on new customer or consumer trends. In order to remain successful, the company must anticipate and react to these new trends and develop new products or processes to address them. While the company devotes significant resources to meeting this goal, the company may not be successful in developing new products or processes, or its new products or processes may not be accepted by customers or consumers. These results could have a material adverse effect on the business and financial results of the company.

The company may not properly execute, or realize anticipated cost savings or benefits from, its ongoing supply chain, information technology or other initiatives The company's success is partly dependent upon properly executing, and realizing cost savings or other benefits from, its ongoing supply chain, information technology and other initiatives. These initiatives are primarily designed to make the company more efficient in the manufacture and distribution of its products, which is necessary in the company's highly competitive industry. These initiatives are often complex, and a failure to implement them properly may, in addition to not meeting projected cost savings or benefits, result in an interruption to the company's sales, manufacturing, logistics, customer service or accounting functions. Furthermore, the company has invested a significant amount of capital into a number of these initiatives, which may have been more efficiently used if the full cost savings or benefits are not realized. Finally, the company may not meet expected cost savings from publicly-announced restructuring programs. Any of these results could have a material adverse effect on the business and financial results of the company.

The company may be adversely impacted by the increased significance of some of its customers The loss of any of the company's large customers, such as Wal-Mart Stores, Inc., for an extended period of time could adversely affect the company's business or financial results. In addition, the retail grocery trade continues to consolidate and mass market retailers continue to become larger. In such an environment, a large retail customer may attempt to increase its profitability by improving efficiency, lowering its costs or increasing promotional programs. If the company is unable to use its scale, marketing expertise, product innovation and category leadership positions to respond to these customer demands, the company's business or financial results could be negatively impacted.

The company's long-term results may be adversely impacted by increases in the price of raw materials The raw materials used in the company's business include tomato paste, beef, poultry, vegetables, metal containers, glass, paper, resin and energy. Many of these materials are subject to price fluctuations from a number of factors, including product scarcity, commodity market speculation, currency fluctuations, weather conditions, import and export requirements and changes in government-sponsored agricultural programs. To the extent any of these factors result in an unforeseen increase in raw material prices, the company may not be able to offset such increases through productivity or price increases. In such case, the company's business or financial results could be negatively impacted.

The company may be adversely impacted by the failure to successfully identify and execute acquisitions and divestitures From time to time, the company undertakes acquisitions or divestitures. The success of any such acquisition or divestiture depends, in part, upon the company's ability to identify suitable buyers or sellers, negotiate favorable contractual terms and, in many cases, obtain governmental approval. For acquisitions, success is also dependent upon efficiently integrating the acquired business into the company's existing operations. In cases where acquisitions or divestitures are not successfully implemented or completed, the company's business or financial results could be negatively impacted.

The company's long-term results may be impacted negatively by political and/or economic conditions in the United States or other nations The company is a global manufacturer and marketer of high-quality, branded convenience food products. Because of its global reach, the company's performance may be impacted negatively by political and/or economic conditions in the United States as well as other nations. A change in any one or more of the following factors in the United States, or in other nations, could impact the company: currency exchange rates, tax rates, interest rates, legal or regulatory requirements, tariffs, export and import restrictions or equity markets. The company may also be impacted by recession, political instability, civil disobedience, armed hostilities, natural disasters and terrorist acts in the United States or throughout the world. Any one of the foregoing could have a material adverse effect on the business and financial results of the company.

If the company's food products become adulterated or are mislabeled, the company might need to recall those items and may experience product liability claims if consumers are injured The company may need to recall some of its products if they become adulterated or if they are mislabeled. The company may also be liable if the consumption of any of its products causes injury. A widespread product recall could result in significant losses due to the costs of a recall, the destruction of product inventory and lost sales due to the unavailability of product for a period of time. The company could also suffer losses from a significant product liability judgment against it. A significant product recall or product liability case could also result in adverse publicity, damage to the company's reputation and a loss of consumer confidence in the company's food products, which could have a material adverse effect on the business and financial results of the company.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The company's principal executive offices and main research facilities are company-owned and located in Camden, New Jersey. The following table sets forth the company's principal manufacturing facilities and the business segment that primarily uses each of the facilities:

Principal Manufacturing Facilities

Inside the U.S.

California
- Dixon (SSB)
- Sacramento (SSB/OT)
- Stockton (SSB)

Connecticut
- Bloomfield (BS)

Florida
- Lakeland (BS)

Illinois
- Downers Grove (BS)

Michigan
- Marshall (SSB)

New Jersey
- South Plainfield (SSB)

North Carolina
- Maxton (SSB/OT)

Ohio
- Napoleon (SSB/OT)
- Wauseon (SSB/ISS)
- Willard (BS)

Pennsylvania
- Denver (BS)
- Downingtown (BS)
- Reading (OT)

South Carolina
- Aiken (BS)

Texas
- Paris (SSB/OT)

Utah
- Richmond (BS)

Washington
- Woodinville (OT)

Wisconsin
- Milwaukee (SSB)

Outside the U.S.

Australia
- Huntingwood (BS)
- Marleston (BS)
- Shepparton (ISS)
- Virginia (BS)
- Miranda (BS)
- Smithfield (BS)
- Scoresby (BS)

Belgium
- Puurs (ISS)
- Brussels (OT)

Canada
- Listowel (ISS/OT)
- Toronto (ISS/OT)

France
- LePontet (ISS)
- Dunkirk (ISS)

Germany
- Luebeck (ISS)
- Gerwisch (ISS)

Indonesia
- Jawa Barat (BS)

Malaysia
- Selangor Darul Ehsan (ISS)

Mexico
- Villagran (ISS)
- Guasave (SSB)

Netherlands
- Utrecht (ISS)

Papua New Guinea
- Port Moresby (BS)
- Malahang Lae (BS)

Sweden
- Kristianstadt (ISS)

SSB – U.S. Soup, Sauces and Beverages
BS – Baking and Snacking
ISS – International Soup and Sauces
OT – Other

Each of the foregoing manufacturing facilities is company-owned, except that the Woodinville, Washington facility, the Scoresby, Australia facility, and the Selangor Darul Ehsan, Malaysia, facility are leased. The Utrecht, Netherlands, facility is subject to a ground lease. The company also operates retail confectionery shops in the United States, Canada, Europe and Asia; retail bakery thrift stores in the United States; and other plants, facilities and offices at various locations in the United States and abroad, including additional executive offices in Norwalk, Connecticut, New York, New York, and Homebush, Australia. The company is constructing a new facility in Everett, Washington, to replace the existing Woodinville, Washington, facility. This new facility will manufacture refrigerated soups and sauces. On August 15, 2006, as part of the divestiture of the United Kingdom and Irish businesses, the following facilities were sold: Ashford, King's Lynn and Worksop in the United Kingdom and Thurles in Ireland.

Management believes that the company's manufacturing and processing plants are well maintained and are generally adequate to support the current operations of the businesses.

Item 3. Legal Proceedings

As previously reported, on March 30, 1998, the company effected a spinoff of several of its non-core businesses to Vlasic Foods International Inc. ("VFI"). VFI and several of its affiliates (collectively, "Vlasic") commenced cases under Chapter 11 of the Bankruptcy Code on January 29, 2001 in the United States Bankruptcy Court for the District of Delaware. Vlasic's Second Amended Joint Plan of Distribution under Chapter 11 (the "Plan") was confirmed by an order of the Bankruptcy Court dated November 16, 2001, and became effective on or about November 29, 2001. The Plan provides for the assignment of various causes of action allegedly belonging to the Vlasic estates, including claims against the company allegedly arising from the spinoff, to VFB L.L.C., a limited liability company ("VFB") whose membership interests are to be distributed under the Plan to Vlasic's general unsecured creditors.

On February 19, 2002, VFB commenced a lawsuit against the company and several of its subsidiaries in the United States District Court for the District of Delaware alleging, among other things, fraudulent conveyance, illegal dividends and breaches of fiduciary duty by Vlasic directors alleged to be under the company's control. The lawsuit seeks to hold the company liable in an amount necessary to satisfy all unpaid claims against Vlasic (which VFB estimates in the amended complaint to be $200 million), plus unspecified exemplary and punitive damages.

Following a trial on the merits, on September 13, 2005, the District Court issued Post-Trial Findings of Fact and Conclusions of Law, ruling in favor of the company and against VFB on all claims. The Court ruled that VFB failed to prove that the spinoff was a constructive or actual fraudulent transfer. The Court also rejected VFB's claim of breach of fiduciary duty, VFB's claim that VFI was an alter ego of the company, and VFB's claim that the spinoff should be deemed an illegal dividend. On November 1, 2005, VFB appealed the decision to the United States Court of Appeals for the Third Circuit.

The company continues to believe this action is without merit and is defending the case vigorously. In addition, although the results of this matter cannot be predicted with certainty, in management's opinion, the final outcome of this proceeding will not have a material adverse effect on the consolidated results of operations or financial condition of the company.

Item 4. Submission of Matters to a Vote of Security Holders

None.

Executive Officers of the Company

The following list of executive officers as of October 1, 2006, is included as an item in Part III of this Form 10-K:

Name	Present Title	Age	Year First Appointed Executive Officer
Douglas R. Conant	President and Chief Executive Officer	55	2001
Anthony P. DiSilvestro	Vice President – Controller	47	2004
M. Carl Johnson, III	Senior Vice President	58	2001
Ellen Oran Kaden	Senior Vice President – Law and Government Affairs	55	1998
Larry S. McWilliams	Senior Vice President	50	2001
Denise M. Morrison	Senior Vice President	52	2003
Nancy A. Reardon	Senior Vice President	54	2004
Mark A. Sarvary	Executive Vice President	47	2002
Robert A. Schiffner	Senior Vice President and Chief Financial Officer	56	2001
David R. White	Senior Vice President	51	2004
Doreen A. Wright	Senior Vice President and Chief Information Officer	49	2001

Denise M. Morrison served as Executive Vice President and General Manager, Kraft Snacks division (2001 – 2003) of Kraft Foods, Inc., and Executive Vice President and General Manager, Kraft Confection division (2001) of Kraft Foods, Inc. prior to joining Campbell in 2003. Nancy A. Reardon served as Executive Vice President of Human Resources, Comcast Cable Communications (2002 – 2004) and Executive Vice President – Human Resources/Corporate Affairs (1997 – 2002) of Borden Capital Management Partners prior to joining Campbell in 2004. Mark A. Sarvary served as Chief Executive Officer, J. Crew Group (1999 – 2002) prior to joining Campbell in 2002. David R. White served as Vice President, Product Supply – Global Family Care Business (1999 – 2004) of The Procter & Gamble Company prior to joining Campbell in 2004. The company has employed Douglas R. Conant, Anthony P. DiSilvestro, M. Carl Johnson, III, Ellen Oran Kaden, Larry S. McWilliams, Robert A. Schiffner and Doreen A. Wright in an executive or managerial capacity for at least five years.

There is no family relationship among any of the company's executive officers or between any such officer and any director of Campbell. All of the executive officers were elected at the November 2005 meeting of the Board of Directors.

Part II

Item 5. Market for Registrant's Capital Stock, Related Shareowner Matters and Issuer Purchases of Equity Securities

Market for Registrant's Capital Stock

The company's capital stock is listed and principally traded on the New York Stock Exchange. The company's capital stock is also listed on the SWX Swiss Exchange. On September 19, 2006, there were 29,889 holders of record of the company's capital stock. Market price and dividend information with respect to the company's capital stock are set forth in Note 24 to the Consolidated Financial Statements. In September 2006, the company increased the quarterly dividend to be paid in the first quarter of fiscal 2007 to $0.20 per share. Future dividends will be dependent upon future earnings, financial requirements and other factors.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased[1]	Average Price Paid Per Share[2]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[3]	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs ($ in millions)[3]
5/1/06 – 5/31/06	1,142,698[4]	$ 34.64[4]	408,120	$ 492
6/1/06 – 6/30/06	4,180,000[5]	$ 35.90[5]	1,496,440	$ 438
7/1/06 – 7/30/06	3,627,254[6]	$ 36.92[6]	1,016,140	$ 400
Total	8,949,952	$ 36.15	2,920,700	$ 400

1 Includes (i) 6,009,300 shares repurchased in open-market transactions to offset the dilutive impact to existing shareowners of issuances under the company's stock compensation plans, and (ii) 19,952 shares owned and tendered by employees to satisfy tax withholding obligations on the vesting of restricted shares. Unless otherwise indicated, shares owned and tendered by employees to satisfy tax withholding obligations were purchased at the closing price of the company's shares on the date of vesting.

2 Average price paid per share is calculated on a settlement basis and excludes commission.

3 On November 21, 2005, the company announced that its Board of Directors authorized the purchase of up to $600 million of company capital stock on the open market or through privately negotiated transactions through the end of fiscal 2008. As previously disclosed on August 15, 2006, subsequent to the end of the fourth quarter of fiscal 2006, the company announced that its Board of Directors authorized the purchase of an additional $620 million of company capital stock, which is expected to be completed in fiscal 2007. This new authorization is in addition to the November 21, 2005 plan described above. Pursuant to this new authorization, the company entered into accelerated repurchase agreements on September 28, 2006, with a financial institution to repurchase approximately $600 million of stock.

4 Includes (i) 731,880 shares repurchased in open-market transactions at an average price of $34.64 to offset the dilutive impact to existing shareowners of issuances under the company's stock compensation plans, and (ii) 2,698 shares owned and tendered by employees at an average price per share of $32.16 to satisfy tax withholding requirements on the vesting of restricted shares.

5 Includes 2,683,560 shares repurchased in open-market transactions at an average price of $35.90 to offset the dilutive impact to existing shareowners of issuances under the company's stock compensation plans.

6 Includes (i) 2,593,860 shares repurchased in open-market transactions at an average price of $36.87 to offset the dilutive impact to existing shareowners of issuances under the company's stock compensation plans, and (ii) 17,254 shares owned and tendered by employees at an average price per share of $37.61 to satisfy tax withholding requirements on the vesting of restricted shares.

Item 6. Selected Financial Data

Five-Year Review – Consolidated

(millions, except per share amounts)

Fiscal Year	**2006**[1]	2005	2004[2]	2003[3]	2002[4]
Summary of Operations					
Net sales	**$ 7,343**	$ 7,072	$ 6,660	$ 6,271	$ 5,771
Earnings before interest and taxes	**1,151**	1,132	1,038	1,030	923
Earnings before taxes	**1,001**	952	870	849	737
Earnings from continuing operations	**755**	644	582	568	477
Earnings from discontinued operations	**11**	63	65	58	48
Cumulative effect of accounting change	**—**	—	—	(31)	—
Net earnings	**766**	707	647	595	525
Financial Position					
Plant assets – net	**$ 1,954**	$ 1,987	$ 1,901	$ 1,843	$ 1,684
Total assets	**7,870**	6,776	6,662	6,205	5,721
Total debt	**3,213**	2,993	3,353	3,528	3,645
Shareowners' equity (deficit)	**1,768**	1,270	874	387	(114)
Per Share Data					
Earnings from continuing operations – basic	**$ 1.86**	$ 1.57	$ 1.42	$ 1.38	$ 1.16
Earnings from continuing operations – assuming dilution	**1.82**	1.56	1.41	1.38	1.16
Net earnings – basic	**1.88**	1.73	1.58	1.45	1.28
Net earnings – assuming dilution	**1.85**	1.71	1.57	1.45	1.28
Dividends declared	**0.72**	0.68	0.63	0.63	0.63
Other Statistics					
Capital expenditures	**$ 309**	$ 332	$ 288	$ 283	$ 269
Weighted average shares outstanding	**407**	409	409	411	410
Weighted average shares outstanding – assuming dilution	**414**	413	412	411	411

(All per share amounts below are on a diluted basis.)

In 2006, the company entered into an agreement to sell its United Kingdom and Irish businesses. The sale was completed in August 2006. The results of operations of the businesses have been reflected as discontinued operations for all periods presented.

As of August 1, 2005, the company adopted Statement of Financial Accounting Standards No. 123 (revised 2004) "Share-Based Payment" (SFAS No. 123R). Under SFAS No. 123R, compensation expense is to be recognized for all stock-based awards, including stock options. Had all stock-based compensation been expensed in 2005, Earnings from continuing operations would have been $616 and earnings per share would have been $1.49. Net earnings would have been $678 and earnings per share would have been $1.64. The pro forma reduction on earnings from continuing operations in prior years would have been as follows: 2004 – $28 or $.07 per share; 2003 – $24 or $.06 per share; 2002 – $15 or $.04 per share.

In 2003, the company adopted SFAS No. 142 resulting in the elimination of amortization of goodwill and other indefinite-lived intangible assets. The 2002 results have not been restated.

1 The 2006 earnings from continuing operations were impacted by the following: a $60 ($.14 per share) benefit from the favorable resolution of a U.S. tax contingency; an $8 ($.02 per share) benefit from a change in inventory accounting method; incremental tax expense of $13 ($.03 per share) associated with the repatriation of non-U.S. earnings under the American Jobs Creation Act; and a $14 ($.03 per share) tax benefit related to higher levels of foreign tax credits, which can be utilized as a result of the sale of the businesses in the United Kingdom and Ireland. The 2006 results of discontinued operations included $56 of deferred tax expense due to book/tax basis differences and $5 of after-tax costs associated with the sale of the businesses (aggregate impact of $.15 per share).

2 2004 results from continuing operations included a pre-tax restructuring charge of $26 ($18 after tax or $.04 per share) related to a reduction in workforce and the implementation of a distribution and logistics realignment in Australia. Results from discontinued operations included an after-tax effect of $4 ($.01 per share) associated with a reduction in workforce.

3 The 2003 fiscal year consisted of fifty-three weeks compared to fifty-two weeks in all other periods. The additional week contributed 2 percentage points of the sales increase compared to 2002, and approximately $.02 per share to net earnings.

4 2002 results included pre-tax costs of $20 ($14 after tax or $.03 per share) related to an Australian manufacturing reconfiguration.

Five-Year Review should be read in conjunction with the Notes to Consolidated Financial Statements.

Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition

Overview

Campbell Soup Company is a global manufacturer and marketer of high-quality, branded convenience food products. The company is organized and reports operating results as follows: U.S. Soup, Sauces and Beverages, Baking and Snacking and International Soup and Sauces, with the balance of the portfolio, which includes Godiva Chocolatier worldwide and the Away From Home operations, reported as Other. See also Note 5 to the Consolidated Financial Statements for additional information on segments.

On August 15, 2006, the company completed the sale of its businesses in the United Kingdom and Ireland for £460 million, or approximately $870 million, pursuant to a Sale and Purchase Agreement dated July 12, 2006. The United Kingdom and Irish businesses include *Homepride* sauces, *OXO* stock cubes, *Batchelors* soups and *McDonnells* and *Erin* soups. The purchase price is subject to certain post-closing adjustments. The company has reflected the results of these businesses as discontinued operations in the consolidated statements of earnings for all years presented. The assets and liabilities of these businesses were reflected as assets and liabilities of discontinued operations held for sale in the consolidated balance sheet as of July 30, 2006. The company will use approximately $620 million of the net proceeds to purchase company stock. These purchases are expected to be completed in 2007. See Note 2 to the Consolidated Financial Statements for additional information.

Results of Operations

2006 Net earnings were $766 million ($1.85 per share) in 2006 compared to $707 million ($1.71 per share) in 2005. Earnings from continuing operations were $755 million ($1.82 per share) in 2006 and $644 million ($1.56 per share) in 2005. (All earnings per share amounts included in Management's Discussion and Analysis are presented on a diluted basis.)

There were several items that impacted the comparability of earnings:

- As of August 1, 2005, the company adopted Statement of Financial Accounting Standards No. 123 (revised 2004) "Share-Based Payment" (SFAS No. 123R). Under SFAS No. 123R, compensation expense is to be recognized for all stock-based awards, including stock options. Had all stock-based compensation been expensed in 2005, Earnings from continuing operations would have been $616 million and earnings per share would have been $1.49. Net earnings would have been $678 million and earnings per share would have been $1.64 (See Notes 1 and 21 to the Consolidated Financial Statements);
- In the first quarter of 2006, the company recorded a non-cash tax benefit of $47 million resulting from the favorable resolution of a U.S. tax contingency related to transactions in government securities in a prior period. In addition, the company reduced interest expense and accrued interest payable by $21 million and adjusted deferred tax expense by $8 million ($13 million after tax). The aggregate non-cash impact of the settlement on Earnings from continuing operations was $60 million, or $.14 per share. (See Note 11 to the Consolidated Financial Statements);
- In the first quarter of 2006, a $13 million pre-tax gain was recognized due to a change in the method of accounting for certain U.S. inventories from the LIFO method to the average cost method. The impact on Earnings from continuing operations was $8 million, or $.02 per share. Prior periods were not restated since the impact of the change on previously issued financial statements was not considered material. (See Note 13 to the Consolidated Financial Statements);
- In 2006, incremental tax expense of $13 million, or $.03 per share, was recognized associated with incremental dividends of $294 million as the company finalized its plan to repatriate earnings from non-U.S. subsidiaries under the provisions of the American Jobs Creation Act (the AJCA);
- In the fourth quarter of 2006, the company recorded a non-cash tax benefit of $14 million, or $.03 per share, from the anticipated use of higher levels of foreign tax credits, which can be utilized as a result of the sale of the company's United Kingdom and Irish businesses in August 2006; and
- The 2006 results of discontinued operations included $56 million of deferred tax expense due to book/tax basis differences and $7 million pre-tax costs ($5 million after tax) associated with the sale of the businesses. The aggregate impact of these items was $.15 per share.

The items impacting comparability are summarized below:

(millions, except per share amounts)	2006 Earnings Impact	2006 EPS Impact	2005 Earnings Impact	2005 EPS Impact
Earnings from continuing operations	**$ 755**	**$ 1.82**	$ 644	$ 1.56
Net earnings	**$ 766**	**$ 1.85**	$ 707	$ 1.71
Pro forma impact of SFAS No. 123R	**$ —**	**$ —**	$ (28)	$ (0.07)
Impact of change in inventory accounting method	**(8)**	**(0.02)**	—	—
Favorable resolution of a U.S. tax contingency	**(60)**	**(0.14)**	—	—
Tax expense on repatriation of earnings under the AJCA	**13**	**0.03**	—	—
Tax benefit related to the use of foreign tax credits	**(14)**	**(0.03)**	—	—
Impact of significant items on continuing operations[1]	**$ (69)**	**$(0.17)**	$ (28)	$ (0.07)
Deferred taxes and after-tax costs associated with the sale of discontinued operations	**61**	**0.15**	—	—
Pro forma impact of SFAS No. 123R	**—**	**—**	(1)	—
Impact of significant items on net earnings	**$ (8)**	**$(0.02)**	$ (29)	$ (0.07)

1 The sum of the individual per share amounts does not equal due to rounding.

The remaining improvement in 2006 earnings from 2005 was due to an increase in sales, an improvement in gross margin as a percentage of sales, a lower effective tax rate, and higher interest income, partially offset by higher administrative and marketing and selling costs.

2005 Earnings from continuing operations were $644 million ($1.56 per share) in 2005 compared to $582 million ($1.41 per share) in 2004. Earnings from continuing operations between 2005 and 2004 were impacted by an increase in sales, lower corporate expenses and the favorable impact of currency, partially offset by a decline in gross margin as a percentage of sales and an increase in interest expense. The 2004 results were also impacted by the following:

- A pre-tax restructuring charge of $26 million ($18 million after tax or $.04 per share) related to a reduction in workforce and the implementation of a distribution and logistics realignment in Australia. (See also the section entitled Restructuring Program and Note 6 to the Consolidated Financial Statements);
- A pre-tax gain of $16 million ($10 million after tax or $.02 per share) from a settlement of a class action lawsuit involving ingredient suppliers; and
- A pre-tax gain of $10 million ($6 million after tax or $.02 per share) from a sale of a manufacturing site in California.

The gains were recorded in Other expenses/(income).

Had all stock-based compensation been expensed, Net earnings would have been $678 million and earnings per share would have been $1.64 in 2005; Net earnings would have been $618 million and earnings per share would have been $1.50 in 2004. Earnings from continuing operations would have been $616 million ($1.49 per share) in 2005 and $554 million ($1.34 per share) in 2004.

Sales

An analysis of net sales by reportable segment follows:

(millions)	**2006**	2005	2004	% Change 2006/2005	% Change 2005/2004
U.S. Soup, Sauces and Beverages	**$ 3,257**	$ 3,098	$ 2,998	5	3
Baking and Snacking	**1,747**	1,742	1,613	—	8
International Soup and Sauces	**1,255**	1,227	1,146	2	7
Other	**1,084**	1,005	903	8	11
	$ 7,343	$ 7,072	$ 6,660	4	6

An analysis of percent change of net sales by reportable segment follows:

2006/2005	U.S. Soup, Sauces and Beverages	Baking and Snacking	International Soup and Sauces	Other	Total
Volume and Mix	(1)%	—%	3%	6%	1%
Price and Sales Allowances	6	3	—	3	3
Increased Promotional Spending[1]	—	(2)	—	(1)	—
Currency	—	(1)	(1)	—	—
	5%	—%	2%	8%	4%

2005/2004	U.S. Soup, Sauces and Beverages	Baking and Snacking	International Soup and Sauces	Other	Total
Volume and Mix	2%	4%	2%	7%	3%
Price and Sales Allowances	1	3	1	3	2
Increased Promotional Spending[1]	—	(1)	(2)	—	(1)
Currency	—	2	6	1	2
	3%	8%	7%	11%	6%

1 Represents revenue reductions from trade promotion and consumer coupon redemption programs.

In 2006, U.S. Soup, Sauces and Beverages sales increased 5%. U.S. soup sales increased 4% as condensed soup sales increased 5%, ready-to-serve soup sales increased 1% and broth sales increased 11%. The U.S. Soup sales growth was primarily driven by higher prices across the portfolio. Condensed soup also benefited from the additional installation of gravity-feed shelving systems and increased advertising. The ready-to-serve sales performance was positively impacted by the introductions of *Campbell's Select Gold Label* soups in aseptic packaging and *Campbell's* Chicken Noodle, Tomato and Vegetable soups in microwavable bowls, which were partially offset by the discontinuance of *Campbell's Kitchen Classics* soups and a decline in *Campbell's Chunky* soups. The introduction of *Campbell's* Chicken Noodle, Tomato and Vegetable soups in microwavable bowls, combined with sales gains from *Campbell's Chunky* and *Campbell's Select* soups in microwavable bowls and *Campbell's Soup at Hand* sippable soups, drove significant growth in the convenience platform. *Swanson* broth sales growth was primarily due to volume gains of aseptically-packaged products and successful holiday merchandising. In other parts of the business, *Prego* pasta sauces and *Pace* Mexican sauces delivered solid sales growth. Beverage sales increased double digits driven by *V8* vegetable juices, which had strong volume growth. The introduction of *V8 V-Fusion* juice beverages also contributed to sales growth, while sales of *V8 Splash* juice beverages declined.

In 2005, U.S. Soup, Sauces and Beverages sales increased 3%. U.S. soup sales increased 5%, driven by an 8% gain in condensed soup and a 12% increase in broth, partially offset by a 1% decline in ready-to-serve soup. The U.S. condensed soup increase was driven by a double-digit increase in eating soups, due in part to the combination of successful merchandising and kids promotional marketing programs, increased advertising and higher prices. Cooking varieties of condensed soup also achieved sales growth behind strong performance during the holiday season. Condensed soup sales also benefited from gravity-feed shelving systems installed in retail stores. Broth sales increased, driven by gains achieved through its expanded use in cooking and strong consumer response to two new organic varieties in aseptic containers introduced earlier in 2005. In ready-to-serve soup, *Campbell's Chunky* soup sales increased 7%. These gains were offset by declines in sales of *Campbell's Select* soups and *Campbell's Kitchen Classics* soups. The *Campbell's Select* soups decline of 15% was due to volume losses resulting from competitive activity. Sales of microwavable soups were flat for the year, as double-digit growth of *Campbell's Chunky* and *Campbell's Select* soups in microwavable bowls was offset by declines in *Campbell's Soup at Hand* sippable soups. In other parts of the business, the launch of *Campbell's Chunky* chili in 2005 added to sales gains. *Campbell's SpaghettiOs* pasta sales rose as consumers responded to the transition from the *Franco-American* brand to the *Campbell's* brand and to new advertising. Sales of *Prego* pasta sauces declined slightly, while sales of *Pace* Mexican sauces were flat for the year. *V8* vegetable juice sales increased due to higher prices and improved volume, while sales of *V8 Splash* juice beverages and *Campbell's* tomato juice declined.

In 2006, Baking and Snacking sales were flat versus 2005 as growth at Pepperidge Farm was offset by declines in the Arnott's business. Pepperidge Farm reported sales increases in its bakery and cookies and crackers businesses. Sales of bakery products increased due to the strong performance of *Pepperidge Farm* whole grain breads. Sales gains in cookies and crackers were primarily due to double-digit growth of *Pepperidge Farm Goldfish* snack crackers. Arnott's sales declined, primarily due to a decline in the Australian snack foods business and the unfavorable impact of currency.

Baking and Snacking sales increased 8% in 2005 versus 2004. Pepperidge Farm contributed significantly to the sales increase as a result of sales gains across bakery, cookies and crackers and frozen, primarily due to higher volume and increased prices. The fresh bakery business experienced double-digit growth as a result of expanded distribution and product improvements on bagels and English muffins along with strong results from *Pepperidge Farm Farmhouse* breads and *Pepperidge Farm Carb Style* breads and rolls. In cookies and crackers, sales growth was driven by *Pepperidge Farm* Chocolate Chunk cookies, four new soft-baked varieties of cookies, and the introduction of sugar-free cookies and *Whims* poppable snacks. In addition, *Pepperidge Farm Goldfish* snack crackers delivered sales growth. Pepperidge Farm frozen product sales increased behind the strong performance of pot pies, breads and pastry. Arnott's sales grew primarily due to currency and volume gains. Arnott's achieved sales growth in each of its three businesses: sweet biscuits, savory biscuits and salty snacks.

International Soup and Sauces sales increased 2% in 2006 versus 2005. In Canada, sales increased due to the favorable impact of currency and a strong performance in ready-to-serve soup, which grew double digits, aided by the introduction of *Campbell's Soup at Hand* sippable soups. Sales from the Australian soup business increased double digits, primarily due to the performance of ready-to-serve soup and broth. In Europe, sales declined primarily due to currency. Excluding the impact of currency, sales grew slightly driven by the business in Belgium and higher sales of *V8* vegetable juice.

International Soup and Sauces sales increased 7% in 2005 versus 2004, driven primarily by currency. In Europe, strong sales gains of wet and dry soups in France and *Campbell's* wet soups in Belgium also contributed to growth. In Asia Pacific, Australian beverages and broth delivered volume gains, while sales increased in Asia, in part, from the launch of a new dry soup product targeting breakfast consumption. Canada achieved volume growth due in part to its ready-to-serve soup business which includes a new aseptic variety, *Campbell's Gardennay* soup.

In Other, sales increased 8% in 2006 versus 2005. Godiva Chocolatier sales increased primarily due to same-store sales growth in all regions, new product introductions in the U.S., an increase in duty-free sales in Europe and new stores in Asia. Away From Home sales increased primarily due to sales growth in soup, including refrigerated soups, and beverages.

In Other, sales increased 11% in 2005 versus 2004. Away From Home delivered strong sales growth, led by premium refrigerated soups. Godiva Chocolatier's worldwide sales increased double digits with North America, Europe and Asia all contributing to growth. In North America, Godiva achieved double-digit same-store sales results driven by successful new products, including sugar-free chocolates and the relaunch of truffles.

Gross Profit Gross profit, defined as Net sales less Cost of products sold, increased by $178 million in 2006. As a percent of sales, gross profit was 41.9% in 2006, 41.0% in 2005 and 41.4% in 2004. The percentage point increase in 2006 was due to higher selling prices (approximately 2.0 percentage points), productivity improvements (approximately 1.8 percentage points), and a change in the method of accounting for inventory (approximately 0.2 percentage points), partially offset by a higher level of promotional spending (approximately 0.1 percentage points), mix (approximately 0.2 percentage points) and inflation and other factors (approximately 2.8 percentage points). The percentage point decrease in 2005 was due to the impact of inflation and other factors (approximately 3.1 percentage points) and a higher level of promotional spending (approximately 0.3 percentage points), partially offset by mix (approximately 0.2 percentage points), productivity improvements (approximately 1.9 percentage points) and higher selling prices (approximately 0.9 percentage points).

Gross profit would have been $4 million lower in 2005 and 2004 had all stock-based compensation been expensed.

Marketing and Selling Expenses Marketing and selling expenses as a percent of sales were 16.4% in 2006, 16.0% in 2005 and 16.5% in 2004. Marketing and selling expenses increased 6% in 2006. The increase was driven primarily by higher advertising (approximately 3 percentage points), higher selling expenses (approximately 2 percentage points) and increased stock-based compensation recognized under SFAS No. 123R (approximately 1 percentage point). In 2005, Marketing and selling expenses increased 3% from 2004. The increase was driven by higher levels of advertising and currency.

Marketing and selling expenses would have been $12 million higher in 2005 and $11 million higher in 2004 had all stock-based compensation been expensed.

Administrative Expenses Administrative expenses as a percent of sales were 8.4% in 2006 and 7.8% in 2005 and 2004. Administrative expenses increased 12% in 2006 from 2005. The increase was due to higher stock-based compensation recognized under SFAS No. 123R (approximately 5 percentage points), higher compensation and benefit expenses (approximately 5 percentage points), and an increase in costs associated with the ongoing implementation of the SAP enterprise-resource planning system in North America (approximately 2 percentage points). Administrative expenses increased by 5% in 2005 from 2004. Currency accounted for approximately 1 percentage point of the increase and costs associated with the implementation of the SAP enterprise-resource planning system in North America and higher general administrative expenses each accounted for 2 percentage points of the increase.

Administrative expenses would have been $25 million higher in 2005 and $26 million higher in 2004 had all stock-based compensation been expensed.

Research and Development Expenses Research and development expenses increased $9 million or 10% in 2006 from 2005 primarily due to higher stock-based compensation recognized under SFAS No. 123R and expenses related to new product development. Research and development expenses increased $2 million or 2% in 2005 from 2004 primarily due to currency.

Research and development expenses would have been $4 million higher in 2005 and 2004 had all stock-based compensation been expensed.

Other Expenses / (Income) Other expense of $5 million in 2006 included the cost of acquiring the rights to the *Pepperidge Farm Goldfish* trademark in certain non-U.S. countries and a write-down of a trademark used in the Australian snack foods market.

Other income in 2005 of $5 million was primarily royalty income related to the company's brands.

Other income in 2004 of $13 million included a $16 million gain from the company's share of a class action settlement involving ingredient suppliers, a $10 million gain on a sale of a manufacturing site, other net income of $4 million, partially offset by a $10 million adjustment to the carrying value of long-term investments in affordable housing partnerships and $7 million in expenses from currency hedging related to the financing of international activities.

Operating Earnings Segment operating earnings increased 5% in 2006 from 2005. Segment operating earnings increased 6% in 2005 from 2004. Operating earnings would have been $45 million lower in 2005 and 2004 had all stock-based compensation been expensed.

An analysis of operating earnings by reportable segment follows:

(millions)	2006	2005	2004[1]	% Change 2006/ 2005	% Change 2005/ 2004
U.S. Soup, Sauces and Beverages	**$ 815**	$ 747	$ 730	9	2
Baking and Snacking	**187**	198	166	(6)	19
International Soup and Sauces	**144**	143	128	1	12
Other	**110**	110	101	—	9
	1,256	1,198	1,125	5	6
Corporate	**(105)**	(66)	(87)		
	$ 1,151	$ 1,132	$ 1,038		

1 Contributions to earnings by segment included the effect of a pre-tax fourth quarter 2004 restructuring charge of $26 million as follows: U.S. Soup, Sauces and Beverages — $8 million, Baking and Snacking — $10 million, International Soup and Sauces — $4 million, Other — $3 million and Corporate — $1 million.

Earnings from U.S. Soup, Sauces and Beverages increased 9% in 2006 from 2005. The 2005 earnings would have been $4 million lower had all stock-based compensation been expensed. The 2006 results included an $8 million benefit from the change in the method of accounting for inventories. The remaining increase in earnings was primarily due to higher selling prices and productivity gains, which were partially offset by cost inflation and higher advertising.

Earnings from U.S. Soup, Sauces and Beverages increased 2% in 2005 versus 2004. The 2004 results included an $8 million restructuring charge. The remaining increase in 2005 was due to productivity improvements and higher sales volume and prices, partially offset by cost inflation and increased marketing. Earnings in 2005 and 2004 would have been $4 million and $6 million lower, respectively, had all stock-based compensation been expensed.

Earnings from Baking and Snacking decreased 6% in 2006 from 2005. The 2005 earnings would have been $8 million lower had all stock-based compensation been expensed. The 2006 results included a $5 million benefit from the change in the method of accounting for inventories. The earnings results were driven by declines in the Indonesian biscuit business and the Australian snack foods business, and the unfavorable impact of currency, partially offset by higher earnings at Pepperidge Farm.

Earnings from Baking and Snacking increased 19% in 2005 versus 2004. The 2004 results included a $10 million restructuring charge. Currency accounted for 3 percentage points of the earnings increase. The remaining increase in earnings was due to sales growth in Pepperidge Farm and improvement in the snack foods business in Australia, partially offset by expenses associated with the implementation of a new sales and distribution system in Australia. Earnings in 2005 and 2004 would have been $8 million lower had all stock-based awards been expensed.

Earnings from International Soup and Sauces increased 1% in 2006 from 2005. The 2005 earnings would have been $3 million lower had all stock-based compensation been expensed. The increase in earnings was primarily due to strong market performance in Canada, partially offset by expenses associated with improving the cost structure of the supply chain in Europe and an organizational realignment in Europe due to the sale of the United Kingdom and Irish businesses.

Earnings from International Soup and Sauces increased 12% in 2005 versus 2004. The 2004 results included a $4 million restructuring charge. The remaining increase in earnings was due to the favorable impact of currency (8 percentage points) and operating earnings growth in Canada, partially offset by a decline in Latin America. Earnings in 2005 and 2004 would have been $3 million lower had all stock-based compensation been expensed.

Earnings from Other were $110 million in both 2006 and 2005. Prior year earnings would have been $6 million lower had all stock-based awards been expensed. The increase was primarily due to earnings growth in Godiva Chocolatier.

Earnings from Other increased 9% in 2005 versus 2004. The 2004 results included a $3 million restructuring charge. Currency accounted for 2 percentage points of the increase. The remainder of the increase was due to the strong sales growth in Godiva Chocolatier and Away From Home. Earnings in 2005 and 2004 would have been $6 million lower had all stock-based compensation been expensed.

Corporate expenses increased $39 million from $66 million in 2005 to $105 million in 2006. The 2005 expenses would have been $24 million higher had all stock-based compensation been expensed. The remaining increase was primarily due to costs associated with the ongoing implementation of the SAP enterprise-resource planning system in North America.

Corporate expenses decreased $21 million from $87 million in 2004 to $66 million in 2005 due to lower costs associated with ongoing litigation, lower adjustments related to the carrying value of long-term investments in affordable housing partnerships, and lower expenses from currency hedging related to the financing of international activities, partially offset by the gains in 2004 related to the company's share of a class action lawsuit involving ingredient suppliers and the sale of a manufacturing site in California. Corporate expenses would have been $24 million higher in 2005 and $22 million higher in 2004 had all stock-based compensation been expensed.

Interest Expense/Income Interest expense decreased 10% in 2006 from 2005, primarily due to a non-cash reduction of $21 million associated with the favorable settlement of a U.S. tax contingency and lower levels of debt, partially offset by higher interest rates. Interest income increased to $15 million in 2006 from $4 million in 2005 due to higher levels of cash and cash equivalents.

Interest expense increased 6% in 2005 from 2004 primarily due to higher interest rates, partially offset by lower levels of debt.

Taxes on Earnings The effective tax rate was 24.6% in 2006, 32.4% in 2005, and 33.1% in 2004. The reduction in rate from 2005 to 2006 was attributable primarily to the favorable resolution of federal income tax audits of $68 million, including $47 million related to transactions involving government securities, an increased deduction related to U.S. manufacturing activities under the AJCA of $10 million, and higher levels of foreign tax credits of $14 million, partially offset by incremental tax expense associated with the repatriation of non-U.S. earnings under the AJCA of $13 million. The reduction in the rate in 2005 from 2004 was due to lower international taxes, which reflected a one-time benefit in Australia related to a change in tax law.

Discontinued Operations The results of the company's businesses in the United Kingdom and Ireland are classified as discontinued operations. Results of the businesses are summarized below:

(millions)	2006	2005	2004
Net sales	**$ 435**	$ 476	$ 449
Earnings before taxes	**$ 83**	$ 78	$ 77
Taxes on earnings	**72**	15	12
Earnings from discontinued operations	**$ 11**	$ 63	$ 65

The 2006 results included $56 million of deferred tax expense, which was recognized in accordance with Emerging Issues Task Force Issue No. 93-17 "Recognition of Deferred Tax Assets for a Parent Company's Excess Tax Basis in the Stock of a Subsidiary That is Accounted for as a Discontinued Operation." Results also included $7 million pre-tax ($5 million after tax) of costs associated with the sale of the businesses. The remaining increase in earnings was primarily due to lower marketing and administrative expenses, partially offset by the decline in sales, the unfavorable impact of currency, and a higher tax rate.

The decline in earnings from $65 million in 2004 to $63 million in 2005 was primarily due to lower gross margins and a higher effective tax rate. The 2004 results included a $6 million pre-tax restructuring charge ($4 million after tax).

Restructuring Program A restructuring charge included in Earnings from continuing operations of $26 million ($18 million after tax) was recorded in the fourth quarter 2004 for severance and employee benefit costs associated with a worldwide reduction in workforce and with the implementation of a sales and logistics realignment in Australia. These programs are part of cost savings initiatives designed to improve the company's operating margins and asset utilization. Approximately 400 positions were eliminated under the reduction in workforce program, resulting in a restructuring charge of $17 million in Earnings from continuing operations. The reductions represented the elimination of layers of management, elimination of redundant positions due to the realignment of operations in North America, and reorganization of the U.S. sales force. The majority of the terminations occurred in the fourth quarter of 2004. Annual pre-tax savings from the reduction are expected to be approximately $37 million. The sales and logistics realignment in Australia involves the conversion of a direct store delivery system to a central warehouse system, outsourcing of warehouse operations, and the consolidation of the field sales organization. A restructuring charge of $9 million was recorded for this program. As a result of this program, over 200 positions will be eliminated. The majority of the terminations occurred in 2005. Annual pre-tax benefits are expected to be approximately $12 million beginning in 2008. The cash outflows related to these programs are not expected to have a material adverse effect on the company's liquidity.

See Note 6 to the Consolidated Financial Statements for further discussion of these programs.

A restructuring charge of $6 million ($4 million after tax) was recorded by the United Kingdom and Irish businesses associated with a reduction in workforce and is included in Earnings from discontinued operations. See also Note 2 to the Consolidated Financial Statements.

Liquidity and Capital Resources

Net cash flows from operating activities provided $1,226 million in 2006, compared to $990 million in 2005. The increase was due primarily to a reduction in working capital and an increase in earnings. Net cash flows from operating activities provided $990 million in 2005, compared to $744 million in 2004. The increase was due primarily to a lower increase in working capital, an increase in earnings, and lower cash settlements related to foreign currency hedging transactions. Over the last three years, operating cash flows totaled approximately $3 billion. This cash generating capability provides the company with substantial financial flexibility in meeting its operating and investing needs.

Capital expenditures were $309 million in 2006, $332 million in 2005 and $288 million in 2004. Capital expenditures are projected to be approximately $325 to $350 million in 2007. Capital expenditures in 2006 included investments to increase the manufacturing capacity for refrigerated soups, implement the SAP enterprise-resource planning system in North America, and implement certain quality and productivity projects in U.S. manufacturing facilities. The increase in 2005 was primarily driven by investments to increase manufacturing capacity for microwavable products, implement the SAP enterprise-resource planning system in North America, increase manufacturing capacity for refrigerated soups, and implement a new sales and distribution system in Australia.

Businesses acquired, as presented in the Statements of Cash Flows, represents the acquisition of certain brands from George Weston Foods Limited in Australia in the first quarter of 2004.

Long-term borrowings in 2006 included the issuance of $202 million of five-year variable-rate debt in Australia due July 2011. The proceeds were used to repatriate earnings pursuant to the AJCA. While planning for the issuance of the debt, the company entered into interest rate swap agreements to effectively fix the interest rate on $149 million of the debt prior to its issuance.

As of July 30, 2006, the company had $300 million available for issuance under a $1 billion shelf registration statement filed with the Securities and Exchange Commission in June 2002. Under the registration statement, the company may issue debt securities, depending on market conditions.

There were no new long-term borrowings in 2005. Long-term borrowings in 2004 included the issuance of $300 million of ten-year 4.875% fixed-rate notes due October 2013. The proceeds were used to repay commercial paper borrowings and for other general corporate purposes. While planning for the issuance of these notes, the company entered into treasury lock agreements with a notional value of $100 million that effectively fixed a portion of the interest rate on the debt prior to issuance of the notes. These agreements were settled at a minimal gain upon issuance of the notes, which will be amortized over the life of the notes. In connection with this issuance, the company entered into ten-year interest rate swaps that converted $200 million of the fixed-rate debt to variable.

In September 2003, the company also entered into $100 million five-year interest rate swaps that converted a portion of the 5.875% fixed-rate notes due October 2008 to variable.

In April 2004, the company entered into a $50 million interest rate swap that converted a portion of the 6.9% fixed-rate notes due October 2006 to variable.

In May 2004, the company entered into a $50 million interest rate swap that converted a portion of the 6.9% fixed-rate notes due October 2006 to variable.

Dividend payments were $292 million in 2006, $275 million in 2005 and $259 million in 2004. Annual dividends declared in 2006 were $.72 per share, $.68 per share in 2005 and $.63 per share in 2004. The 2006 fourth quarter rate was $.18 per share.

Excluding shares owned and tendered by employees to satisfy tax withholding requirements on vesting of restricted shares, the company repurchased 15 million shares at a cost of $506 million during 2006, compared to 4 million shares at a cost of $110 million during 2005 and 2 million shares at a cost of $56 million during 2004. Of the 2006 repurchases, 6 million shares at a cost of $200 million were under the Board of Directors authorization announced on November 21, 2005 to purchase up to $600 million of company stock through fiscal 2008. The remaining shares were repurchased to offset the impact of dilution from shares issued under the company's stock compensation plans. See "Market for Registrant's Capital Stock, Related Shareowner Matters and Issuer Purchases of Equity Securities" for more information.

At July 30, 2006, the company had $1,097 million of notes payable due within one year and $33 million of standby letters of credit issued on behalf of the company. The company maintained committed revolving credit facilities totaling $1.5 billion, which were unused at July 30, 2006 except for $1 million of standby letters of credit. Another $32 million of standby letters of credit was issued under a separate facility. In September 2006, the company entered into a $1.5 billion, 5-year revolving credit facility that will mature in September 2011. This facility replaced the existing $500 million 364-day revolving credit facility that matured in September 2006 and the $1 billion revolving multi-year credit facility that would have matured in September 2010. These agreements support the company's commercial paper programs.

The company is in compliance with the covenants contained in its revolving credit facilities and debt securities.

Cash and cash equivalents were $657 million at July 30, 2006 and $40 million at July 31, 2005. The company expects to maintain higher cash balances until $600 million of notes payable that matures in 2007 are repaid.

The company believes that foreseeable liquidity and capital resource requirements, including notes payable due within one year and cash outflows to repurchase shares and pay dividends, are expected to be met through cash and cash equivalents, anticipated cash flows from operations, long-term borrowings under its shelf registration and short-term borrowings, including commercial paper. The company believes that its sources of financing are adequate to meet its future liquidity and capital resource requirements. The cost and terms of any future financing arrangements depend on the market conditions and the company's financial position at that time.

On August 15, 2006, the company completed the sale of its United Kingdom and Irish businesses for £460 million or approximately $870 million. The company also announced that its Board of Directors authorized using approximately $620 million of the net proceeds of the sales to purchase company stock. These purchases are expected to be completed in 2007. On September 28, 2006, the company entered into accelerated share repurchase agreements with a financial institution to repurchase approximately $600 million of stock. This share repurchase authority is in addition to the three-year $600 million share repurchase plan announced in November 2005 and the company's ongoing practice of buying back shares sufficient to offset shares issued under incentive compensation plans. The remaining net proceeds will be used to pay taxes and expenses associated with the sale, to settle foreign currency hedging contracts associated with intercompany financing transactions of the businesses, and to repay debt.

Contractual Obligations and Other Commitments

Contractual Obligations The following table summarizes the company's obligations and commitments to make future payments under certain contractual obligations. For additional information on debt, see Note 18 to the Consolidated Financial Statements. Operating leases are primarily entered into for warehouse and office facilities, retail store space, and certain equipment. Purchase commitments represent purchase orders and long-term purchase arrangements related to the procurement of ingredients, supplies, machinery, equipment and services. These commitments are not expected to have a material impact on liquidity. Other long-term liabilities primarily represent payments related to deferred compensation obligations and postemployment benefits. For additional information on other long-term liabilities, see Note 19 to the Consolidated Financial Statements.

	Contractual Payments Due by Fiscal Year				
(millions)	Total	2007	2008-2009	2010-2011	Thereafter
Debt obligations[1]	$ 3,213	$ 1,097	$ 308	$ 912	$ 896
Interest payments[2]	884	175	263	216	230
Purchase commitments	1,484	997	441	31	15
Operating leases	335	77	114	80	64
Derivative payments[3]	197	167	14	1	15
Other long-term liabilities[4]	152	14	29	24	85
Total long-term cash obligations	$ 6,265	$ 2,527	$ 1,169	$ 1,264	$ 1,305

1 Includes capital lease obligations totaling $18 million, unamortized net premium on debt issuances, unamortized gain on a terminated interest rate swap and a loss on fair-value interest rate swaps. For additional information on debt obligations, see Note 18 to the Consolidated Financial Statements.

2 Interest payments for notes payable, long-term debt and derivative instruments are calculated as follows. For notes payable, interest is based on par values and rates of contractually obligated issuances at fiscal year end. For fixed-rate long-term debt, interest is based on principal amounts and fixed coupon rates at fiscal year end. For variable-rate long-term debt, interest is based on principal amounts and rates estimated over the life of the instrument using forward interest rates and applicable spreads. Interest on fixed-rate derivative instruments is based on notional amounts and fixed interest rates contractually obligated at fiscal year end. Interest on variable-rate derivative instruments is based on notional amounts contractually obligated at fiscal year end and rates estimated over the instrument's life using forward interest rates plus applicable spreads.

3 Represents payments of cross-currency swaps and forward exchange contracts. Includes payments of derivatives settled in 2007 associated with the sale of the businesses in the United Kingdom and Ireland.

4 Represents other long-term liabilities, excluding deferred taxes and minority interest. This table does not include postretirement medical benefits, payments related to pension plans or unvested stock-based compensation. The company made a $22 million voluntary contribution to a U.S. plan subsequent to July 30, 2006.

Off-Balance Sheet Arrangements and Other Commitments The company guarantees approximately 1,500 bank loans to Pepperidge Farm independent sales distributors by third party financial institutions used to purchase distribution routes. The maximum potential amount of the future payments the company could be required to make under the guarantees is $122 million. The company's guarantees are indirectly secured by the distribution routes. The company does not believe that it is probable that it will be required to make guarantee payments as a result of defaults on the bank loans guaranteed. See also Note 22 to the Consolidated Financial Statements for information on off-balance sheet arrangements.

Inflation

During the past three years, inflation, on average, has been higher than previous years but has not had a significant effect on the company. The company uses a number of strategies to mitigate the effects of cost inflation. These strategies include increasing prices, pursuing cost productivity initiatives such as global procurement strategies, and making capital investments that improve the efficiency of operations.

Market Risk Sensitivity

The principal market risks to which the company is exposed are changes in commodity prices, interest rates and foreign currency exchange rates. In addition, the company is exposed to equity price changes related to certain employee compensation obligations. The company manages its exposure to changes in interest rates by optimizing the use of variable-rate and fixed-rate debt and by utilizing interest rate swaps in order to maintain its variable-to-total debt ratio within targeted guidelines. International operations, which accounted for approximately 30% of 2006 net sales, are concentrated principally in Australia, Canada, France and Germany. The company sold its operations in the United Kingdom and Ireland on August 15, 2006 as discussed in Note 2 to the Consolidated Financial Statements. The company manages its foreign currency exposures by borrowing in various foreign currencies and utilizing cross-currency swaps and forward contracts. Swaps and forward contracts are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures. The company does not enter into contracts for speculative purposes and does not use leveraged instruments.

The company principally uses a combination of purchase orders and various short- and long-term supply arrangements in connection with the purchase of raw materials, including certain commodities and agricultural products. The company may also enter into commodity futures contracts, as considered appropriate, to reduce the volatility of price fluctuations for commodities such as corn, cocoa, soybean meal, soybean oil, wheat and dairy. At

July 30, 2006 and July 31, 2005, the notional values and unrealized gains or losses on commodity futures contracts held by the company were not material.

The information below summarizes the company's market risks associated with debt obligations and other significant financial instruments as of July 30, 2006. Fair values included herein have been determined based on quoted market prices. The information presented below should be read in conjunction with Notes 18 and 20 to the Consolidated Financial Statements.

The table below presents principal cash flows and related interest rates by fiscal year of maturity for debt obligations. Interest rates disclosed on variable-rate debt maturing in 2007 represent the weighted-average rates at the period end. Interest rates disclosed on variable-rate debt maturing in 2011 represent the weighted-average forward rates for the term. Notional amounts and related interest rates of interest rate swaps are presented by fiscal year of maturity. For the swaps, variable rates are the weighted-average forward rates for the term of each contract.

Expected Fiscal Year of Maturity

(millions)	2007	2008	2009	2010	2011	Thereafter	Total	Fair Value
Debt								
Fixed Rate	$ 611	$ 5	$ 303	$ 3	$ 702	$ 896	$ 2,520	$ 2,579
Weighted-average interest rate	6.19%	4.17%	5.87%	5.10%	6.75%	5.86%	6.18%	
Variable rate	$ 486[1]				$ 207[2]		$ 693	$ 693
Weighted-average interest rate	5.92%				6.81%		6.18%	
Interest Rate Swaps								
Fixed to variable	$ 200[3]		$ 175[4]			$ 500[5]	$ 875	$ (29)
Average pay rate	7.33%		6.94%			5.66%	6.27%	
Average receive rate	6.20%		5.88%			4.95%	5.39%	
Variable to fixed	$ 77[6]	$ 50[6]	$ 27[6]				$ 154	$ —
Average pay rate	6.74%	6.67%	6.83%				6.73%	
Average receive rate	6.71%	6.77%	6.80%				6.74%	

1 Represents $419 million equivalent of AUD borrowing, $55 million equivalent of CAD borrowing, and $12 million equivalent of borrowings in other currencies.

2 Represents $207 million equivalent of AUD borrowing.

3 Hedges $100 million of 5.50% notes and $100 million of 6.90% notes due in 2007.

4 Hedges $175 million of 5.875% notes due in 2009.

5 Hedges $300 million of 5.00% notes and $200 million of 4.875% notes due in 2013 and 2014, respectively.

6 Hedges a portion of $207 million equivalent of AUD borrowing.

As of July 31, 2005, fixed-rate debt of approximately $2.5 billion with an average interest rate of 6.17% and variable-rate debt of approximately $446 million with an average interest rate of 5.44% were outstanding. As of July 31, 2005, the company had also swapped $875 million of fixed-rate debt to variable. The average rate received on these swaps was 5.42% and the average rate paid was estimated to be 5.28% over the remaining life of the swaps.

The company is exposed to foreign exchange risk related to its international operations, including non-functional currency intercompany debt and net investments in subsidiaries.

The table below summarizes the cross-currency swaps outstanding as of July 30, 2006, which hedge such exposures, excluding contracts related to the divested United Kingdom and Irish businesses. The notional amount of each currency and the related weighted-average forward interest rate are presented in the Cross-Currency Swaps table.

Cross-Currency Swaps

(millions)	Expiration	Interest Rate	Notional Value	Fair Value
Pay variable EUR Receive variable USD	2007	3.44% 5.43%	$ 11	$ —
Pay variable EUR Receive variable USD	2007	3.48% 5.46%	$ 69	$ (4)
Pay fixed EUR Receive fixed USD	2007	5.46% 5.75%	$ 200	$ (92)
Pay variable CAD Receive variable USD	2007	5.92% 6.78%	$ 31	$ (7)
Pay variable SEK Receive variable USD	2008	3.74% 5.97%	$ 16	$ (1)
Pay fixed EUR Receive fixed USD	2008	2.92% 4.47%	$ 69	$ 1
Pay fixed CAD Receive fixed USD	2009	5.13% 4.22%	$ 60	$ (17)
Pay fixed SEK Receive fixed USD	2010	4.53% 4.29%	$ 32	$ (3)
Pay fixed CAD Receive fixed USD	2014	6.24% 5.66%	$ 60	$ (21)
Total			$ 548	$ (144)

The cross-currency swap contracts outstanding at July 31, 2005 represented one pay fixed SEK/receive fixed USD swap with a notional value of $32 million, a pay variable SEK/receive variable USD swap with a notional value of $32 million, a pay variable CAD/receive variable USD swap with a notional value of $53 million, two pay fixed CAD/receive fixed USD swaps with notional values of $120 million, two pay variable EUR/receive variable USD swaps with notional values of $89 million, two pay fixed EUR/receive fixed USD swaps with notional values of $269 million, a pay variable GBP/receive variable USD swap with a notional value of $125 million, and three pay fixed GBP/receive fixed USD swaps with notional values of $270 million. The notional value of these swap contracts was $990 million as of July 31, 2005 and the aggregate fair value of these swap contracts was $(168) million as of July 31, 2005.

The following contracts were outstanding at July 30, 2006 related to intercompany financing of the divested United Kingdom and Irish businesses. These instruments were settled in August 2006 in connection with the sale of the business.

Cross-Currency Swaps

(millions)	Interest Rate	Notional Value	Fair Value
Pay variable GBP Receive variable USD	5.67% 6.37%	$ 138	$ (2)
Pay fixed GBP Receive fixed USD	5.97% 6.08%	$ 200	$ (66)
Pay fixed GBP Receive fixed USD	5.97% 5.01%	$ 30	$ (3)
Pay fixed GBP Receive fixed USD	5.97% 4.76%	$ 40	$ (2)
Total		$ 408	$ (73)

The company is also exposed to foreign exchange risk as a result of transactions in currencies other than the functional currency of certain subsidiaries, including subsidiary debt. The company utilizes foreign exchange forward purchase and sale contracts to hedge these exposures. The table below summarizes the foreign exchange forward contracts outstanding and the related weighted-average contract exchange rates as of July 30, 2006. The table excludes forward contracts used to hedge the investment in and intercompany transactions associated with the United Kingdom and Irish businesses sold in August 2006.

Forward Exchange Contracts

(millions)	Contract Amount	Average Contractual Exchange Rate
Receive USD / Pay CAD	$ 33	1.15
Receive AUD / Pay NZD	$ 18	1.13
Receive GBP / Pay USD	$ 9	1.85
Receive EUR / Pay GBP	$ 8	0.70
Receive EUR / Pay USD	$ 8	1.24
Receive USD / Pay EUR	$ 7	0.79
Receive EUR / Pay JPY	$ 5	137.00
Receive GBP / Pay EUR	$ 5	1.46
Receive JPY / Pay EUR	$ 4	0.01

The company had an additional $13 million in a number of smaller contracts to purchase or sell various other currencies, such as the Australian dollar, Mexican peso, Japanese yen, and Canadian dollar as of July 30, 2006. The aggregate fair value of all contracts was $2 million as of July 30, 2006. Total forward exchange contracts outstanding as of July 31, 2005 were $402 million with a fair value of $3 million.

The following forward contracts, which hedge exposures related to the United Kingdom and Irish businesses, were outstanding as of July 30, 2006 and settled in August 2006 in connection with the sale. The fair value of these contracts was $(5) million at July 30, 2006.

GBP Forward Exchange Contracts

(millions)	Contract Amount	Average Contractual Exchange Rate
Receive USD / Pay GBP	$ 347	0.54
Receive GBP / Pay EUR	$ 54	1.46
Receive EUR / Pay GBP	$ 12	0.71

The company had swap contracts outstanding as of July 30, 2006, which hedge a portion of exposures relating to certain employee compensation obligations linked to the total return of the Standard & Poor's 500 Index, the total return of the company's capital stock and the total return of the Puritan Fund. Under these contracts, the company pays variable interest rates and receives from the counterparty either the Standard & Poor's 500 Index total return, the Puritan Fund total return, or the total return on company capital stock. The notional value of the contract that is linked to the return on the Standard & Poor's 500 Index was $18 million at July 30, 2006 and $20 million at July 31, 2005. The average forward interest rate applicable to the contract, which expires in 2007, was 5.00% at July 30, 2006. The notional value of the contract that is linked to the return on the Puritan Fund was $10 million at July 30, 2006 and $9 million at July 31, 2005. The average forward interest rate applicable to the contract, which expires in 2007, was 5.24% at July 30, 2006. The notional value of the contract that is linked to the total return on company capital stock was $27 million at July 30, 2006 and $20 million at July 31, 2005. The average forward interest rate applicable to this contract, which expires in 2007, was 5.13% at July 30, 2006. The fair value of these contracts was a $2 million gain at July 30, 2006 and a $1 million gain at July 31, 2005.

The company's utilization of financial instruments in managing market risk exposures described above is consistent with the prior year. Changes in the portfolio of financial instruments are a function of the results of operations, debt repayment and debt issuances, market effects on debt and foreign currency, and the company's acquisition and divestiture activities.

Significant Accounting Estimates

The consolidated financial statements of the company are prepared in conformity with accounting principles generally accepted in the United States. The preparation of these financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the periods presented. Actual results could differ from those estimates and assumptions. See Note 1 to the Consolidated Financial Statements for a discussion of significant accounting policies. The following areas all require the use of subjective or complex judgments, estimates and assumptions:

Trade and consumer promotion programs The company offers various sales incentive programs to customers and consumers, such as cooperative advertising programs, feature price discounts, in-store display incentives and coupons. The recognition of the costs for these programs, which are classified as a reduction of revenue, involves use of judgment related to performance and redemption estimates. Estimates are made based on historical experience and other factors. Actual expenses may differ if the level of redemption rates and performance vary from estimates.

Valuation of long-lived assets Long-lived assets, including fixed assets and intangibles, are reviewed for impairment as events or changes in circumstances occur indicating that the carrying amount of the asset may not be recoverable. Discounted cash flow analyses are used to assess nonamortizable intangible asset impairment, while undiscounted cash flow analyses are used to assess other long-lived asset impairment. The estimates of future cash flows involve considerable management judgment and are based upon assumptions about expected future operating performance. Assumptions used in these forecasts are consistent with internal planning. The actual cash flows could differ from management's estimates due to changes in business conditions, operating performance, and economic conditions.

Pension and postretirement medical benefits The company provides certain pension and postretirement benefits to employees and retirees. Determining the cost associated with such benefits is dependent on various actuarial assumptions, including discount rates, expected return on plan assets, compensation increases, turnover rates and health care trend rates. Independent actuaries, in accordance with accounting principles generally accepted in the United States, perform the required calculations to determine expense. Actual results that differ from the actuarial assumptions are generally accumulated and amortized over future periods.

The discount rate is established as of the company's fiscal year-end measurement date. In establishing the discount rate, the company reviews published market indices of high-quality debt securities, adjusted as appropriate for duration. In addition, independent financial consultants apply high-quality bond yield curves to the expected benefit payments of the plans. The expected return on plan assets is a long-term assumption based upon historical experience and expected future performance, considering the company's current and projected investment mix. This estimate is based on an estimate of future inflation, long-term projected real returns for each asset class, and a premium for active management. Within any given fiscal period, significant differences may arise between the actual return and the expected return on plan assets. The value of plan assets, used in the calculation of pension expense, is determined on a calculated method that recognizes 20% of the difference between the actual fair value of assets and the expected calculated method. Gains and losses resulting from differences between actual experience and the assumptions are determined at each measurement date. If the net gain or loss exceeds 10% of the greater of plan assets or liabilities, a portion is amortized into earnings in the following year.

When the fair value of pension plan assets is less than the accumulated benefit obligation, an additional minimum liability is recorded in Other comprehensive income within Shareowners' Equity. As of July 30, 2006 and July 31, 2005, Shareowners' Equity includes a minimum liability, net of tax, of $67 million and $238 million, respectively.

Net periodic pension and postretirement medical expense was $77 million in 2006, $67 million in 2005 and $65 million in 2004. Significant weighted-average assumptions as of the end of the year are as follows:

Pension	2006	2005	2004
Discount rate for benefit obligations	**6.05%**	5.44%	6.19%
Expected return on plan assets	**8.71%**	8.76%	8.76%

Postretirement			
Discount rate for obligations	**6.25%**	5.50%	6.25%
Initial health care trend rate	**9.00%**	9.00%	9.00%
Ultimate health care trend rate	**4.50%**	4.50%	4.50%

Estimated sensitivities to annual net periodic pension cost are as follows: a 50 basis point reduction in the discount rate would increase expense by approximately $12 million; a 50 basis point reduction in the estimated return on assets assumption would increase expense by approximately $10 million. A one percentage point increase in assumed health care costs would increase postretirement service and interest cost by approximately $2 million.

Although there were no mandatory funding requirements to the U.S. plans in 2006, 2005 and 2004, the company made a $35 million contribution in 2006 and 2005 and a $50 million contribution in 2004 to a U.S. plan based on expected future funding requirements. Contributions to international plans were $17 million in 2006, $26 million in 2005 and $15 million in 2004. Subsequent to July 30, 2006, the company made a $22 million voluntary contribution to a U.S. plan in anticipation of future funding requirements. Contributions to non-U.S. plans are expected to be approximately $10 million in 2007.

See also Note 10 to the Consolidated Financial Statements for additional information on pension and postretirement medical expenses.

Income taxes The effective tax rate reflects statutory tax rates, tax planning opportunities available in the various jurisdictions in which the company operates and management's estimate of the ultimate outcome of various tax audits and issues. Significant judgment is required in determining the effective tax rate and in evaluating tax positions. Tax reserves are established when, despite the company's belief that tax return positions are fully supportable, certain positions are subject to challenge and the company may not successfully defend its position. These reserves, as well as the related interest, are adjusted in light of changing facts and circumstances, such as the progress of a tax audit. While it is difficult to predict the final outcome or timing of resolution of any particular tax matter, the company believes that the reserves reflect the probable outcome of known tax contingencies. Income taxes are recorded based on amounts refundable or payable in the current year and include the effect of deferred taxes. Deferred tax assets and liabilities are recognized for the future impact of differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. Valuation allowances are established for deferred tax assets when it is more likely than not that a tax benefit will not be realized. See also the section entitled Recently Issued Accounting Pronouncements and Notes 1 and 11 to the Consolidated Financial Statements for further discussion on income taxes, including the impact of the AJCA, and FASB Interpretation No. (FIN) 48 "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109."

Recently Issued Accounting Pronouncements

In November 2004, SFAS No. 151 "Inventory Costs – an amendment of ARB No. 43, Chapter 4" was issued. SFAS No. 151 is the result of efforts to converge U.S. accounting standards for inventories with International Accounting Standards. SFAS No. 151 requires abnormal amounts of idle facility expense, freight, handling costs and spoilage to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 was effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 in 2006 did not have a material impact on the financial statements.

In October 2004, the AJCA was signed into law. The AJCA provides for a deduction of 85% of certain non-U.S. earnings that are repatriated, as defined by the AJCA, and a phased-in tax deduction related to profits from domestic manufacturing activities. In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Staff Position FAS 109-1 and 109-2 to address the accounting and disclosure requirements related to the AJCA. The total amount repatriated in 2006 under the AJCA was $494 million and the related tax cost was $20 million. In 2005, the company recorded $7 million in tax expense for $200 million of anticipated earnings to be repatriated. In 2006, the company finalized its plan under the AJCA and recorded tax expense of $13 million for $294 million of earnings repatriated.

In March 2005, the FASB issued FIN 47 "Accounting for Conditional Asset Retirement Obligations – an interpretation of FASB Statement No. 143." This Interpretation clarifies that a conditional retirement obligation refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The liability should be recognized when incurred, generally upon acquisition, construction or development of the asset. The company adopted FIN 47 in 2006. The adoption did not have a material impact on the financial statements.

In July 2006, the FASB issued FIN 48 "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109." FIN 48 clarifies the criteria that must be met for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. This Interpretation also addresses derecognition, recognition of related penalties and interest, classification of liabilities and disclosures of unrecognized tax benefits. FIN 48 is effective for fiscal years beginning after December 15, 2006. The company is in the process of evaluating the impact of FIN 48.

Earnings Outlook

On September 11, 2006, the company issued a press release announcing results for 2006 and commented on the outlook for earnings per share for 2007.

Cautionary Factors That May Affect Future Results

This Report contains "forward-looking" statements that reflect the company's current expectations regarding future results of operations, economic performance, financial condition and achievements of the company. The company tries, wherever possible, to identify these forward-looking statements by using words such as "anticipate," "believe," "estimate," "expect," "will" and similar expressions. One can also identify them by the fact that they do not relate strictly to historical or current facts. These statements reflect the company's current plans and expectations and are based on information currently available to it. They rely on a number of assumptions regarding future events and estimates which could be inaccurate and which are inherently subject to risks and uncertainties.

The company wishes to caution the reader that the following important factors and those important factors described in Part 1, Item 1A and elsewhere in the commentary, or in the Securities and Exchange Commission filings of the company, could affect the company's actual results and could cause such results to vary materially from those expressed in any forward-looking statements made by, or on behalf of, the company:

- the impact of strong competitive response to the company's efforts to leverage its brand power with product innovation, promotional programs and new advertising, and of changes in consumer demand for the company's products;
- the risks in the marketplace associated with trade and consumer acceptance of product improvements, shelving initiatives and new product introductions;
- the company's ability to achieve sales and earnings forecasts, which are based on assumptions about sales volume and product mix, and the impact of marketing and pricing actions;
- the company's ability to realize projected cost savings and benefits, including those contemplated by restructuring programs and other cost-savings initiatives;
- the company's ability to successfully manage changes to its business processes, including selling, distribution, product capacity, information management systems and the integration of acquisitions;
- the increased significance of certain of the company's key trade customers;
- the impact of fluctuations in the supply and cost of energy and raw materials;
- the risks associated with portfolio changes and completion of acquisitions and divestitures;
- the uncertainties of litigation described from time to time in the company's Securities and Exchange Commission filings;
- the impact of changes in currency exchange rates, tax rates, interest rates, equity markets, inflation rates, recession and other external factors; and
- the impact of unforeseen business disruptions in one or more of the company's markets due to political instability, civil disobedience, armed hostilities, natural disasters or other calamities.

This discussion of uncertainties is by no means exhaustive but is designed to highlight important factors that may impact the company's outlook. The company disclaims any obligation or intent to update forward-looking statements made by the company in order to reflect new information, events or circumstances after the date they are made.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The information presented in the section entitled "Management's Discussion and Analysis of Results of Operations and Financial Condition — Market Risk Sensitivity" is incorporated herein by reference.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Earnings

(millions, except per share amounts)

	2006	2005	2004
Net Sales	**$ 7,343**	$ 7,072	$ 6,660
Costs and expenses			
Cost of products sold	**4,268**	4,175	3,902
Marketing and selling expenses	**1,203**	1,131	1,097
Administrative expenses	**617**	549	522
Research and development expenses	**99**	90	88
Other expenses / (income) (Note 7)	**5**	(5)	(13)
Restructuring charge (Note 6)	**—**	—	26
Total costs and expenses	**6,192**	5,940	5,622
Earnings Before Interest and Taxes	**1,151**	1,132	1,038
Interest expense (Note 8)	**165**	184	174
Interest income	**15**	4	6
Earnings before taxes	**1,001**	952	870
Taxes on earnings (Note 11)	**246**	308	288
Earnings from continuing operations	**755**	644	582
Earnings from discontinued operations	**11**	63	65
Net Earnings	**$ 766**	$ 707	$ 647
Per Share – Basic			
Earnings from continuing operations	**$ 1.86**	$ 1.57	$ 1.42
Earnings from discontinued operations	**.03**	.15	.16
Net Earnings	**$ 1.88**	$ 1.73	$ 1.58
Weighted average shares outstanding – basic	**407**	409	409
Per Share – Assuming Dilution			
Earnings from continuing operations	**$ 1.82**	$ 1.56	$ 1.41
Earnings from discontinued operations	**.03**	.15	.16
Net Earnings	**$ 1.85**	$ 1.71	$ 1.57
Weighted average shares outstanding – assuming dilution	**414**	413	412

See accompanying Notes to Consolidated Financial Statements.

The sum of the individual per share amounts does not equal net earnings per share due to rounding.

Consolidated Balance Sheets

(millions, except per share amounts)

	July 30, 2006	July 31, 2005
Current Assets		
Cash and cash equivalents	$ 657	$ 40
Accounts receivable (Note 12)	494	509
Inventories (Note 13)	728	753
Other current assets (Note 14)	133	181
Current assets of discontinued operations held for sale	100	—
Total current assets	2,112	1,483
Plant Assets, Net of Depreciation (Note 15)	1,954	1,987
Goodwill (Note 4)	1,765	1,950
Other Intangible Assets, Net of Amortization (Note 4)	596	1,059
Other Assets (Note 16)	605	297
Non-current assets of discontinued operations held for sale	838	—
Total assets	$ 7,870	$ 6,776
Current Liabilities		
Notes payable (Note 18)	$ 1,097	$ 451
Payable to suppliers and others	691	624
Accrued liabilities (Note 17)	820	606
Dividend payable	74	70
Accrued income taxes	202	251
Current liabilities of discontinued operations held for sale	78	—
Total current liabilities	2,962	2,002
Long-term Debt (Note 18)	2,116	2,542
Nonpension Postretirement Benefits (Note 10)	278	278
Other Liabilities (Note 19)	721	684
Non-current liabilities of discontinued operations held for sale	25	—
Total liabilities	6,102	5,506
Shareowners' Equity (Note 21)		
Preferred stock; authorized 40 shares; none issued	—	—
Capital stock, $.0375 par value; authorized 560 shares; issued 542 shares	20	20
Additional paid-in capital	352	236
Earnings retained in the business	6,539	6,069
Capital stock in treasury, 140 shares in 2006 and 134 shares in 2005, at cost	(5,147)	(4,832)
Accumulated other comprehensive income (loss)	4	(223)
Total shareowners' equity	1,768	1,270
Total liabilities and shareowners' equity	$ 7,870	$ 6,776

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(millions)

	2006	2005	2004
Cash Flows from Operating Activities:			
Net earnings	**$ 766**	$ 707	$ 647
Non-cash charges to net earnings			
Change in accounting method (Note 13)	**(8)**	—	—
Restructuring charge	**—**	—	32
Stock-based compensation	**85**	28	18
Resolution of tax contingency (Note 11)	**(60)**	—	—
Depreciation and amortization	**289**	279	260
Deferred taxes	**29**	47	51
Other, net (Note 23)	**82**	81	68
Changes in working capital			
Accounts receivable	**(18)**	(10)	(61)
Inventories	**(2)**	21	(43)
Prepaid assets	**—**	(17)	2
Accounts payable and accrued liabilities	**168**	(26)	(62)
Pension fund contributions	**(52)**	(61)	(65)
Other (Note 23)	**(53)**	(59)	(103)
Net Cash Provided by Operating Activities	**1,226**	990	744
Cash Flows from Investing Activities:			
Purchases of plant assets	**(309)**	(332)	(288)
Sales of plant assets	**2**	11	22
Businesses acquired	**—**	—	(9)
Other, net	**13**	7	—
Net Cash Used in Investing Activities	**(294)**	(314)	(275)
Cash Flows from Financing Activities:			
Long-term borrowings	**202**	—	301
Net short-term borrowings (repayments)	**31**	(354)	(486)
Dividends paid	**(292)**	(275)	(259)
Treasury stock purchases	**(506)**	(110)	(56)
Treasury stock issuances	**236**	71	25
Excess tax benefits on stock-based compensation	**11**	—	—
Net Cash Used in Financing Activities	**(318)**	(668)	(475)
Effect of Exchange Rate Changes on Cash	**3**	—	6
Net Change in Cash and Cash Equivalents	**617**	8	—
Cash and Cash Equivalents – Beginning of Period	**40**	32	32
Cash and Cash Equivalents – End of Period	**$ 657**	$ 40	$ 32

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Shareowners' Equity

(millions, except per share amounts)

	Capital Stock							
	Issued		In Treasury					
	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Earnings Retained in the Business	Accumulated Other Comprehensive Income (Loss)	Total Shareowners' Equity
Balance at August 3, 2003	542	$ 20	(132)	$ (4,869)	$ 298	$ 5,254	$ (316)	$ 387
Comprehensive income (loss)								
Net earnings						647		647
Foreign currency translation adjustments							94	94
Cash-flow hedges, net of tax							4	4
Minimum pension liability, net of tax							14	14
Other comprehensive income							112	112
Total Comprehensive income								759
Dividends ($.63 per share)						(259)		(259)
Treasury stock purchased			(2)	(56)				(56)
Treasury stock issued under management incentive and stock option plans			—	77	(34)			43
Balance at August 1, 2004	542	20	(134)	(4,848)	264	5,642	(204)	874
Comprehensive income (loss)								
Net earnings						707		707
Foreign currency translation adjustments							42	42
Cash-flow hedges, net of tax							(19)	(19)
Minimum pension liability, net of tax							(42)	(42)
Other comprehensive loss							(19)	(19)
Total Comprehensive income								688
Dividends ($.68 per share)						(280)		(280)
Treasury stock purchased			(4)	(110)				(110)
Treasury stock issued under management incentive and stock option plans			4	126	(28)			98
Balance at July 31, 2005	542	20	(134)	(4,832)	236	6,069	(223)	1,270
Comprehensive income (loss)								
Net earnings						**766**		**766**
Foreign currency translation adjustments							**51**	**51**
Cash-flow hedges, net of tax							**5**	**5**
Minimum pension liability, net of tax							**171**	**171**
Other comprehensive income							**227**	**227**
Total Comprehensive income								**993**
Dividends ($.72 per share)						**(296)**		**(296)**
Treasury stock purchased			**(15)**	**(506)**				**(506)**
Treasury stock issued under management incentive and stock option plans			**9**	**191**	**116**			**307**
Balance at July 30, 2006	**542**	**$ 20**	**(140)**	**$ (5,147)**	**$ 352**	**$ 6,539**	**$ 4**	**$ 1,768**

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

(dollars in millions, except per share amounts)

1 Summary of Significant Accounting Policies

Basis of Presentation The consolidated financial statements include the accounts of the company and its majority-owned subsidiaries. Intercompany transactions are eliminated in consolidation. Certain amounts in prior year financial statements were reclassified to conform to the current-year presentation. The company's fiscal year ends on the Sunday nearest July 31. There were 52 weeks in 2006, 2005, and 2004.

On August 15, 2006, the company completed the sale of its United Kingdom and Irish businesses to Premier Foods Investments Limited, HL Foods Limited and Premier Foods plc for £460, or approximately $870, pursuant to a Sale and Purchase Agreement dated July 12, 2006. The company has reflected the results of these businesses as discontinued operations in the consolidated statements of earnings for all years presented. The assets and liabilities of these businesses were reflected as assets and liabilities of discontinued operations held for sale in the consolidated balance sheet as of July 30, 2006. See Note 2 for additional information on the sale.

Revenue Recognition Revenues are recognized when the earnings process is complete. This occurs when products are shipped in accordance with terms of agreements, title and risk of loss transfer to customers, collection is probable and pricing is fixed or determinable. Revenues are recognized net of provisions for returns, discounts and allowances. Certain sales promotion expenses, such as coupon redemption costs, cooperative advertising programs, new product introduction fees, feature price discounts and in-store display incentives are classified as a reduction of sales.

Cash and Cash Equivalents All highly liquid debt instruments purchased with a maturity of three months or less are classified as cash equivalents.

Inventories In 2006, all inventories are valued at the lower of average cost or market. Prior to 2006, substantially all U.S. inventories were valued based on the last in, first out (LIFO) method. See also Note 13.

In November 2004, Statement of Financial Accounting Standards (SFAS) No. 151 "Inventory Costs – an amendment of ARB No. 43, Chapter 4" was issued. SFAS No. 151 is the result of efforts to converge U.S. accounting standards for inventories with International Accounting Standards. SFAS No. 151 requires abnormal amounts of idle facility expense, freight, handling costs and spoilage to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 was effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 in 2006 did not have a material impact on the financial statements.

Property, Plant and Equipment Property, plant and equipment are recorded at historical cost and are depreciated over estimated useful lives using the straight-line method. Buildings and machinery and equipment are depreciated over periods not exceeding 45 years and 15 years, respectively. Assets are evaluated for impairment when conditions indicate that the carrying value may not be recoverable. Such conditions include significant adverse changes in business climate or a plan of disposal.

In March 2005, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. (FIN) 47 "Accounting for Conditional Asset Retirement Obligations – an interpretation of FASB Statement No. 143." This Interpretation clarifies that a conditional retirement obligation refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The liability should be recognized when incurred, generally upon acquisition, construction or development of the asset. The company adopted FIN 47 in 2006. The adoption did not have a material impact on the financial statements.

Goodwill and Intangible Assets Goodwill and indefinite-lived intangible assets are not amortized but rather are tested at least annually for impairment in accordance with SFAS No. 142 "Goodwill and Other Intangible Assets." Intangible assets with finite lives are amortized over the estimated useful life and reviewed for impairment in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets." Goodwill impairment testing first requires a comparison of the fair value of each reporting unit to the carrying value. If the carrying value exceeds fair value, goodwill is considered impaired. The amount of impairment is the difference between the carrying value of goodwill and the "implied" fair value, which is calculated as if the reporting unit had just been acquired and accounted for as a business combination. Impairment testing for indefinite-lived intangible assets requires a comparison between the fair value and carrying value of the asset. If carrying value exceeds the fair value, the asset is reduced to fair value. Fair values are primarily determined using discounted cash flow analyses. See Note 4 for information on goodwill and other intangible assets.

Derivative Financial Instruments The company uses derivative financial instruments primarily for purposes of hedging exposures to fluctuations in interest rates, foreign currency exchange rates, commodities and equity-linked employee benefit obligations. All derivatives are recognized on the balance sheet at fair value. Changes in the fair value of derivatives are recorded in earnings or other comprehensive income, based on whether the instrument is designated as part of a hedge transaction and, if so, the type of hedge transaction. Gains or losses on derivative instruments reported in other comprehensive income are reclassified to earnings in the period in which earnings are affected by the underlying hedged item. The ineffective portion of all hedges is recognized in earnings in the current period. See Note 20 for additional information.

Stock-Based Compensation In December 2004, the FASB issued SFAS No. 123 (revised 2004) "Share-Based Payment" (SFAS No. 123R), which requires stock-based compensation to be measured based on the grant-date fair value of the awards and the cost to be recognized over the period during which an employee is required to provide service in exchange for the award. The company adopted the provisions of SFAS No. 123R as of August 1, 2005. The company issues restricted stock, restricted stock units, stock options, and beginning in fiscal 2006, performance restricted stock.

Prior to August 1, 2005, the company accounted for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" and related Interpretations. Accordingly, no compensation expense had been recognized for stock options since all options granted had an exercise price equal to the market value of the underlying stock on the grant date. SFAS No. 123R was adopted using the modified prospective transition method. Under this method, the provisions of SFAS No. 123R apply to all awards granted or modified after the date of adoption. In addition, compensation expense must be recognized for any unvested stock option awards outstanding as of the date of adoption. Prior periods have not been restated. See also Note 21. Total pre-tax stock-based compensation recognized in the Statements of Earnings was $85, $26, and $18 for 2006, 2005 and 2004, respectively. Tax related benefits of $31, $10, and $7 were also recognized for 2006, 2005, and 2004, respectively. Amounts recorded in 2005 and 2004 primarily represent expenses related to restricted stock awards since no expense was recognized for stock options. Stock-based compensation associated with discontinued operations was not material.

SFAS No. 123R requires disclosure of pro forma information for periods prior to the adoption. The pro forma disclosures are based on the fair value of awards at the grant date, amortized to expense over the service period. The following table illustrates the effect on net earnings and earnings per share if the company had applied the fair value recognition provisions of SFAS No. 123R to stock-based employee compensation.

	2005	2004
Net earnings, as reported	$ 707	$ 647
Add: Stock-based employee compensation expense included in reported net earnings, net of related tax effects[1]	16	11
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(45)	(40)
Pro forma net earnings	$ 678	$ 618
Earnings per share:		
Basic – as reported	$ 1.73	$ 1.58
Basic – pro forma	$ 1.66	$ 1.51
Diluted – as reported	$ 1.71	$ 1.57
Diluted – pro forma	$ 1.64	$ 1.50

1 Represents restricted stock expense.

The pro forma expense impact on Earnings from continuing operations in 2005 and 2004 was $28, or $.07 per share.

Use of Estimates Generally accepted accounting principles require management to make estimates and assumptions that affect assets and liabilities, contingent assets and liabilities, and revenues and expenses. Actual results could differ from those estimates.

Income Taxes Income taxes are accounted for in accordance with SFAS No. 109 "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future impact of differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

In October 2004, the American Jobs Creation Act (the AJCA) was signed into law. The AJCA provides for a deduction of 85% of certain non-U.S. earnings that are repatriated, as defined by the AJCA, and a phased-in tax deduction related to profits from domestic manufacturing activities. In December 2004, the FASB issued FASB Staff Position FAS 109-1 and 109-2 to address the accounting and disclosure requirements related to the

AJCA. The total amount repatriated in 2006 under the AJCA was $494 and the related tax cost was $20. In 2005, the company recorded $7 in tax expense for $200 of anticipated earnings to be repatriated. In 2006, the company finalized its plan under the AJCA and recorded tax expense of $13 for $294 of earnings repatriated.

In July 2006, the FASB issued FIN 48 "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109." FIN 48 clarifies the criteria that must be met for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. This Interpretation also addresses derecognition, recognition of related penalties and interest, classification of liabilities and disclosures of unrecognized tax benefits. FIN 48 is effective for fiscal years beginning after December 15, 2006. The company is in the process of evaluating the impact of FIN 48.

2 Discontinued Operations

On August 15, 2006, the company completed the sale of its businesses in the United Kingdom and Ireland for £460, or approximately $870, pursuant to a Sale and Purchase Agreement dated July 12, 2006. The United Kingdom and Irish businesses include *Homepride* sauces, *OXO* stock cubes, *Batchelors* soups and *McDonnells* and *Erin* soups. The purchase price is subject to certain post-closing adjustments. The company has reflected the results of these businesses as discontinued operations in the consolidated statements of earnings for all years presented. The businesses were historically included in the International Soup and Sauces segment.

Results of discontinued operations were as follows:

	2006	2005	2004
Net sales	**$ 435**	$ 476	$ 449
Earnings before taxes	**$ 83**	$ 78	$ 77
Taxes on earnings	**72**	15	12
Earnings from discontinued operations	**$ 11**	$ 63	$ 65

The 2006 results included deferred tax expense of $56, which was recognized in accordance with Emerging Issues Task Force Issue No. 93-17 "Recognition of Deferred Tax Assets for a Parent Company's Excess Tax Basis in the Stock of a Subsidiary That is Accounted for as a Discontinued Operation" due to book/tax basis differences of these businesses as of July 30, 2006. The 2006 results also included $7 pre-tax ($5 after tax) of costs associated with the sale. The company expects to recognize an estimated pre-tax gain of approximately $20 in 2007, subject to certain purchase price adjustments, including an adjustment for working capital.

In 2004, the earnings from discontinued operations included the after-tax effect of a restructuring charge of $4 associated with a worldwide reduction in workforce.

The assets and liabilities of the United Kingdom and Irish businesses are reflected as discontinued operations in the consolidated balance sheet as of July 30, 2006 and are comprised of the following:

	2006
Cash	**$ 2**
Accounts receivable	**43**
Inventories	**53**
Prepaid expenses	**2**
Current assets	**$ 100**
Property, plant and equipment, net	**$ 90**
Deferred taxes	**2**
Goodwill	**244**
Other intangible assets, net of amortization	**502**
Non-current assets	**$ 838**
Accounts payable	**61**
Accrued liabilities	**12**
Accrued income taxes	**5**
Current liabilities	**$ 78**
Non-current pension obligation	**$ 25**

The company expects to use $620 of the net proceeds to repurchase shares. On September 28, 2006, the company entered into accelerated share repurchase agreements with a financial institution to repurchase approximately $600 of stock.

3 Comprehensive Income

Total comprehensive income is comprised of net earnings, net foreign currency translation adjustments, minimum pension liability adjustments (see Note 10), and net unrealized gains and losses on cash-flow hedges. Total comprehensive income for the twelve months ended July 30, 2006, July 31, 2005 and August 1, 2004 was $993, $688 and $759, respectively.

The components of Accumulated other comprehensive income (loss), as reflected in the Statements of Shareowners' Equity, consisted of the following:

	2006	2005
Foreign currency translation adjustments	**$ 86**	$ 35
Cash-flow hedges, net of tax	**(15)**	(20)
Minimum pension liability, net of tax[1]	**(67)**	(238)
Total Accumulated other comprehensive income (loss)	**$ 4**	$ (223)

1 Includes a tax benefit of $32 in 2006 and $139 in 2005.

4 Goodwill and Intangible Assets

The following table sets forth balance sheet information for intangible assets, excluding goodwill, subject to amortization and intangible assets not subject to amortization:

	July 30, 2006		July 31, 2005	
	Carrying Amount	**Accumulated Amortization**	Carrying Amount	Accumulated Amortization
Intangible assets subject to amortization:				
Trademarks	**$ —**	**$ —**	$ 6	$ (4)
Other	**15**	**(7)**	17	(7)
Total	**$ 15**	**$ (7)**	$ 23	$ (11)
Intangible assets not subject to amortization:				
Trademarks	**$ 586**		$ 1,042	
Pension	**2**		3	
Other	**—**		2	
Total	**$ 588**		$ 1,047	

Amortization was approximately $1 in 2006 and $2 in 2005 and primarily related to intangible assets of discontinued operations. The estimated aggregated amortization expense for each of the five succeeding fiscal years is less than $1 per year. Asset useful lives range from twelve to thirty-four years.

The company recognized an impairment loss of approximately $2 in 2006 due to the business performance of an Australian trademark used in the Baking and Snacking segment.

Changes in the carrying amount for goodwill for the period are as follows:

	U.S. Soup, Sauces and Beverages	Baking and Snacking	International Soup and Sauces	Other	Total
Balance at August 1, 2004	$ 428	$ 558	$ 763	$ 151	$ 1,900
Foreign currency translation adjustment	—	44	6	—	50
Balance at July 31, 2005	428	602	769	151	1,950
Reclassification to assets held for sale	**—**	**—**	**(244)**	**—**	**(244)**
Foreign currency translation adjustment	**—**	**8**	**44**	**—**	**52**
Other	**—**	**7**	**—**	**—**	**7**
Balance at July 30, 2006	**$ 428**	**$ 617**	**$ 569**	**$ 151**	**$ 1,765**

5 Business and Geographic Segment Information

Campbell Soup Company, together with its consolidated subsidiaries, is a global manufacturer and marketer of high-quality, branded convenience food products. The company manages and reports the results of operations in the following segments: U.S. Soup, Sauces and Beverages, Baking and Snacking, International Soup and Sauces, and Other.

The U.S. Soup, Sauces and Beverages segment includes the following retail businesses: *Campbell's* condensed and ready-to-serve soups; *Swanson* broth and canned poultry; *Prego* pasta sauce; *Pace* Mexican sauce; *Campbell's Chunky* chili; *Campbell's* canned pasta, gravies, and beans; *Campbell's Supper Bakes* meal kits; *V8* juice and juice drinks; and *Campbell's* tomato juice.

The Baking and Snacking segment includes the following businesses: *Pepperidge Farm* cookies, crackers, bakery and frozen products in U.S. retail; *Arnott's* biscuits in Australia and Asia Pacific; and *Arnott's* salty snacks in Australia.

The International Soup and Sauces segment includes the soup, sauce and beverage businesses outside of the United States, including Europe, Mexico, Latin America, the Asia Pacific region and the retail business in Canada. See also Note 2 for information on the sale of the businesses in the United Kingdom and Ireland. These businesses were historically included in this segment. The assets of these businesses were reflected as discontinued operations as of July 30, 2006. The results of operations of these businesses have been reflected as discontinued operations for all years presented.

The balance of the portfolio reported in Other includes Godiva Chocolatier worldwide and the company's Away From Home operations, which represent the distribution of products such as soup, specialty entrees, beverage products, other prepared foods and Pepperidge Farm products through various food service channels in the United States and Canada.

Accounting policies for measuring segment assets and earnings before interest and taxes are substantially consistent with those described in Note 1. The company evaluates segment performance before interest and taxes. Away From Home products are principally produced by the tangible assets of the company's other segments, except for refrigerated soups, which are produced in a separate facility, and certain other products, which are produced under contract manufacturing agreements. Accordingly, with the exception of the designated refrigerated soup facility, plant assets are not allocated to the Away From Home operations. Depreciation, however, is allocated to Away From Home based on production hours.

The company's largest customer, Wal-Mart Stores, Inc. and its affiliates, accounted for approximately 14% of consolidated net sales in 2006 and 2005 and 12% in 2004. All of the company's segments sold products to Wal-Mart Stores, Inc. or its affiliates.

Business Segments

Net sales	2006	2005	2004
U.S. Soup, Sauces and Beverages	**$ 3,257**	$ 3,098	$ 2,998
Baking and Snacking	**1,747**	1,742	1,613
International Soup and Sauces	**1,255**	1,227	1,146
Other	**1,084**	1,005	903
Total	**$ 7,343**	$ 7,072	$ 6,660

Earnings before interest and taxes	2006[2]	2005	2004[3]
U.S. Soup, Sauces and Beverages	**$ 815**	$ 747	$ 730
Baking and Snacking	**187**	198	166
International Soup and Sauces	**144**	143	128
Other	**110**	110	101
Corporate[1]	**(105)**	(66)	(87)
Total	**$ 1,151**	$ 1,132	$ 1,038

Depreciation and Amortization	2006	2005	2004
U.S. Soup, Sauces and Beverages	**$ 91**	$ 89	$ 80
Baking and Snacking	**94**	84	74
International Soup and Sauces	**35**	35	30
Other	**28**	26	24
Corporate[1]	**26**	28	30
Discontinued Operations	**15**	17	22
Total	**$ 289**	$ 279	$ 260

Capital Expenditures	2006	2005	2004
U.S. Soup, Sauces and Beverages	**$ 91**	$ 124	$ 123
Baking and Snacking	**60**	80	73
International Soup and Sauces	**29**	49	51
Other	**80**	33	14
Corporate[1]	**43**	32	15
Discontinued Operations	**6**	14	12
Total	**$ 309**	$ 332	$ 288

Segment Assets	2006	2005	2004
U.S. Soup, Sauces and Beverages	**$ 2,110**	$ 2,070	$ 2,051
Baking and Snacking	**1,676**	1,687	1,613
International Soup and Sauces	**1,522**	2,309	2,311
Other	**461**	380	341
Corporate[1]	**1,163**	330	346
Discontinued Operations	**938**	—	—
Total	**$ 7,870**	$ 6,776	$ 6,662

1 Represents unallocated corporate expenses and unallocated assets, including corporate offices, deferred income taxes, prepaid pension assets and investments.

2 Contributions to earnings before interest and taxes by segment included the effect of a $13 benefit due to a change in the method of accounting for certain U.S. inventories from the LIFO method to the average cost method as follows: U.S. Soup, Sauces and Beverages – $8 and Baking and Snacking – $5.

3 Contributions to earnings before interest and taxes by segment included the effect of a fourth quarter 2004 restructuring charge of $26 as follows: U.S. Soup, Sauces and Beverages – $8, Baking and Snacking – $10, International Soup and Sauces – $4, Other – $3 and Corporate – $1.

Geographic Area Information

Information about operations in different geographic areas is as follows:

Net sales	2006	2005	2004
United States	**$ 5,120**	$ 4,842	$ 4,590
Europe	**660**	677	632
Australia/Asia Pacific	**988**	1,028	952
Other countries	**575**	525	486
Consolidated	**$ 7,343**	$ 7,072	$ 6,660

Earnings before interest and taxes	2006	2005	2004
United States	**$ 1,003**	$ 931	$ 890
Europe	**52**	64	56
Australia/Asia Pacific	**94**	112	99
Other countries	**107**	91	80
Segment earnings before interest and taxes	**1,256**	1,198	1,125
Corporate	**(105)**	(66)	(87)
Consolidated	**$ 1,151**	$ 1,132	$ 1,038

Identifiable assets	2006	2005	2004
United States	**$ 2,907**	$ 2,939	$ 2,885
Europe	**1,186**	1,883	1,890
Australia/Asia Pacific	**1,296**	1,274	1,184
Other countries	**380**	350	357
Corporate	**1,163**	330	346
Discontinued operations	**938**	—	—
Consolidated	**$ 7,870**	$ 6,776	$ 6,662

Transfers between geographic areas are recorded at cost plus markup or at market. Identifiable assets are those assets, including goodwill, which are identified with the operations in each geographic region. The restructuring charge of $26 in 2004 was allocated to the geographic regions as follows: United States – $12, Europe – $3, Australia/Asia Pacific – $10, and Other countries – $1.

6 Restructuring Program

A restructuring charge included in Earnings from continuing operations of $26 ($18 after tax) was recorded in the fourth quarter 2004 for severance and employee benefit costs associated with a worldwide reduction in workforce and with the implementation of a sales and logistics realignment in Australia. These programs are part of cost savings initiatives designed to improve the company's operating margins and asset utilization. Approximately 400 positions were eliminated under the reduction in workforce program, resulting in a restructuring charge of $17 in Earnings from continuing operations. The reductions represented the elimination of layers of management, elimination of redundant positions due to the realignment of operations in North America, and reorganization of the U.S. sales force. The majority of the terminations occurred in the fourth quarter of 2004. The sales and logistics realignment in Australia involves the conversion of a direct store delivery system to a central warehouse system, outsourcing of warehouse operations, and the consolidation of the field sales organization. As a result of this program, over 200 positions will be eliminated. A restructuring charge of $9 was recorded for this program. The majority of the terminations occurred in 2005.

A restructuring charge of $6 ($4 after tax) was recorded by the United Kingdom and Irish businesses associated with a reduction in workforce and is included in Earnings from discontinued operations. See also Note 2.

A summary of restructuring reserves at July 30, 2006 and related activity is as follows:

	Accrued Balance at August 1, 2004	Cash Payments	Accrued Balance at July 31, 2005	Cash Payments	**Accrued Balance at July 30, 2006**
Severance pay and benefits	$ 28	(24)	$ 4	(2)	**$ 2**

7 Other Expenses/(Income)

	2006	2005	2004
Foreign exchange (gains)/losses	**$ —**	$ (1)	$ 7
Amortization/impairment of intangible and other assets	**2**	—	1
Gain on asset sales	**—**	—	(10)
Adjustments to long-term investments	**—**	—	10
Gain from settlement of lawsuits	**—**	(2)	(16)
Other	**3**	(2)	(5)
	$ 5	$ (5)	$ (13)

Adjustments to long-term investments represent a non-cash write-down to estimated fair market value of investments in affordable housing partnerships.

8 Interest Expense

	2006	2005	2004
Interest expense	**$ 170**	$ 188	$ 177
Less: Interest capitalized	**5**	4	3
	$ 165	$ 184	$ 174

In 2006, a non-cash reduction of $21 was recognized in connection with the favorable settlement of a U.S. tax contingency.

9 Acquisitions

In the first quarter 2004, the company acquired certain Australian chocolate biscuit brands for approximately $9. These brands are included in the Baking and Snacking segment.

10 Pension and Postretirement Benefits

Pension Benefits Substantially all of the company's U.S. and certain non-U.S. employees are covered by noncontributory defined benefit pension plans. In 1999, the company implemented significant amendments to certain U.S. plans. Under a new formula, retirement benefits are determined based on percentages of annual pay and age. To minimize the impact of converting to the new formula, service and earnings credit continues to accrue for active employees participating in the plans under the formula prior to the amendments through the year 2014. Employees will receive the benefit from either the new or old formula, whichever is higher. Benefits become vested upon the completion of five years of service. Benefits are paid from funds previously provided to trustees and insurance companies or are paid directly by the company from general funds. Plan assets consist primarily of investments in equities, fixed income securities, and real estate.

Postretirement Benefits The company provides postretirement benefits including health care and life insurance to substantially all retired U.S. employees and their dependents. In 1999, changes were made to the postretirement benefits offered to certain U.S. employees. Participants who were not receiving postretirement benefits as of May 1, 1999 will no longer be eligible to receive such benefits in the future, but the company will provide access to health care coverage for non-eligible future retirees on a group basis. Costs will be paid by the participants. To preserve the economic benefits for employees near retirement as of May 1, 1999, participants who were at least age 55 and had at least 10 years of continuous service remain eligible for postretirement benefits.

In 2005, the company established retiree medical account benefits for eligible U.S. retirees, intended to provide reimbursement for eligible health care expenses.

The company uses the fiscal year end as the measurement date for the benefit plans.

Components of net periodic benefit cost:

Pension	2006	2005	2004
Service cost	**$ 57**	$ 56	$ 50
Interest cost	**113**	113	111
Expected return on plan assets	**(163)**	(155)	(150)
Amortization of prior service cost	**1**	6	6
Recognized net actuarial loss	**43**	30	23
Special termination benefits	**—**	2	3
Net periodic pension expense	**$ 51**	$ 52	$ 43

Pension expense of $8, $11 and $12 for 2006, 2005 and 2004, respectively, was recorded by the United Kingdom and Irish businesses and is included in Earnings from discontinued operations. See also Note 2. The special termination benefits relate to discontinued operations.

Postretirement	2006	2005	2004
Service cost	**$ 4**	$ 1	$ 4
Interest cost	**21**	20	23
Amortization of prior service cost	**(3)**	(7)	(10)
Recognized net actuarial loss	**4**	1	5
Net periodic postretirement expense	**$ 26**	$ 15	$ 22

Change in benefit obligation:

	Pension		Postretirement	
	2006	2005	2006	2005
Obligation at beginning of year	**$ 2,136**	$ 1,893	**$ 397**	$ 333
Service cost	**57**	56	**4**	1
Interest cost	**113**	113	**21**	20
Plan amendments	**—**	(37)	**—**	33
Actuarial loss (gain)	**(86)**	230	**(31)**	37
Participant contributions	**3**	2	**4**	—
Special termination benefits	**—**	2	**—**	—
Benefits paid	**(128)**	(128)	**(32)**	(27)
Medicare subsidies	**—**	—	**2**	—
Foreign currency adjustment	**24**	5	**—**	—
Benefit obligation at end of year	**$ 2,119**	$ 2,136	**$ 365**	$ 397

Change in the fair value of pension plan assets:

	2006	2005
Fair value at beginning of year	**$ 1,847**	$ 1,627
Actual return on plan assets	**206**	273
Employer contributions	**52**	61
Participants contributions	**3**	2
Benefits paid	**(124)**	(123)
Foreign currency adjustment	**19**	7
Fair value at end of year	**$ 2,003**	$ 1,847

Funded status as recognized in the Consolidated Balance Sheets:

	Pension		Postretirement	
	2006	2005	2006	2005
Funded status at end of year	**$ (116)**	$ (289)	**$ (365)**	$ (397)
Unrecognized prior service cost	**(1)**	(1)	**9**	7
Unrecognized loss	**581**	745	**51**	85
Net asset (liability) recognized	**$ 464**	$ 455	**$ (305)**	$ (305)

Amounts recognized in the Consolidated Balance Sheets:

	Pension	
	2006	2005
Prepaid benefit cost	**$ 388**	$ 75
Intangible asset	**2**	3
Accumulated other comprehensive income (loss)	**99**	377
Noncurrent liabilities of discontinued operations	**(25)**	—
Net amount recognized	**$ 464**	$ 455

The accumulated benefit obligation for all pension plans was $1,961 at July 30, 2006 and $1,945 at July 31, 2005. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $455, $392 and $278, respectively, as of July 30, 2006 and $1,598, $1,444 and $1,292, respectively, as of July 31, 2005. The balance in Accumulated other comprehensive income (loss) included $22 in 2006 related to the discontinued operations.

The current portion of nonpension postretirement benefits included in Accrued liabilities was $27 at July 30, 2006 and July 31, 2005.

Increase (decrease) in minimum pension liability included in other comprehensive income:

2006	2005
$ (278)	$ 70

Weighted-average assumptions used to determine benefit obligations at the end of the year:

	Pension		Postretirement	
	2006	2005	2006	2005
Discount rate	**6.05%**	5.44%	**6.25%**	5.50%
Rate of compensation increase	**3.95%**	3.93%	**—**	—

Weighted-average assumptions used to determine net periodic benefit cost for the years ended:

Pension	2006	2005	2004
Discount rate	**5.44%**	6.19%	6.39%
Expected return on plan assets	**8.71%**	8.76%	8.78%
Rate of compensation increase	**3.93%**	4.21%	4.43%

The discount rate used to determine net periodic postretirement expense was 5.5% in 2006, 6.25% in 2005 and 6.5% in 2004.

The expected rate of return on assets for the company's global plans is a weighted average of the expected rates of return selected for the various countries where the company has funded pension plans. These rates of return are set annually and are based upon the long-term historical investment performance of the plans and an estimate of future long-term investment returns for the projected asset allocation.

Assumed health care cost trend rates at the end of the year:

	2006	2005
Health care cost trend rate assumed for next year	**9.00%**	9.00%
Rate to which the cost trend rate is assumed to decline (ultimate trend rate)	**4.50%**	4.50%
Year that the rate reaches the ultimate trend rate	**2011**	2010

A one-percentage-point change in assumed health care costs would have the following effects on 2006 reported amounts:

	Increase	Decrease
Effect on service and interest cost	$ 2	$ (1)
Effect on the 2006 accumulated benefit obligation	$ 25	$ (22)

Obligations related to non-U.S. postretirement benefit plans are not significant, since these benefits are generally provided through government-sponsored plans.

Plan Assets

The company's year-end pension plan weighted-average asset allocations by category were:

	Strategic Target	2006	2005
Equity securities	68%	**67%**	68%
Debt securities	22%	**20%**	21%
Real estate and other	10%	**13%**	11%
Total	100%	**100%**	100%

The fundamental goal underlying the pension plans' investment policy is to ensure that the assets of the plans are invested in a prudent manner to meet the obligations of the plans as these obligations come due. Investment practices must comply with applicable laws and regulations.

The company's investment strategy is based on an expectation that equity securities will outperform debt securities over the long term. Accordingly, in order to maximize the return on assets, a majority of assets are invested in equities. Additional asset classes with dissimilar expected rates of return, return volatility, and correlations of returns are utilized to reduce risk by providing diversification relative to equities. Investments within each asset class are also diversified to further reduce the impact of losses in single investments. The use of derivative instruments is permitted where appropriate and necessary to achieve overall investment policy objectives and asset class targets.

The company establishes strategic asset allocation percentage targets and appropriate benchmarks for each significant asset class to obtain a prudent balance between return and risk. The interaction between plan assets and benefit obligations is periodically studied to assist in the establishment of strategic asset allocation targets.

Estimated future benefit payments are as follows:

	Pension	Postretirement
2007	$ 140	$ 33
2008	$ 141	$ 32
2009	$ 141	$ 32
2010	$ 148	$ 32
2011	$ 148	$ 31
2012-2016	$ 820	$ 157

The benefit payments include payments from funded and unfunded plans.

Estimated future Medicare subsidy receipts are $3 – $4 annually from 2007 through 2011, and $21 for the period 2012 through 2016.

The company made a voluntary contribution of $22 to a U.S. pension plan subsequent to July 30, 2006. The company is not required to make additional contributions to the U.S. plans in 2007. Contributions to non-U.S. plans are expected to be approximately $10 in 2007.

Savings Plan The company sponsors employee savings plans which cover substantially all U.S. employees. After one year of continuous service, the company historically matched 50% of employee contributions up to 5% of compensation. Effective January 1, 2004, the company increased the amount of matching contribution from 50% to 60% of the employee contributions. Amounts charged to Costs and expenses were $16 in 2006 and $14 in 2005 and 2004.

11 Taxes on Earnings

The provision for income taxes on earnings from continuing operations consists of the following:

	2006	2005	2004
Income taxes:			
Currently payable			
Federal	**$ 187**	$ 224	$ 195
State	**17**	6	13
Non-U.S.	**56**	31	29
	260	261	237
Deferred			
Federal	**(6)**	38	47
State	**4**	3	2
Non-U.S.	**(12)**	6	2
	(14)	47	51
	$ 246	$ 308	$ 288
Earnings from continuing operations before income taxes:			
United States	**$ 763**	$ 753	$ 691
Non-U.S.	**238**	199	179
	$ 1,001	$ 952	$ 870

The following is a reconciliation of the effective income tax rate on continuing operations with the U.S. federal statutory income tax rate:

	2006	2005	2004
Federal statutory income tax rate	**35.0%**	35.0%	35.0%
State income taxes (net of federal tax benefit)	**1.4**	0.6	1.0
Tax effect of international items	**(4.4)**	(2.6)	(1.5)
Settlement of U.S. tax contingencies	**(6.8)**	—	—
Taxes on AJCA repatriation	**1.3**	0.7	—
Federal manufacturing deduction	**(1.0)**	—	—
Other	**(0.9)**	(1.3)	(1.4)
Effective income tax rate	**24.6%**	32.4%	33.1%

The tax effect of international items included a $14 deferred tax benefit related to foreign tax credits, which can be utilized as a result of the sale of the United Kingdom and Irish businesses. See also Note 2 for information on the divestiture.

The company received an Examination Report from the Internal Revenue Service (IRS) on December 23, 2002, which included a challenge to the treatment of gains and interest deductions claimed in the company's fiscal 1995 federal income tax return, relating to transactions involving government securities. If the proposed adjustment were upheld, it would have required the company to pay a net amount of over $100 in taxes, accumulated interest and penalties. The company had maintained a reserve for a portion of this contingency. In November 2005, the company negotiated a settlement of this matter with the IRS. As a result of the settlement, in the first quarter of 2006 the company adjusted tax reserves and recorded a $47 tax benefit. In addition, the company reduced interest expense and accrued interest payable by $21 and adjusted deferred tax expense by $8 ($13 after tax). The aggregate non-cash impact of the settlement on net earnings was $60, or $.14 per share. The settlement did not have a material impact on the company's consolidated cash flow. In 2006, the company also recognized an additional tax benefit of $21 related to the resolution of certain U.S. tax issues for open tax years through 2001.

See also Note 1 for additional information on the tax impact of the repatriation of earnings under the AJCA.

Deferred tax liabilities and assets are comprised of the following:

	2006	2005
Depreciation	**$ 184**	$ 198
Pensions	**133**	30
Amortization	**298**	252
Deferred taxes attributable to the divestiture	**56**	—
Other	**79**	80
Deferred tax liabilities	**750**	560
Benefits and compensation	**218**	195
Tax loss carryforwards	**25**	23
Other	**125**	125
Gross deferred tax assets	**368**	343
Deferred tax asset valuation allowance	**—**	(5)
Net deferred tax assets	**368**	338
Net deferred tax liability	**$ 382**	$ 222

At July 30, 2006, non-U.S. subsidiaries of the company have tax loss carryforwards of approximately $80. Of these carryforwards, $5 expire through 2011 and $75 may be carried forward indefinitely. The current statutory tax rates in these countries range from 18% to 39%.

The company has undistributed earnings of non-U.S. subsidiaries of approximately $549. U.S. income taxes have not been provided on undistributed earnings, which are deemed to be permanently reinvested. It is not practical to estimate the tax liability that might be incurred if such earnings were remitted to the U.S.

12 Accounts Receivable

	2006	2005
Customers	**$ 489**	$ 509
Allowances	**(24)**	(36)
	465	473
Other	**29**	36
	$ 494	$ 509

13 Inventories

	2006	2005
Raw materials, containers and supplies	**$ 252**	$ 278
Finished products	**476**	488
Less: Adjustment to LIFO valuation method	**—**	(13)
	$ 728	$ 753

As of August 1, 2005, the company changed the method of accounting for certain U.S. inventories from the LIFO method to the average cost method. Approximately 55% of inventory in 2005 was accounted for on the LIFO method of determining cost.

The company believes that the average cost method of accounting for U.S. inventories is preferable and will improve financial reporting by better matching revenues and expenses as average cost reflects the physical flow of inventory and current cost. In addition, the change from LIFO to average cost will enhance the comparability of the company's financial statements with peer companies since the average cost method is consistent with methods used in the industry. The impact of the change was a pre-tax $13 benefit ($8 after tax or $.02 per share). Prior periods were not restated since the impact of the change on previously issued financial statements was not considered material.

14 Other Current Assets

	2006	2005
Deferred taxes	**$ 78**	$ 114
Other	**55**	67
	$ 133	$ 181

15 Plant Assets

	2006	2005
Land	**$ 56**	$ 69
Buildings	**1,052**	1,062
Machinery and equipment	**3,144**	3,172
Projects in progress	**245**	208
	4,497	4,511
Accumulated depreciation	**(2,543)**	(2,524)
	$ 1,954	$ 1,987

Depreciation expense was $286 in 2006, $277 in 2005 and $258 in 2004. Depreciation expense of continuing operations was $272 in 2006, $261 in 2005 and $237 in 2004. Buildings are depreciated over periods ranging from 10 to 45 years. Machinery and equipment are depreciated over periods generally ranging from 2 to 15 years. Approximately $152 of capital expenditures is required to complete projects in progress at July 30, 2006.

16 Other Assets

	2006	2005
Prepaid pension benefit cost	**$ 388**	$ 75
Investments	**147**	150
Deferred taxes	**1**	6
Other	**69**	66
	$ 605	$ 297

Investments consist of several limited partnership interests in affordable housing partnership funds. These investments have generated significant tax credits. The company's ownership primarily ranges from approximately 12% to 19%.

17 Accrued Liabilities

	2006	2005
Accrued compensation and benefits	**$ 204**	$ 187
Fair value of derivatives	**184**	12
Accrued trade and consumer promotion programs	**117**	96
Accrued interest	**76**	94
Other	**239**	217
	$ 820	$ 606

The fair value of derivatives included $78 related to hedging inter-company financing of the United Kingdom and Irish businesses. These instruments were settled upon completion of the sale of the businesses in August 2006.

18 Notes Payable and Long-term Debt

Notes payable consists of the following:

	2006	2005
Commercial paper	**$ 419**	$ 428
Current portion of long-term debt	**606**	—
Variable-rate bank borrowings	**67**	18
Fixed-rate borrowings	**5**	5
	$ 1,097	$ 451

Commercial paper had a weighted-average interest rate of 6.00% and 5.34% at July 30, 2006 and July 31, 2005, respectively.

The company has two committed revolving credit facilities totaling $1,500 that support commercial paper borrowings and remain unused at July 30, 2006, except for $1 of standby letters of credit. Another $32 of standby letters of credit was issued under a separate facility.

Long-term Debt consists of the following:

Type	Fiscal Year of Maturity	Rate	2006	2005
Notes	2007	6.90%	$ —	$ 300
Notes	2007	5.50%	—	300
Notes	2009	5.88%	**300**	300
Notes	2011	6.75%	**700**	700
Notes	2013	5.00%	**400**	400
Notes	2014	4.88%	**300**	300
Debentures	2021	8.88%	**200**	200
Australian dollar loan facility	2011	6.81%	**207**	—
Other			**9**	42
			$ 2,116	$ 2,542

The fair value of the company's long-term debt including the current portion of long-term debt in Notes payable was $2,786 at July 30, 2006 and $2,727 at July 31, 2005.

The company has $300 of long-term debt available to issue as of July 30, 2006 under a shelf registration statement filed with the Securities and Exchange Commission.

Principal amounts of debt mature as follows: 2007–$1,097 (in current liabilities); 2008–$5; 2009–$303; 2010–$3; 2011–$909 and beyond–$896.

19 Other Liabilities

	2006	2005
Deferred taxes	**$ 463**	$ 342
Deferred compensation	**137**	116
Postemployment benefits	**28**	22
Fair value of derivatives	**70**	174
Other	**23**	30
	$ 721	$ 684

The deferred compensation plan is an unfunded plan maintained for the purpose of providing the company's directors and certain of its executives the opportunity to defer a portion of their compensation. All forms of compensation contributed to the deferred compensation plan are accounted for in accordance with the underlying program. Contributions are credited to an investment account in the participant's name, although no funds are actually contributed to the investment account and no investment choices are actually purchased. Four investment choices are available, including: (1) a book account which tracks the total return on company stock; (2) a book account that tracks performance of Fidelity's Spartan U.S. Equity Index Fund; (3) a book account which tracks the performance of Fidelity's Puritan Fund; and (4) a book account that credits interest based on the Wall Street Journal indexed prime rate. Participants can reallocate investments daily and are entitled to the gains and losses on investment funds. The company recognizes an amount in the Statements of Earnings for the market appreciation/depreciation of each fund, as appropriate.

20 Financial Instruments

The carrying values of cash and cash equivalents, accounts and notes receivable, accounts payable and short-term debt approximate fair value. The fair values of long-term debt, as indicated in Note 18, and derivative financial instruments are based on quoted market prices.

In 2001, the company adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No. 138 and SFAS No. 149. The standard requires that all derivative instruments be recorded on the balance sheet at fair value and establishes criteria for designation and effectiveness of the hedging relationships.

The company utilizes certain derivative financial instruments to enhance its ability to manage risk, including interest rate, foreign currency, commodity and certain equity-linked employee compensation exposures that exist as part of ongoing business operations. Derivative instruments are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures. The company does not enter into contracts for speculative purposes, nor is it a party to any leveraged derivative instrument.

The company is exposed to credit loss in the event of nonperformance by the counterparties on derivative contracts. The company minimizes its credit risk on these transactions by dealing only with leading, credit-worthy financial institutions having long-term credit ratings of "A" or better and, therefore, does not anticipate nonperformance. In addition, the contracts are distributed among several financial institutions, thus minimizing credit risk concentration.

All derivatives are recognized on the balance sheet at fair value. On the date the derivative contract is entered into, the company designates the derivative as (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair-value hedge), (2) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (cash-flow hedge), (3) a foreign-currency fair-value or cash-flow hedge (foreign-currency hedge), or (4) a hedge of a net investment in a foreign operation. Some derivatives may also be considered natural hedging instruments (changes in fair value are recognized to act as economic offsets to changes in fair value of the underlying hedged item and do not qualify for hedge accounting under SFAS No. 133).

Changes in the fair value of a fair-value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk (including losses or gains on firm commitments), are recorded in current period earnings. Changes in the fair value of a cash-flow hedge are recorded in other comprehensive income, until earnings are affected by the variability of cash flows. Changes in the fair value of a foreign-currency hedge are recorded in either current-period earnings or other comprehensive income, depending on whether the hedge transaction is a fair-value hedge (e.g., a hedge of a firm commitment that is to be settled in foreign currency) or a cash-flow hedge (e.g., a hedge of a foreign-currency-denominated forecasted transaction). If, however, a derivative is used as a hedge of a net investment in a foreign operation, its changes in fair value, to the extent effective as a hedge, are recorded in the cumulative translation adjustments account within Shareowners' equity.

The company finances a portion of its operations through debt instruments primarily consisting of commercial paper, notes, debentures and bank loans. The company utilizes interest rate swap agreements to minimize worldwide financing costs and to achieve a targeted ratio of variable-rate versus fixed-rate debt.

In July 2006, the company entered into three interest rate swaps that converted $154 of the $207 Australian variable-rate debt to a weighted-average fixed rate of 6.73%.

There were no changes made to the company's interest rate swap portfolio in 2005.

In September 2003, the company entered into ten-year interest rate swaps that converted $200 of the 4.875% fixed-rate notes issued during that month to variable. The company also entered into $100 five-year interest rate swaps that converted a portion of the 5.875% fixed-rate notes due October 2008 to variable.

In April 2004, the company entered into a $50 interest rate swap that converted a portion of the 6.9% fixed-rate notes due October 2006 to variable.

In May 2004, the company entered into a $50 interest rate swap that converted a portion of the 6.9% fixed-rate notes due October 2006 to variable.

Fixed-to-variable interest rate swaps are accounted for as fair-value hedges. Gains and losses on these instruments are recorded in earnings as adjustments to interest expense, offsetting gains and losses on the hedged item. The notional amount of fair-value interest rate swaps was $875 at both July 30, 2006 and July 31, 2005. The swaps had a fair value of $(29) at July 30, 2006 and $(2) at July 31, 2005.

Variable-to-fixed interest rate swaps are accounted for as cash-flow hedges. Consequently, the effective portion of unrealized gains (losses) is deferred as a component of Accumulated other comprehensive income (loss) and is recognized in earnings at the time the hedged item affects earnings. The amounts paid or received on the hedge are recognized as adjustments to interest expense. The fair value of the swaps was not material as of July 30, 2006. The notional amount was $154 as of July 30, 2006.

The company is exposed to foreign currency exchange risk as a result of transactions in currencies other than the functional currency of certain subsidiaries, including subsidiary financing transactions. The company utilizes foreign currency forward purchase and sale contracts and cross-currency swaps in order to manage the volatility associated with foreign currency purchases and sales and certain intercompany transactions in the normal course of business.

Qualifying foreign exchange forward and cross-currency swap contracts are accounted for as cash-flow hedges when the hedged item is a forecasted transaction, or when future cash flows related to a recognized asset or liability are expected to be received or paid. The effective portion of the changes in fair value on these instruments is recorded in Accumulated other comprehensive income (loss) and is reclassified into the Statements of Earnings on the same line item and in the same period or periods in which the hedged transaction affects earnings. The assessment of effectiveness for contracts is based on changes in the spot rates. The fair value of these instruments was $(202) at July 30, 2006. The notional amount was $756 as of July 30, 2006. Of these amounts, fair value of $(71) was related to $270 notional value of pay fixed GBP/receive fixed USD swaps settled upon completion of the sale of the United Kingdom and Irish businesses in August 2006.

Qualifying foreign exchange forward contracts are accounted for as fair-value hedges when the hedged item is a recognized asset, liability or firm commitment. No such contracts were outstanding at July 30, 2006.

The company also enters into certain foreign exchange forward contracts and variable-to-variable cross-currency swap contracts that are not designated as accounting hedges. These instruments are primarily intended to reduce volatility of certain intercompany financing transactions. Gains and losses on derivatives not designated as accounting hedges are typically recorded in Other expenses/(income), as an offset to gains (losses) on the underlying transactions. Cross-currency contracts mature in 2007 through 2014. The fair value of these instruments was $(18) at July 30, 2006. Of this amount, $(6) was related to forward contracts to hedge the company's investment in the United Kingdom and Irish businesses and a cross-currency swap associated with intercompany financing, which were settled upon completion of the sale in August 2006. The notional amount of all instruments was $723 at July 30, 2006.

Foreign exchange forward contracts typically have maturities of less than eighteen months. Principal currencies include the Australian dollar, British pound, Canadian dollar, euro, Japanese yen, Mexican peso and Swedish krona.

As of July 30, 2006, the accumulated derivative net loss in other comprehensive income for cash-flow hedges, including the foreign exchange forward and cross-currency contracts, forward-starting swap contracts and treasury lock agreements, was $15, net of tax. As of July 31, 2005 the accumulated derivative net loss in other comprehensive income for cash-flow hedges was $20, net of tax. Reclassifications from Accumulated other comprehensive income (loss) into the Statements of Earnings during the period ended July 30, 2006 were not material. There were no discontinued cash-flow hedges during the year. At July 30, 2006, the maximum maturity date of any cash-flow hedge was approximately seven years. The amount expected to be reclassified into the Statements of Earnings in 2007 is approximately $(8).

The company principally uses a combination of purchase orders and various short- and long-term supply arrangements in connection with the purchase of raw materials, including certain commodities and agricultural products. The company may also enter into commodity futures contracts, as considered appropriate, to reduce the volatility of price fluctuations for commodities such as corn, cocoa, soybean meal, soybean oil, wheat and dairy. As of July 30, 2006 the notional values and the fair values of open contracts related to commodity hedging activity were not material.

The company is exposed to equity price changes related to certain employee compensation obligations. Swap contracts are utilized to hedge exposures relating to certain employee compensation obligations linked to the total return of the Standard & Poor's 500 Index, the total return of the company's capital stock and the total return of the Puritan Fund. The company pays a variable interest rate and receives the equity returns under these instruments. The notional value of the equity swap contracts, which mature in 2007, was $55 at July 30, 2006. These instruments are not designated as accounting hedges. Gains and losses are recorded in the Statements of Earnings. The net asset recorded under these contracts at July 30, 2006 was approximately $2.

21 Shareowners' Equity

The company has authorized 560 million shares of Capital stock with $.0375 par value and 40 million shares of Preferred stock, issuable in one or more classes, with or without par as may be authorized by the Board of Directors. No Preferred stock has been issued.

Stock Plans

In 2003, shareowners approved the 2003 Long-Term Incentive Plan, which authorized the issuance of 28 million shares to satisfy awards of stock options, stock appreciation rights, unrestricted stock, restricted stock (including performance restricted stock) and performance units. Approximately 3.2 million shares available under a previous long-term plan were rolled into the 2003 Long-Term Incentive Plan, making the total number of available shares approximately 31.2 million. In November 2005, shareowners approved the 2005 Long-Term Incentive Plan, which authorized the issuance of an additional 6 million shares to satisfy the same types of awards.

Awards under the 2003 and 2005 Long-Term Incentive Plans may be granted to employees and directors. The term of a stock option granted under these plans may not exceed ten years from the date of grant. Options granted under these plans vest cumulatively over a three-year period at a rate of 30%, 60% and 100%, respectively. The option price may not be less than the fair market value of a share of common stock on the date of the grant. Restricted stock granted in fiscal 2004 and 2005 vests in three annual installments of 1/3 each, beginning 2½ years from the date of grant.

Pursuant to the 2003 Long-Term Incentive Plan, in July 2005 the company adopted a long-term incentive compensation program for fiscal 2006 which provides for grants of total shareowner return (TSR) performance restricted stock, EPS performance restricted stock, and time-lapse restricted stock. Initial grants made in accordance with this program were approved in September 2005. Under the program, awards of TSR performance restricted stock will be earned by comparing the company's total shareowner return during the period 2006 to 2008 to the respective total shareowner returns of companies in a performance peer group. Based upon the company's ranking in the performance peer group, a recipient of TSR performance restricted stock may earn a total award ranging from 0% to 200% of the initial grant. Awards of EPS performance restricted stock will be earned based upon the company's achievement of annual earnings per share goals. During the period 2006 to 2008, a recipient of EPS performance restricted stock may earn a total award ranging from 0% to 100% of the initial grant. Awards of time-lapse restricted stock will vest ratably over the three-year period. Annual stock option grants are not part of the long-term incentive compensation program for 2006. However, stock options may still be granted on a selective basis under the 2003 and 2005 Long-Term Incentive Plans.

In 2001, the Board of Directors authorized the conversion of certain stock options to shares of restricted stock based on specified conversion ratios. The exchange, which was voluntary, replaced approximately 4.7 million options with approximately one million restricted shares. Depending on the original grant date of the options, the restricted shares vested in 2002, 2003 or 2004. The company recognized compensation expense throughout the vesting period of the restricted stock. Compensation expense related to this award was $3 in 2004.

Information about stock options and related activity is as follows:

(options in thousands)	2006	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value
Beginning of year	39,548	$ 27.85		
Granted	212	$ 29.82		
Exercised	(8,296)	$ 28.49		
Terminated	(857)	$ 28.32		
End of year	30,607	$ 27.77	6.1	$ 274
Exercisable at end of year	21,971	$ 28.20	5.4	$ 187

The total intrinsic value of options exercised during 2006, 2005, and 2004 was $35, $15, and $10, respectively. As of July 30, 2006, total remaining unearned compensation related to unvested stock options was $19, which will be amortized over the weighted-average remaining service period of 1 year. The weighted-average fair value of options granted in 2006, 2005, and 2004 was estimated as $6.85, $4.74, and $5.73, respectively. The fair value of each option grant at grant date is estimated using the Black-Scholes option pricing model. The following weighted-average assumptions were used for grants in 2006, 2005 and 2004:

	2006	2005	2004
Risk-free interest rate	**4.3%**	3.2%	4.1%
Expected life (in years)	**6**	6	6
Expected volatility	**23%**	21%	24%
Expected dividend yield	**2.4%**	2.4%	2.4%

The following table summarizes time-lapse restricted stock and EPS performance restricted stock as of July 30, 2006:

(restricted stock in thousands)	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at July 31, 2005	2,447	$ 26.51
Granted	1,746	$ 29.48
Vested	(498)	$ 26.69
Forfeited	(298)	$ 27.51
Nonvested at July 30, 2006	3,397	$ 27.92

The fair value of time-lapse restricted stock and EPS performance restricted stock is determined based on the number of shares granted and the quoted price of the company's stock at the date of grant. Time-lapse restricted stock granted in fiscal 2004 and 2005 is expensed on a graded-vesting basis. Time-lapse restricted stock granted in fiscal 2006 is expensed on a straight-line basis over the vesting period, except for awards issued to retirement-eligible participants, which are expensed on an accelerated basis. EPS performance restricted stock is expensed on a graded-vesting basis, except for awards issued to retirement-eligible participants, which are expensed on an accelerated basis.

As of July 30, 2006, total remaining unearned compensation related to nonvested time-lapse restricted stock and EPS performance restricted stock was $44, which will be amortized over the weighted-average remaining service period of 1.9 years. The fair value of restricted stock vested during 2006, 2005, and 2004 was $16, $24, and $14, respectively. The weighted-average grant-date fair value of restricted stock granted during 2005 and 2004 was $26.32 and $26.78, respectively.

In 2006, the company granted approximately 1.7 million shares of TSR performance restricted stock with a grant-date fair value of $28.73. Approximately 1.6 million shares were outstanding at July 30, 2006. The fair value of TSR performance restricted stock is estimated at the grant date using a Monte Carlo simulation. Expense is recognized on a straight-line basis over the service period. As of July 30, 2006, total remaining unearned compensation related to TSR performance restricted stock was $34, which will be amortized over the weighted-average remaining service period of 2.2 years.

Employees can elect to defer all types of restricted stock awards. These awards are classified as liabilities because of the possibility that they may be settled in cash. The fair value is adjusted quarterly. The total cash paid to settle the liabilities in 2006, 2005 and 2004 was not material. The liability for deferred awards was $16 at July 30, 2006.

Prior to the adoption of SFAS No. 123R, the company presented the tax benefits of deductions resulting from the exercise of stock options as cash flows from operating activities in the Consolidated Statements of Cash Flows. SFAS No. 123R requires the cash flows from the excess tax benefits the company realizes on stock-based compensation to be presented as cash flows from financing activities. The excess tax benefits on the exercise of stock options and vested restricted stock presented as cash flows from financing activities in 2006 were $11 and presented as cash flows from operating activities in 2005 were $6 and in 2004 were $3. Cash received from the exercise of stock options was $236, $71, and $25 for 2006, 2005, and 2004, respectively, and is reflected in cash flows from financing activities in the Consolidated Statements of Cash Flows.

For the periods presented in the Consolidated Statements of Earnings, the calculations of basic earnings per share and earnings per share assuming dilution vary in that the weighted average shares outstanding assuming dilution include the incremental effect of stock options and restricted stock programs, except when such effect would be antidilutive. Stock options to purchase 3 million shares of capital stock for 2006, 10 million shares of capital stock for 2005 and 26 million shares of capital stock for 2004 were not included in the calculation of diluted earnings per share because the exercise price of the stock options exceeded the average market price of the capital stock, and therefore, would be antidilutive.

22 Commitments and Contingencies

On March 30, 1998, the company effected a spinoff of several of its non-core businesses to Vlasic Foods International Inc. (VFI). VFI and several of its affiliates (collectively, Vlasic) commenced cases under Chapter 11 of the Bankruptcy Code on January 29, 2001 in the United States Bankruptcy Court for the District of Delaware. Vlasic's Second Amended Joint Plan of Distribution under Chapter 11 (the Plan) was confirmed by an order of the Bankruptcy Court dated November 16, 2001, and became effective on or about November 29, 2001. The Plan provides for the assignment of various causes of action allegedly belonging to the Vlasic estates, including claims against the company allegedly arising from the spinoff, to VFB L.L.C., a limited liability company (VFB) whose membership interests are to be distributed under the Plan to Vlasic's general unsecured creditors.

On February 19, 2002, VFB commenced a lawsuit against the company and several of its subsidiaries in the United States District Court for the District of Delaware alleging, among other things, fraudulent conveyance, illegal dividends and breaches of fiduciary duty by Vlasic directors alleged to be under the company's control. The lawsuit seeks to hold the company liable in an amount necessary to satisfy all unpaid claims against Vlasic (which VFB estimates in the amended complaint to be $200), plus unspecified exemplary and punitive damages.

Following a trial on the merits, on September 13, 2005, the District Court issued Post-Trial Findings of Fact and Conclusions of Law, ruling in favor of the company and against VFB on all claims. The Court ruled that VFB failed to prove that the spinoff was a constructive or actual fraudulent transfer. The Court also rejected VFB's claim of breach of fiduciary duty, VFB's claim that VFI was an alter ego of the company, and VFB's claim that the spinoff should be deemed an illegal dividend. On November 1, 2005, VFB appealed the decision to the United States Court of Appeals for the Third Circuit. The company continues to believe this action is without merit and is defending the case vigorously.

The company is a party to other legal proceedings and claims, tax issues and environmental matters arising out of the normal course of business.

Management assesses the probability of loss for all legal proceedings and claims, tax issues and environmental matters and has recognized liabilities for such contingencies, as appropriate. Although the results of these matters cannot be predicted with certainty, in management's opinion, the final outcome of legal proceedings and claims, tax issues and environmental matters will not have a material adverse effect on the consolidated results of operations or financial condition of the company.

The company has certain operating lease commitments, primarily related to warehouse and office facilities, retail store space and certain equipment. Rent expense under operating lease commitments was $82 in 2006, $84 in 2005 and $79 in 2004. Future minimum annual rental payments under these operating leases are as follows:

2007	2008	2009	2010	2011	Thereafter
$ 77	$ 65	$ 49	$ 44	$ 36	$ 64

The company guarantees approximately 1,500 bank loans made to Pepperidge Farm independent sales distributors by third party financial institutions for the purchase of distribution routes. The maximum potential amount of future payments the company could be required to make under the guarantees is $122. The company's guarantees are indirectly secured by the distribution routes. The company does not believe it is probable that it will be required to make guarantee payments as a result of defaults on the bank loans guaranteed. The amounts recognized as of July 30, 2006 and July 31, 2005 were not material.

The company has provided certain standard indemnifications in connection with divestitures, contracts and other transactions. Certain indemnifications have finite expiration dates. Liabilities recognized based on known exposures related to such matters were not material at July 30, 2006.

23 Statements of Cash Flows

	2006	2005	2004
Cash Flows From Operating Activities:			
Other non-cash charges to net earnings:			
Non-cash compensation/benefit related expense	**$ 87**	$ 83	$ 73
Other	**(5)**	(2)	(5)
Total	**$ 82**	$ 81	$ 68
Other:			
Benefit related payments	**$ (44)**	$ (47)	$ (46)
Payments for hedging activities	**(9)**	(19)	(59)
Other	**—**	7	2
Total	**$ (53)**	$ (59)	$ (103)

	2006	2005	2004
Interest paid	**$ 173**	$ 176	$ 168
Interest received	**$ 15**	$ 4	$ 6
Income taxes paid	**$ 303**	$ 258	$ 249

24 Quarterly Data (unaudited)

2006	First[1]	Second	Third	Fourth[2]
Net sales	**$ 2,002**	**$ 2,159**	**$ 1,728**	**$ 1,454**
Gross profit	**847**	**909**	**708**	**611**
Earnings from continuing operations	**286**	**239**	**146**	**84**
Earnings (loss) from discontinued operations	**16**	**15**	**20**	**(40)**
Net earnings	**302**	**254**	**166**	**44**
Per share – basic				
Earnings from continuing operations	**0.70**	**0.59**	**0.36**	**0.21**
Earnings (loss) from discontinued operations	**0.04**	**0.04**	**0.05**	**(0.10)**
Net earnings	**0.74**	**0.62**	**0.41**	**0.11**
Dividends	**0.18**	**0.18**	**0.18**	**0.18**
Per share – assuming dilution				
Earnings from continuing operations	**0.69**	**0.58**	**0.35**	**0.20**
Earnings (loss) from discontinued operations	**0.04**	**0.04**	**0.05**	**(0.10)**
Net earnings	**0.73**	**0.61**	**0.40**	**0.11**
Market price				
High	**$ 31.46**	**$ 31.30**	**$ 32.74**	**$ 38.02**
Low	**$ 28.29**	**$ 28.30**	**$ 28.88**	**$ 32.12**

2005	First	Second	Third	Fourth
Net sales	$ 1,969	$ 2,085	$ 1,614	$ 1,404
Gross profit	808	853	661	575
Earnings from continuing operations[3]	215	218	130	81
Earnings from discontinued operations[3]	15	17	16	15
Net earnings[3]	230	235	146	96
Per share – basic				
Earnings from continuing operations[3]	0.53	0.53	0.32	0.20
Earnings from discontinued operations[3]	0.04	0.04	0.04	0.04
Net earnings[3]	0.56	0.57	0.36	0.23
Dividends	0.17	0.17	0.17	0.17
Per share – assuming dilution				
Earnings from continuing operations[3]	0.52	0.53	0.31	0.20
Earnings from discontinued operations[3]	0.04	0.04	0.04	0.04
Net earnings[3]	0.56	0.57	0.35	0.23
Market price				
High	$ 27.13	$ 30.52	$ 29.74	$ 31.60
Low	$ 25.21	$ 26.68	$ 27.35	$ 29.53

1 Includes a $13 ($8 after tax or $.02 per share) benefit from a change in inventory accounting method (see also Note 13) and a $60 ($.14 per share) benefit from the favorable resolution of a U.S. tax contingency. (See also Note 11.)

2 The results of discontinued operations included $56 of deferred tax expense due to book/tax basis differences and $5 of after-tax costs associated with the sale of the businesses (aggregate impact of $.15 per share).

3 As of August 1, 2005, the company adopted SFAS No. 123R using the modified prospective method. Prior periods were not restated. (See also Note 1.)

Reports of Management

Management's Report on Financial Statements

The accompanying financial statements have been prepared by the company's management in conformity with generally accepted accounting principles to reflect the financial position of the company and its operating results. The financial information appearing throughout this Annual Report is consistent with the financial statements. Management is responsible for the information and representations in such financial statements, including the estimates and judgments required for their preparation. The financial statements have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which appears herein.

The Audit Committee of the Board of Directors, which is composed entirely of Directors who are not officers or employees of the company, meets regularly with the company's worldwide internal auditing department, other management personnel, and the independent auditors. The independent auditors and the internal auditing department have had, and continue to have, direct access to the Audit Committee without the presence of other management personnel, and have been directed to discuss the results of their audit work and any matters they believe should be brought to the Committee's attention. The internal auditing department and the independent auditors report directly to the Audit Committee.

Management's Report on Internal Control Over Financial Reporting

The company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

The company's internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and Directors of the company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The company's management assessed the effectiveness of the company's internal control over financial reporting as of July 30, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework*. Based on this assessment using those criteria, management concluded that the company's internal control over financial reporting was effective as of July 30, 2006.

Management's assessment of the effectiveness of the company's internal control over financial reporting as of July 30, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which appears herein.

Douglas R. Conant

Douglas R. Conant
President and Chief Executive Officer

Robert A. Schiffner

Robert A. Schiffner
Senior Vice President and Chief Financial Officer

Anthony P. DiSilvestro

Anthony P. DiSilvestro
Vice President – Controller

September 28, 2006

Report of Independent Registered Public Accounting Firm
To the Shareowners and Directors of Campbell Soup Company

We have completed integrated audits of Campbell Soup Company's 2006 and 2005 consolidated financial statements and of its internal control over financial reporting as of July 30, 2006 and an audit of its 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of shareowners' equity and of cash flows present fairly, in all material respects, the financial position of Campbell Soup Company and its subsidiaries at July 30, 2006 and July 31, 2005, and the results of their operations and their cash flows for each of the three years in the period ended July 30, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

As discussed in Note 1, the company adopted a new financial accounting standard for share-based compensation during 2006.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of July 30, 2006 based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of July 30, 2006, based on criteria established in *Internal Control — Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
September 28, 2006

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

The company, under the supervision and with the participation of its management, including the President and Chief Executive Officer and the Senior Vice President and Chief Financial Officer, has evaluated the effectiveness of the company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of July 30, 2006 (the "Evaluation Date"). Based on such evaluation, the President and Chief Executive Officer and the Senior Vice President and Chief Financial Officer have concluded that, as of the Evaluation Date, the company's disclosure controls and procedures are effective, and are reasonably designed to ensure that all material information relating to the company (including its consolidated subsidiaries) required to be included in the company's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

The annual report of management on the company's internal control over financial reporting is provided under "Financial Statements and Supplementary Data" on page 42. The attestation report of PricewaterhouseCoopers LLP, the company's independent registered public accounting firm, regarding the company's internal control over financial reporting is provided under "Financial Statements and Supplementary Data" on page 43.

During the quarter ended July 30, 2006, except as described below, there were no changes in the company's internal control over financial reporting that materially affected, or are reasonably likely to materially affect, such internal control over financial reporting. During the quarter, the company implemented a new enterprise-resource planning system in its Canadian business as part of the previously announced North American implementation of SAP. In conjunction with this implementation, changes were made in the company's internal control over financial reporting in order to adapt to the new system.

Item 9B. Other Information

None.

Part III

Item 10. Directors and Executive Officers of the Registrant

The sections entitled "Election of Directors," "Security Ownership of Directors and Executive Officers" and "Directors and Executive Officers Stock Ownership Reports" in the company's Proxy Statement for the Annual Meeting of Shareowners to be held on November 16, 2006 (the "2006 Proxy") are incorporated herein by reference. The information presented in the section entitled "Board Committees" in the 2006 Proxy relating to the members of the company's Audit Committee is incorporated herein by reference. The information presented in the section entitled "Audit Committee Report" in the 2006 Proxy relating to the Audit Committee's financial experts is incorporated herein by reference.

Certain of the information required by this Item relating to the executive officers of the company is set forth in the heading "Executive Officers of the Company."

The company has adopted a Code of Ethics for the Chief Executive Officer and Senior Financial Officers that applies to the company's Chief Executive Officer, Chief Financial Officer, Controller and members of the Chief Financial Officer's financial leadership team. The Code of Ethics for the Chief Executive Officer and Senior Financial Officers is posted on the company's website, www.campbellsoupcompany.com (under the "Governance" caption). The company intends to satisfy the disclosure requirement regarding any amendment to, or a waiver of, a provision of the Code of Ethics for the Chief Executive Officer and Senior Financial Officers by posting such information on its website.

The company has also adopted a separate Code of Business Conduct and Ethics applicable to the Board of Directors, the company's officers and all of the company's employees. The Code of Business Conduct and Ethics is posted on the company's website, www.campbellsoupcompany.com (under the "Governance" caption). The company's Corporate Governance Standards and the charters of the company's four standing committees of the Board of Directors can also be found at this website. Printed copies of the foregoing are available to any shareowner requesting a copy by writing to: Corporate Secretary, Campbell Soup Company, 1 Campbell Place, Camden, NJ 08103.

Item 11. Executive Compensation

The information presented in the sections entitled "Summary Compensation," "Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values," "Fiscal 2006 Long-Term Incentive Grants," "Pension Plans," "Director Compensation," "Termination of Employment and Change in Control Arrangements" and "Compensation and Organization Committee Interlocks and Insider Participation" in the 2006 Proxy is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareowner Matters

Security Ownership of Certain Beneficial Owners and Management

The information presented in the sections entitled "Security Ownership of Directors and Executive Officers" and "Security Ownership of Certain Beneficial Owners" in the 2006 Proxy is incorporated herein by reference.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information about the company's stock that may be issued under the company's equity compensation plans as of July 30, 2006:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column) (c)
Equity Compensation Plans Approved by Security Holders[1]	31,655,167	$ 27.77	15,117,452
Equity Compensation Plans Not Approved by Security Holders[2]	1,544,822	N/A	N/A
Total	33,199,989	N/A	15,117,452

1 Column (a) represents stock options and restricted stock units outstanding under the 2005 Long-Term Incentive Plan, the 2003 Long-Term Incentive Plan and the 1994 Long-Term Incentive Plan. No additional awards can be made under the 1994 Long-Term Incentive Plan. Future equity awards under the 2005 Long-Term Incentive Plan and the 2003 Long-Term Incentive Plan may take the form of stock options, stock appreciation rights, performance unit awards, restricted stock, restricted performance stock, restricted stock units or stock awards. Column (b) represents the weighted-average exercise price of the outstanding stock options only; the outstanding restricted stock units are not included in this calculation. Column (c) represents the maximum aggregate number of future equity awards that can be made under the 2005 Long-Term Incentive Plan and the 2003 Long-Term Incentive Plan as of July 30, 2006. The maximum number of future equity awards that can be made under the 2005 Long-Term Incentive Plan as of July 30, 2006 is 5,980,870. The maximum number of future equity awards that can be made under the 2003 Long-Term Incentive Plan as of July 30, 2006 is 9,136,582 (the "2003 Plan Limit"). Each stock option or stock appreciation right awarded under the 2003 Long-Term Incentive Plan reduces the 2003 Plan Limit by one share. Each restricted stock unit, restricted stock, restricted performance stock or stock award under the 2003 Long-Term Incentive Plan reduces the 2003 Plan Limit by four shares. In the event any award (or portion thereof) under the 1994 Long-Term Incentive Plan lapses, expires or is otherwise terminated without the issuance of any company stock or is settled by delivery of consideration other than company stock, the maximum number of future equity awards that can be made under the 2003 Long-Term Incentive Plan automatically increases by the number of such shares.

2 The company's Deferred Compensation Plans (the "Plans") allow participants the opportunity to invest in various book accounts, including a book account that tracks the performance of the company's stock (the "Stock Account"). Upon distribution, participants may receive the amounts invested in the Stock Account in the form of shares of company stock. Column (a) represents the maximum number of shares that could be issued upon a complete distribution of all amounts in the Stock Account. This calculation is based upon the amount of funds in the Stock Account as of July 30, 2006 and a $36.77 share price, which was the closing price of a share of company stock on July 28, 2006 (the last business day before July 30, 2006). 853,796 of the total number of shares that could be issued upon a complete distribution of the Plans are fully vested, and 691,026 of the shares are subject to restrictions.

Deferred Compensation Plans

The Plans are unfunded and maintained for the purpose of providing the company's directors and U.S.-based executives and key managers the opportunity to defer a portion of their earned compensation. Participants may defer a portion of their base salaries and all or a portion of their annual incentive compensation, long-term incentive awards, and director retainers and fees. The Plans were not submitted for security holder approval because they do not provide additional compensation to participants. They are vehicles for participants to defer earned compensation.

Each participant's contributions to the Plans are credited to an investment account in the participant's name. Gains and losses in the participant's account are based on the performance of the investment choices the participant has selected. Four investment choices are available, including the Stock Account. In addition to the Stock Account, participants also generally have the opportunity to invest in (i) a book account that tracks the performance of Fidelity's Spartan U.S. Equity Index Fund, (ii) a book account that tracks the performance of Fidelity's Puritan Fund, and (iii) a book account that credits interest at the Wall Street Journal indexed prime rate (determined on November 1 for the subsequent calendar year).

A participant may reallocate his or her investment account at any time among the four investment choices, except that (i) restricted stock awards must be invested in the Stock Account during the restriction period, and (ii) reallocations of the Stock Account must be made in compliance with the company's policies on trading company stock. Dividends on amounts invested in the Stock Account may be reallocated among the four investment accounts. The company credits a participant's account with an amount equal to the matching contribution that the company would have made to the participant's 401(k) Plan account if the participant had not deferred compensation under the Plan. In addition, for those individuals whose base salary and annual incentive compensation exceed the Internal Revenue Service indexed compensation limit for the 401(k) Plan, the company credits such individual's account with an amount equal to the contribution the company would have made to the 401(k) Plan but for the compensation limit. These company contributions vest in 20% increments over the participant's first five (5) years of credited service; after the participant's first five (5) years of service, the company contributions vest immediately. Except as described above, there is no company match on deferred compensation.

For terminations and retirements, a participant's account is generally paid out in accordance with the last valid distribution election made by the participant. The applicable elections include: (i) a lump sum, (ii) 5 annual installments, (iii) 10 annual installments, (iv) 15 annual installments (not available to participants terminated prior to their 55th birthday), and (v) 20 annual installments (not available to participants terminated prior to their 55th birthday). For distributions upon death, if a participant's beneficiary is his or her spouse, the account is generally paid out in accordance with the last valid death distribution election (or, if there is no death distribution election, the regular distribution election). If a participant's beneficiary is not his or her spouse, then the account is generally paid out in a lump sum. The administrator of the Plans has also established procedures for hardship withdrawals and, for amounts vested prior to January 1, 2005, unplanned withdrawals. In the event of a change in control of the company, the Stock Account is automatically converted into cash based upon a formula provided in the Plan.

Item 13. Certain Relationships and Related Transactions

The information presented in the section entitled "Certain Relationships and Related Transactions" in the 2006 Proxy is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information presented in the section entitled "Independent Registered Public Accounting Firm Fees and Services" in the 2006 Proxy is incorporated herein by reference.

Part IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this report:

1. *Financial Statements*

   - Consolidated Statements of Earnings for 2006, 2005 and 2004
   - Consolidated Balance Sheets as of July 30, 2006 and July 31, 2005
   - Consolidated Statements of Cash Flows for 2006, 2005 and 2004
   - Consolidated Statements of Shareowners' Equity for 2006, 2005 and 2004
   - Notes to Consolidated Financial Statements
   - Management's Report on Internal Control Over Financial Reporting
   - Report of Independent Registered Public Accounting Firm

2. *Financial Statement Schedules*

   None.

3. *Exhibits*

3(i) Campbell's Restated Certificate of Incorporation as amended through February 24, 1997 was filed with the Securities and Exchange Commission ("SEC") with Campbell's Form 10-K for the fiscal year ended July 28, 2002, and is incorporated herein by reference.

3 (ii) Campbell's By-Laws, as amended through May 25, 2006, were filed with the SEC on a Form 8-K on May 26, 2006, and are incorporated herein by reference.

4 The company agrees to file a copy of any instrument or agreement defining the rights of holders of long-term debt of the company upon request of the SEC.

9 Major Stockholders' Voting Trust Agreement dated June 2, 1990, as amended, was filed with the SEC by (i) Campbell as Exhibit 99.C to Campbell's Schedule 13E-4 filed on September 12, 1996, and (ii) with respect to certain subsequent amendments, the Trustees of the Major Stockholders' Voting Trust as Exhibit 99.G to Amendment No. 7 to their Schedule 13D dated March 3, 2000, and as Exhibit 99.M to Amendment No. 8 to their Schedule 13D dated January 26, 2001, and as Exhibit 99.P to Amendment No. 9 to their Schedule 13D dated September 30, 2002, and is incorporated herein by reference.

10(a) Campbell Soup Company 1994 Long-Term Incentive Plan, as amended on November 17, 2000, was filed with the SEC with Campbell's 2000 Proxy Statement, and is incorporated herein by reference.

10 (b) Campbell Soup Company 2003 Long-Term Incentive Plan was filed with the SEC with Campbell's 2003 Proxy Statement, and is incorporated herein by reference.

10(c) Campbell Soup Company 2005 Long-Term Incentive Plan was filed with the SEC with Campbell's 2005 Proxy Statement, and is incorporated herein by reference.

10(d) Campbell Soup Company Annual Incentive Plan, as amended on November 18, 2004, was filed with the SEC with Campbell's 2004 Proxy Statement, and is incorporated herein by reference.

10(e) Campbell Soup Company Mid-Career Hire Pension Program, amended effective as of January 25, 2001, was filed with the SEC with Campbell's Form 10-K for the fiscal year ended July 29, 2001, and is incorporated herein by reference.

10(f) Deferred Compensation Plan, effective November 18, 1999, was filed with the SEC with Campbell's Form 10-K for the fiscal year ended July 30, 2000, and is incorporated herein by reference.

10(g) Severance Protection Agreement dated January 8, 2001, with Douglas R. Conant, President and Chief Executive Officer, was filed with the SEC with Campbell's Form 10-Q for the fiscal quarter ended January 28, 2001, and is incorporated herein by reference. Agreements with the other executive officers listed under the heading "Executive Officers of the Company" are in all material respects the same as Mr. Conant's agreement.

10(h) Letter Agreement between the company and Mark A. Sarvary, effective as of February 9, 2004, regarding severance arrangements was filed with the SEC with Campbell's Form 10-Q for the fiscal quarter ended May 2, 2004, and is incorporated herein by reference.

10(i) Form of Stock Option Award Statement was filed with the SEC on a Campbell Form 8-K filed on September 28, 2004, and is incorporated herein by reference.

10(j) Form of Restricted Stock Award Statement was filed with the SEC on a Campbell Form 8-K filed on September 28, 2004, and is incorporated herein by reference.

10(k) Compensation arrangements relating to the company's executive officers and members of the company's Board of Directors were described in a company Form 8-K filed on September 27, 2005, and such description is incorporated herein by reference.

10(l) A special long-term incentive grant of 54,667 performance-restricted shares made to the Senior Vice President and Chief Information Officer, in lieu of grants under the company's regular long-term incentive program, was described in a Form 8-K filed on November 22, 2005, and such description is incorporated herein by reference.

10(m) Campbell Soup Company Severance Pay Plan for Salaried Employees, as amended and restated effective January 1, 2006, was filed with the SEC with Campbell's Form 10-Q for the fiscal quarter ended January 29, 2006, and is incorporated herein by reference.

10(n) Campbell Soup Company Supplemental Severance Pay Plan for Exempt Salaried Employees, as amended and restated effective January 1, 2006, was filed with the SEC with Campbell's Form 10-Q for the fiscal quarter ended January 29, 2006, and is incorporated herein by reference.

10(o) Board of Director compensation for calendar year 2007 was described in a Campbell Form 8-K filed on June 27, 2006, and such description is incorporated herein by reference.

10(p) Agreement between Campbell's UK Limited, Campbell Soup UK Limited, Campbell Netherlands Holdings B.V., Campbell Investment Company, Campbell Soup Company, Premier Foods Investments Limited, HL Foods Limited and Premier Foods plc dated July 12, 2006, was filed with the SEC with a Campbell Form 8-K filed on July 14, 2006, and is incorporated herein by reference.

21 Subsidiaries (Direct and Indirect) of the company.

23 Consent of Independent Registered Public Accounting Firm.

24 Power of Attorney.

31(i) Certification of Douglas R. Conant pursuant to Rule 13a-14(a).

31(ii) Certification of Robert A. Schiffner pursuant to Rule 13a-14(a).

32(i) Certification of Douglas R. Conant pursuant to 18 U.S.C. Section 1350.

32(ii) Certification of Robert A. Schiffner pursuant to 18 U.S.C. Section 1350.

Exhibit 31(i)
Certification Pursuant to Rule 13a-14(a)

I, Douglas R. Conant, certify that:

1. I have reviewed this Annual Report on Form 10-K of Campbell Soup Company;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

ate: October 11, 2006

By: /s/ Douglas R. Conant
Name: Douglas R. Conant
Title: President and Chief Executive Officer

Exhibit 31(ii)
Certification Pursuant to Rule 13a-14(a)

I, Robert A. Schiffner, certify that:

1. I have reviewed this Annual Report on Form 10-K of Campbell Soup Company;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: October 11, 2006

By: /s/ Robert A. Schiffner
Name: Robert A. Schiffner
Title: Senior Vice President and Chief Financial Officer

Exhibit 32(i)
Certification Pursuant to 18 U.S.C. Section 1350

In connection with the Annual Report of Campbell Soup Company (the "Company") on Form 10-K for the fiscal year ended July 30, 2006, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Douglas R. Conant, President and Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: October 11, 2006

By: /s/ Douglas R. Conant
Name: Douglas R. Conant
Title: President and Chief Executive Officer

Exhibit 32(ii)
Certification Pursuant to 18 U.S.C. Section 1350

In connection with the Annual Report of Campbell Soup Company (the "Company") on Form 10-K for the fiscal year ended July 30, 2006, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robert A. Schiffner, Senior Vice President and Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: October 11, 2006

By: /s/ Robert A. Schiffner
Name: Robert A. Schiffner
Title: Senior Vice President and Chief Financial Officer

Board of Directors

(as of October 2006)

Harvey Golub
Chairman of Campbell Soup Company, Retired Chairman and Chief Executive Officer of American Express Company

Douglas R. Conant
President and Chief Executive Officer of Campbell Soup Company[3]

Edmund M. Carpenter
President and Chief Executive Officer of Barnes Group, Inc.[1, 3]

Paul R. Charron
Chairman and Chief Executive Officer of Liz Claiborne, Inc.[2, 3]

Bennett Dorrance
Private Investor and Chairman and Managing Director of DMB Associates[2, 4]

Kent B. Foster
Chairman of Ingram Micro, Inc.[2, 4]

Randall W. Larrimore
Retired President and Chief Executive Officer of United Stationers, Inc.[1, 4]

Philip E. Lippincott
Former Chairman of Campbell Soup Company, Retired Chairman and Chief Executive Officer of Scott Paper Company[2, 3]

Mary Alice D. Malone
Private Investor and President of Iron Spring Farm, Inc.[3, 4]

Sara Mathew
Chief Financial Officer and President – U.S. of The Dun & Bradstreet Corporation

David C. Patterson
Founder and Chairman, Brandywine Trust Company[3, 4]

Charles R. Perrin
Non-executive Chairman of Warnaco Group, Inc.[1, 2]

A. Barry Rand
Retired Chairman and CEO of Equitant, Inc.[2]

George Strawbridge, Jr.
Private Investor and President of Augustin Corporation[1, 3]

Les C. Vinney
President and Chief Executive Officer of STERIS Corporation[1, 4]

Charlotte C. Weber
Private Investor and Chief Executive Officer of Live Oak Properties[2, 4]

Committees 1 Audit 2 Compensation & Organization 3 Finance & Corporate Development 4 Governance

Officers

(as of October 2006)

Douglas R. Conant
President and Chief Executive Officer

Mark A. Sarvary
Executive Vice President and President – Campbell North America

Arthur B. Anderson
Senior Vice President – Global Research & Development and Quality

Jerry S. Buckley
Senior Vice President – Public Affairs

M. Carl Johnson, III
Senior Vice President – Chief Strategy Officer

Ellen Oran Kaden
Senior Vice President – Law and Government Affairs

Larry S. McWilliams
Senior Vice President and President – Campbell International

Denise M. Morrison
Senior Vice President and President – U.S. Soup, Sauces, and Beverages

Nancy A. Reardon
Senior Vice President and Chief Human Resources and Communications Officer

Robert A. Schiffner
Senior Vice President and Chief Financial Officer

David R. White
Senior Vice President – Global Supply Chain

Doreen A. Wright
Senior Vice President and Chief Information Officer

Anthony DiSilvestro
Vice President – Controller

John J. Furey
Vice President and Corporate Secretary

Richard J. Landers
Vice President – Taxes

Gerald S. Lord
Vice President – Finance and Strategy, Campbell North America

William J. O'Shea
Vice President – Treasurer

Shareowner Information

World Headquarters
Campbell Soup Company
1 Campbell Place
Camden, NJ 08103
(856) 342-4800
(856) 342-3878 (Fax)

Stock Exchange Listings
New York, Swiss
Ticker Symbol: CPB

Transfer Agent and Registrar
Computershare Limited
P.O. Box 43069
Providence, RI 02940-3069
1-800-446-2617

Independent Accountants
PricewaterhouseCoopers LLP
Two Commerce Square
Suite 1700
2001 Market Street
Philadelphia, PA 19103-7042

Dividends
Campbell has paid dividends since the company became public in 1954. Dividends are normally paid quarterly, at the end of January, April, July, and October.

A dividend reinvestment plan is available to shareowners. For information about dividends or the dividend reinvestment plan, write: Dividend Reinvestment Plan Agent, Campbell Soup Company, P.O. Box 43081, Providence, RI 02940-3081
Or call: (781) 575-2723 or 1-800-446-2617.

Annual Meeting
The Annual Meeting of Shareowners will be held on November 16, 2006, at 2:30 p.m., Eastern Standard Time, at the Sheraton Great Valley Hotel, 707 East Lancaster Ave., Frazer, PA 19355.

Publications
For copies of the Annual Report or the SEC Form 10-K (filed annually in October) or other financial information, write: Investor Relations at the World Headquarters address, or call 1-888-SIP-SOUP (1-888-747-7687) or visit our worldwide website at www.campbellsoupcompany.com

For copies of the Campbell Soup Foundation's Giving Report, write to Public Affairs at the World Headquarters address.

Information Sources
Inquiries regarding our products may be addressed to Campbell's Consumer Response and Information Center at the World Headquarters address, or call 1-800-257-8443.

Media and public relations inquiries should be directed to Anthony Sanzio, Director – Corporate Communications, at the World Headquarters address, or call (856) 968-4390.

Investors and financial analysts may contact Leonard F. Griehs, Vice President – Investor Relations, at the World Headquarters address, or call (856) 342-6428.

Communications concerning share transfer, lost certificates, dividends, and change of address, should be directed to Computershare Limited, 1-800-446-2617.

Shareowner Information Service
For the latest quarterly business results or other information requests such as dividend dates, shareowner programs or product news, call 1-888-SIP-SOUP (1-888-747-7687). Shareowner information is also available on our worldwide website at www.campbellsoupcompany.com

Campbell Brands
Product trademarks of Campbell Soup Company and/or its subsidiaries appearing in the narrative text of this report are italicized.

Certifications
The certifications required by Section 302 of the Sarbanes-Oxley Act have been filed as exhibits to Campbell's SEC Form 10-K. The most recent certification required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual has been filed with the New York Stock Exchange.

The papers, paper mills and printer utilized in the production of this Annual Report are all certified for Forest Stewardship Council (FSC) standards, which promote environmentally appropriate, socially beneficial and economically viable management of the world's forests. Covers and pp. 1 – 24 are printed on Mohawk Navajo, a 20% post-consumer waste recycled paper, manufactured with Green-e certified, nonpolluting, wind-generated electricity. Pages 25 – 78 of this publication are printed on Domtar Opaque-Plainfield, an Elemental Chlorine Free (ECF) paper. The report was produced by The Hennegan Company, which has implemented new technologies and processes to substantially reduce the volatile organic compound (VOC) content of inks, coatings and solutions, and invested in equipment to capture and recycle virtually all VOC emissions from web press operations.

Campbell's®

1 Campbell Place, Camden, NJ 08103-1799 www.campbellsoupcompany.com